As filed with the Securities and Exchange Commission on June 15, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

MHI Hospitality Corporation

(Exact name of Registrant as specified in its governing instruments)

410 W. Francis Street

Williamsburg, Virginia 23185

(757) 229-5648

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew M. Sims

President and CEO

MHI Hospitality Corporation

410 W. Francis Street

Williamsburg, Virginia 23185

(757) 229-5648

(757) 564-8801 (Telecopy)

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Thomas J. Egan, Jr. Esq. Baker & McKenzie LLP 815 Connecticut Avenue, NW Washington, DC 20006 (202) 452-7000	Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, PA 19103 (215) 665-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934).

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share			$125,000,000	$8,912.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any. See “Underwriting.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Note

As indicated in this prospectus, the Registrant intends to implement a reverse stock split prior to the completion of the offering. The Registrant intends to set the ratio for the reverse stock split prior to the effective date of this registration statement. The presentation of all data relating to the number of shares and per share and per unit information in this prospectus, subject to completion, dated June 15, 2010, does not reflect the anticipated reverse stock split. Prior to the effectiveness of this registration statement, the Registrant will adjust the presentation of all data relating to the number of shares and per share and per unit information to reflect the ratio as determined by the Registrant.

The information in this preliminary prospectus is not complete and may be changed or supplemented without notice. We may not sell the securities described in this preliminary prospectus until the registration statement that we have filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2010

PROSPECTUS

Shares of Common Stock

MHI HOSPITALITY CORPORATION

MHI Hospitality Corporation is a self-managed and self-administered real estate investment trust (“REIT”) that was formed in August 2004 to own and manage a portfolio of primarily full-service upscale and upper upscale hotels located in primary markets in the Mid-Atlantic and Southern United States. On December 21, 2004, we successfully completed our initial public offering and elected to be treated as a self-advised REIT for federal income tax purposes. We conduct all of our business through MHI Hospitality, L.P., our operating partnership, for which we are the sole general partner. Our company owns approximately 73.9% of the partnership units in our operating partnership. Limited partners (including certain of our officers and directors) own the remaining operating partnership units.

Our stock is currently traded on the NASDAQ® Global Market under the symbol “MDH”. We are offering shares of our common stock. The closing price of our common stock on NASDAQ on                     , 2010 was $             per share.

As a result of our election to be treated as a REIT under U.S. federal income tax laws, shares of our common stock are subject to ownership limitations relating to the maintenance of our status as a REIT. Prior to the completion of this offering, we will effect a reverse stock split of our issued and outstanding shares of common stock, which is anticipated to be on a              for              basis. The share, per share and per unit information set forth in this prospectus do not reflect the effect of the anticipated reverse stock split that is to be effected prior to the completion of this offering in which every              shares of our common stock will be converted into              share of our common stock.

See “Risk Factors” beginning on page 11 of this prospectus for risk factors relevant to an investment in shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to us before expenses	$	$

The underwriters may also purchase up to an additional              shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments, if any. The underwriters are offering our common stock as described in “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock on or about                     , 2010.

Stifel Nicolaus	Janney Montgomery Scott

The date of this prospectus is                     , 2010.

PORTFOLIO

CROWNE
PLAZA
Crowne Plaza Hollywood Beach Resort, Hollywood Beach, FL

Holiday Inn Laurel West, Laurel, MD

Hilton Wilmington Riverside, Wilmington, NC

Crowne Plaza Tampa Westshore, Tampa, FL

Hilton Savannah DeSoto, Savannah, GA

Hilton
Hilton
Hilton Philadelphia Airport, Philadelphia, PA

Sheraton Louisville Riverside, Jeffersonville, IN

Crowne Plaza Hampton Marina, Hampton, VA

Holiday Inn Brownstone Raleigh, NC

Shell Island Resort, Wrightsville Beach, NC

Crowne Plaza Jacksonville Riverfront, Jacksonville, FL

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different or additional information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

All brand and trade names, logos or trademarks contained or referred to in this prospectus are the property of their respective owners, and their appearance in this prospectus may not in any way be construed as participation by, or endorsement of, this offering by any of our franchisors. For more information, see “Our Principal Agreements—Franchise Agreements.”

i

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should carefully read this entire prospectus, including the information under the heading “Risk Factors” and all information included or incorporated by reference into this prospectus, which are described under the heading “Incorporation by Reference.” Unless otherwise indicated, the number of shares and per share and per unit information set forth in this prospectus do not reflect the effect of the anticipated reverse stock split that is to be effected prior to the completion of this offering in which every              shares of our common stock will be converted into              share of our common stock.

In this prospectus, all references to the “company,” “MHI,” “we,” “us” and “our” refer to MHI Hospitality Corporation, a Maryland corporation, its operating partnership and its subsidiaries and predecessors, unless the context otherwise requires or where otherwise indicated.

Company Overview

We are a self-managed and self-administered real estate investment trust, or REIT, that was formed in August 2004 to own, acquire, renovate and reposition primarily full-service upscale and upper upscale hotel properties located in primary markets in the Mid-Atlantic and Southern United States. Our management team has more than 80 years of collective experience in our core markets and our predecessor entities and our management company have operated continuously in the lodging industry in these same geographic regions from 1957 through December 2004 when we completed our initial public offering.

Our portfolio currently consists of 10 primarily full-service upscale and upper upscale hotels located in seven states with an aggregate of 2,421 rooms and approximately 120,200 square feet of meeting space. Nine of these hotels are wholly-owned and operate under well-known brands such as Hilton, Sheraton, Crowne Plaza and Holiday Inn and are managed on a day to day basis by MHI Hotels Services LLC, which we refer to as MHI Hotels Services. We also own a 25.0% indirect non-controlling interest in the 311-room Crowne Plaza Hollywood Beach Resort through a joint venture with The Carlyle Group, or Carlyle. In addition, we have leasehold interests in the commercial spaces of the Shell Island Resort condominium facility in Wrightsville Beach, North Carolina. Our portfolio is concentrated in markets that we believe possess multiple demand generators and have significant barriers to entry for new product delivery, which are important factors for us in identifying hotel properties that we expect will be capable of providing strong risk-adjusted returns.

During the last four years, we have invested approximately $79.4 million (approximately $38,000 per room) in capital improvements resulting in the renovation of approximately 92.0% of our wholly-owned rooms and have relicensed eight of our nine wholly-owned properties with our franchise partners. Our repositioning efforts have garnered numerous awards from our franchisors for the quality of our renovations and the high level of guest satisfaction. Our renovations have also allowed us to align our hotels with more upscale brands from our franchisors. We believe this substantial level of capital investment and our upbranding efforts will position our properties to capture revenue opportunities in their respective markets and outperform our competitors as these locations mature. All of our properties are experiencing positive cash flow and we believe the unrecognized value in our properties will become apparent as the lodging industry and the U.S. economy continue to recover.

Our Properties

As of May 31, 2010, our portfolio consisted of the following 10 hotel properties:

Wholly-Owned Properties	Number of Rooms	Location	Date of Acquisition	Year Built/Renovated
Hilton Philadelphia Airport	331	Philadelphia, PA	December 21, 2004	1972/2005
Hilton Wilmington Riverside	272	Wilmington, NC	December 21, 2004	1970/2007
Hilton Savannah DeSoto	246	Savannah, GA	December 21, 2004	1968/2008
Sheraton Louisville Riverside	180	Jeffersonville, IN	September 20, 2006	1972/2008
Crowne Plaza Jacksonville Riverfront	292	Jacksonville, FL	July 22, 2005	1970/2006
Crowne Plaza Tampa Westshore	222	Tampa, FL	October 29, 2007	1973/2008
Crowne Plaza Hampton Marina	173	Hampton, VA	April 24, 2008	1988/2008
Holiday Inn Laurel West	207	Laurel, MD	December 21, 2004	1985/2005
Holiday Inn Brownstone	187	Raleigh, NC	December 21, 2004	1971/2002

Total Rooms in Our Wholly-Owned Portfolio	2,110

Joint Venture Property
Crowne Plaza Hollywood Beach Resort	311	Hollywood, FL	August 9, 2007	1972/2006

Total Rooms in Our Portfolio	2,421

We also own two leasehold interests in the Shell Island Resort, a 169-unit condominium resort property in Wrightsville Beach, North Carolina, which were purchased for $3.5 million with the proceeds of our initial public offering. Our operating partnership entered into sublease arrangements to sublease our leasehold interests in the property at Shell Island to affiliates of our management company. The management company operates the property as a hotel and manages a rental program for the benefit of the condominium unit owners. Our operating partnership receives fixed annual rent and incurs annual lease expenses in connection with the subleases of such property.

Market Opportunity

As a result of the global economic recession, commencing in 2008 through 2009, the U.S. lodging industry experienced substantial declines in operating performance driven by declining U.S. gross domestic product, or GDP, high unemployment levels, low consumer confidence and a reduction in the availability of credit. These economic factors recently have presented attractive investment opportunities in the lodging industry. In addition to facing declining operating results, hotel owners have been adversely impacted by a significant decline in the availability of debt financing for working capital, renovations and acquisitions. We believe that the combination of declining operating performance and reduction in the availability of debt financing has caused hotel values to decline and will lead to increased hotel loan foreclosures and distressed hotel property sales. Furthermore, we believe the supply of new hotels is likely to remain low for the next several years due to limited availability of debt financing in the lodging industry.

Operating performance in the lodging industry historically has correlated with U.S. GDP growth and we believe the national economy is currently showing signs of stabilization as a number of economists and government agencies have concluded that the U.S. economy has resumed positive growth and is expected to continue to grow over the next several years. As growth returns to the domestic economy, industry experts are projecting that lodging fundamentals will strengthen over the near term.

Additionally, although the lodging industry historically has lagged broader economic recoveries, industry fundamentals have recently shown signs of improvement. Smith Travel Research, a leading provider of supply and demand data for the lodging industry, reported that, in March 2010, the U.S. lodging industry experienced its first month of positive year-over-year revenue per available room, or RevPAR, growth in almost two years with a 3.8% increase. Smith Travel Research predicted a slight increase in RevPAR of 0.2% in the summer of 2010 compared to the summer of 2009, coupled with a 2.2% increase in average occupancy and a 1.9% increase in average daily rate, or ADR, as compared to the summer of 2009.

Competitive Strengths

We believe the following factors differentiate us from other owners, acquirors and investors in hotel properties:

Experienced Management Team. We believe that our senior management team, with more than 80 years of combined experience in the lodging industry, will drive our growth strategy. Our company is led by our chairman, president and chief executive officer, Mr. Andrew M. Sims, an industry veteran with extensive experience in successfully acquiring, renovating, upbranding and repositioning full-service hotel properties in the Mid-Atlantic and Southern regions of the United States.

Existing Portfolio Poised For Significant Growth. During the last four years, we have invested approximately $79.4 million in capital improvements resulting in the renovation of approximately 92.0% of our wholly-owned rooms and have relicensed eight of our nine wholly-owned properties with our franchise partners. We believe this substantial level of capital investment and our upbranding efforts will position our properties to capture revenue opportunities in their respective markets and outperform our competitors as these locations mature. In addition, our hotels are located near stable demand generators, such as large state universities, convention centers, corporate headquarters, sports venues and office parks and in markets that have significant barriers to entry for new product delivery. All of our properties are experiencing positive cash flow and we believe the unrecognized value in our properties will become apparent as the lodging industry and the economy continue to recover.

Proven Acquirer. Over the past six years, our senior management team has been involved in the acquisition of approximately $125 million of hotels through five acquisitions, which represents 1,178 hotel rooms, in our core geographic growth markets and demonstrated the ability to successfully acquire, renovate, upbrand and reposition hotel properties. Through these acquisitions, we have more than doubled the size of our company since 2004, in terms of number of properties.

Growth-Oriented Capital Structure. We intend to use a substantial portion of the net proceeds of this offering to repay outstanding debt under our credit agreement and certain of our mortgage debt. We believe our strengthened balance sheet and enhanced liquidity will afford us the ability to capitalize on attractive acquisitions that currently exist or become available in the market. We also expect that, following this offering, we will have sufficient liquidity to satisfy the conditions in our credit agreement to enable us to enhance the level of our dividend distributions, subject to the approval of our board of directors.

Longtime Relationships with Leading Full-Service Hotel Brands. Our senior management team has developed strong relationships with many of the top full-service hotels brands in the upscale to upper upscale categories, as characterized by such brands as Hilton, Sheraton and Crowne Plaza and has achieved numerous awards from nationally recognized hotel franchisors, such as Intercontinental Hotels Group, Starwood Hotels and Hilton Hotels.

Focused Property Investment Strategy. As industry fundamentals improve, we intend to enhance stockholder value by pursuing attractive lodging investments in the full-service hotel property space in the Mid-Atlantic and Southern regions of the United States, including markets such as Washington, D.C., Miami,

Florida, Atlanta, Georgia, Charlotte, North Carolina and Charleston, South Carolina. Currently, we have a pipeline of potential acquisition candidates valued at approximately $             million. We are actively seeking and considering opportunities that fit our strategy. Our management team’s extensive transaction experience leads us to believe that we will be able to deploy the excess capital proceeds from this offering toward new acquisitions in an efficient, effective and timely manner.

Our Strategy and Investment Criteria

Our strategy will be to grow through acquisitions of full-service, upscale and upper upscale hotel properties located in the primary markets of the Mid-Atlantic and Southern United States. We intend to grow our portfolio through disciplined acquisitions of hotel properties and believe that we will be able to source significant external growth opportunities through our management team’s extensive network of industry, corporate and institutional relationships that reflect more than 80 years of collective industry experience.

The recent economic downturn has had a significant negative impact on the financial performance of many hotel properties. We believe that there will be a substantial number of opportunities to acquire hotel properties given the lack of available debt financing in the capital markets and the weakened fundamentals in the lodging industry over the last two years. Our management will focus on acquiring full-service hotel properties that can be acquired at prices representing a significant discount to estimated replacement cost in our identified geographic markets. By acquiring such properties, we believe we can create significant value and strong, risk-adjusted returns for our stockholders.

Our investment criteria are further detailed below.

•

Geographic Growth Markets: We focus on the Mid-Atlantic and Southern regions of the United States. Our management team has a long history of operating hospitality assets in these geographic markets and remains confident in the long-term growth potential associated with this part of the United States. These markets are generally characterized by population growth, economic expansion, growth in new businesses, and growth in the resort, recreation, and leisure segments. Historically, we have had a number of properties in coastal locations. We will continue to focus on these markets and will investigate other markets for acquisitions only if we believe these new markets will provide similar long-term growth prospects.

•

Full-Service Hotels: We focus our acquisition strategy on the full-service hotel segment. Our full-service hotels fall primarily under the upscale to upper upscale categories and include such brands as Hilton, Sheraton and Crowne Plaza. We do not own economy branded hotels. We believe that full-service hotels, with upscale to upper upscale brands will outperform the broader U.S. hotel industry as the U.S. enters a period of recovery, and thus should offer the highest returns on invested capital.

•

Significant Barriers to Entry: We intend to execute a strategy that entails the acquisition of hotels in prime locations with significant barriers to entry. We seek to acquire properties that will benefit from the licensing of brands that are not otherwise present in the market and provide us with geographic exclusivity which helps to protect the value of our investment.

•

Proximity to Demand Generators: We seek to acquire hotel properties located near multiple stable demand generators for both leisure and business travelers within their respective markets, including large state universities, airports, convention centers, corporate headquarters, sports venues and office parks.

Since our initial public offering in 2004, we have focused on the acquisition of underperforming hotel properties that could be purchased at significant discounts to replacement cost and were ideal candidates for renovation, upbranding and repositioning within a given market. In the near term, however, we believe that current market conditions will lead to an increase in hotel loan foreclosures and distressed asset sales, which will present numerous opportunities to acquire well-positioned, performing upscale and upper upscale hotel properties at attractive prices. We intend to augment our historical acquisition strategy accordingly.

We typically define underperforming hotels as those that are poorly managed, suffer from significant deferred maintenance and capital improvement and that are not properly positioned in their respective markets. In pursuing these opportunities, we hope to improve revenue and cash flow and increase the long-term value of the underperforming hotels we acquire. Our ultimate goal is to achieve a total investment that is substantially less than replacement cost of a hotel or the acquisition cost of a market performing hotel. In analyzing a potential investment in an underperforming hotel property, we typically characterize the investment opportunity as one of the following:

•

Upbranding Opportunity: The acquisition of properties that can be upgraded physically and enhanced operationally to qualify for what we view as higher quality franchise brands, including Hilton, Doubletree, Crowne Plaza, Westin and Sheraton.

•	Shallow-Turn Opportunity: The acquisition of an underperforming but structurally sound hotel that requires moderate renovation to re-establish the hotel in its market.

•

Deep-Turn Opportunity: The acquisition of a hotel that is closed or functionally obsolete and requires a restructuring of both the business components of the operations as well as the physical plant of the hotel, including extensive renovation of the building, furniture, fixtures and equipment.

Typically, in our experience, a deep turn opportunity takes a total of approximately three years from the initial acquisition of a property to achieving full post-renovation stabilization. Therefore, when evaluating future opportunities in underperforming hotels, we intend to focus on upbranding and shallow-turn opportunities, and to pursue deep-turn opportunities on a more limited basis and in joint venture partnerships if possible.

Recent Developments

Reverse Stock Split

It is anticipated that our Board of Directors will approve an amendment to our charter to effect a              for              reverse stock split of all of our issued and outstanding shares of common stock. To effect the reverse stock split, we will file the charter amendment with the Maryland State Department of Assessments and Taxation. We expect that the reverse stock split will occur immediately prior to the closing of the offering contemplated herein. We expect that the par value and number of authorized shares of our common stock will remain unchanged. Unless otherwise stated, the number of shares and per share and per unit information included in this prospectus, or otherwise incorporated by reference, do not give effect to the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us to reflect the reverse stock split.

Loan Modification

On June 4, 2010, we entered into a fifth amendment to our credit agreement to address the sufficiency of the borrowing base. The amendment revises the methodology used to value our existing hotel properties in the borrowing base and modifies certain other aspects of the credit agreement, as amended, including fixing our interest rate spread for our variable LIBOR-based interest rate at 4.00% and a minimum LIBOR of 0.75%. The amendment converts the facility to non-revolving, eliminates our ability to re-borrow principal paid in the future and establishes minimum repayments equal to 50% of excess cash flow, as defined in the agreement, payable quarterly. Pursuant to the amendment, we will be required to fund reserves for insurance and real estate taxes as well as a reserve for the replacement of furniture, fixtures and equipment equal to 3.0% of gross room revenues.

The amendment also modifies the fixed charge covenant, eliminates the leverage covenant, places limits on capital expenditures and requires prepayments from a portion of the proceeds of future equity offerings, including this offering, of up to $21.7 million. In the event that we make prepayments totaling $21.7 million, the excess cash flow prepayment requirement will terminate. The amendment allows us to pay additional dividends in any fiscal quarter, subject to the existing cap of 90% of the prior year’s funds from operations (FFO) and the existing liquidity thresholds. See the section “Distributions and Dividend Policy” included elsewhere in this prospectus. The amendment provides for a contingent extension of the maturity date for one year to May 2012, provided that certain valuation and other criteria are met, including payment of an extension fee and financing the Jacksonville mortgage.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. Such risks and uncertainties include, among other things, risks and uncertainties related to:

•	national and local economic and business conditions, including the recent economic downturn, that will affect occupancy rates at our hotels and the demand for hotel products and services;

•	risks associated with the hotel industry, including competition, increases in wages, energy costs and other operating costs;

•

the availability and terms of financing and capital and the general volatility of the securities markets, specifically, the impact of the current credit crisis which has severely constrained the availability of debt financing;

•	risks associated with the level of our indebtedness, our ability to meet covenants in our debt agreements and, if necessary, to refinance or seek an extension of the maturity of such indebtedness;

•	management and performance of our hotels;

•	risks associated with the conflicts of interest of our officers and directors;

•	risks associated with redevelopment and repositioning projects, including delays and cost overruns;

•	supply and demand for hotel rooms in our current and proposed market areas;

•	our ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;

•	legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts; and

•	other factors, including those discussed in “Risk Factors” in this prospectus and incorporated by reference into this prospectus.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code (the “Code”) commencing with our taxable year ending December 31, 2004. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90.0% of our taxable income (excluding net capital gains) to our stockholders. We have adhered to these requirements each taxable year since our formation in 2004, and intend to continue to adhere to these requirements and maintain our qualification for taxation as a REIT. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income that is distributed to stockholders. If we fail to qualify for taxation as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and we would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

Distribution Policy

To maintain our qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income excluding net capital gains, which does not necessarily equal net income as calculated in accordance with GAAP. The timing, frequency and amount of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, including, but not limited to, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership, which will depend upon receipt of rent payments with respect to our properties from our TRS Lessee. Our cash available for distribution may be less than 90.0% of our REIT taxable income which may require us to sell assets or borrow funds in order to make distributions. Distributions to our stockholders generally will be taxable to our stockholders as ordinary income; however, because a significant portion of our investments will be equity ownership interests in hotel properties, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a return of capital. To the extent not inconsistent with maintaining our REIT status, our taxable REIT subsidiary, MHI Holding, and our TRS Lessee may retain any after-tax earnings.

In December 2008, in the interest of capital preservation and based on the expectation that the U.S. economy, and in particular the lodging industry, would continue to face declining operating trends through 2009, we amended our dividend policy and reduced the level of our cash dividend payments. Our ability to make distributions is constrained by the terms of the fourth and fifth amendments to our credit agreement. While our credit agreement permits the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of, or after giving effect to, the distribution and we do not incur indebtedness to make the distribution, it provides additional conditions that must be met before payments in excess of the minimum distributions can be made. We may make such additional dividend distributions so long as no event of default exists at the time, or after giving effect to, such additional distributions if we maintain a minimum liquidity position of $10 million and satisfy a debt yield ratio of EBITDA to total liabilities of at least 10% before and after giving effect to such distribution, provided the aggregate amount of such distributions in a given year cannot exceed 90% of FFO for the prior fiscal year. Once we have paid all amounts due under the credit agreement and the credit agreement is terminated, all of these restrictions will no longer apply.

Restrictions on Ownership and Transfer

Because our board of directors believes it is beneficial at present for us to qualify as a REIT, the charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% in value of our outstanding shares of stock. In addition, the charter prohibits any person from acquiring or holding, directly or indirectly, shares of common stock in excess of 9.9% of the number of our outstanding shares of common stock.

Our Corporate Information

We are a Maryland corporation, incorporated in August 2004. Our principal executive offices are located at 410 W. Francis Street, Williamsburg, VA 23185. Our telephone number is (757) 229-5648. Our website is http://www.MHIHospitality.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

THE OFFERING

Shares of common stock offered	shares(1)

Shares of common stock to be outstanding upon completion of the offering	shares(1)

Use of proceeds	We estimate that the net proceeds from the offering of shares of our common stock pursuant to this prospectus, after deducting the underwriting discount and estimated offering costs and expenses, will be approximately $ million (or $ million if the underwriter’s over-allotment is exercised in full). We intend to use the net proceeds from this offering to further strengthen our balance sheet, including:

•	$75.2 million to repay the outstanding debt under our current credit line, and

•	$18.0 million to repay the outstanding mortgage debt on our Crowne Plaza Jacksonville Riverfront property.

The remaining net proceeds will be used to fund working capital needs (including approximately $2.5 million to fund renovations at our Holiday Inn Brownstone property), to pursue acquisition opportunities and other general corporate purposes.

NASDAQ symbol	“MDH”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the caption “Risk Factors” beginning on page 11 and all other information in this prospectus before investing in our common stock.

(1)	Does not include shares issuable upon exercise of the underwriters’ over-allotment option in full.

Summary Financial Information

The following is a summary of selected statement of operations and balance sheet data for each of the periods indicated. The selected financial data presented below for the three months ended March 31, 2010 and 2009 is derived from our unaudited consolidated financial statements and related notes. The selected financial data presented below for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements and related notes.

The selected consolidated financial data presented below should be read in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with our consolidated financial statements and the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on March 5, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010, which are incorporated herein by reference.

	Three Months Ended		For the Year Ended
	March 31, 2010 (Unaudited)	March 31, 2009 (Unaudited)	December 31, 2009	December 31, 2008	December 31, 2007
Statement of Operations

Total Revenues	$17,515,590	$15,499,189	$71,518,726	$70,762,732	$69,814,379
Total Operating Expenses excluding Depreciation and Amortization	(15,021,251)	(13,796,818)	(59,224,407)	(58,810,001)	(55,014,440)
Depreciation and Amortization	(2,131,484)	(1,910,598)	(8,420,085)	(6,346,222)	(5,050,234)

Net Operating Income	$362,855	$(208,227)	$3,874,234	$5,606,509	$9,749,705
Interest Income	$5,661	$13,486	$41,999	$72,547	$132,715
Interest Expense	(2,310,950)	(2,000,858)	(9,661,871)	(6,811,460)	(4,211,785)
Other Income (Expense) – Net	655,479	347,701	927,925	(1,263,305)	(2,034,539)
Income Tax Benefit (Provision)	192,920	896,278	1,807,126	1,475,695	187,888

Net Income (Loss)	$(1,094,035)	$(951,620)	$(3,010,587)	$(920,014)	$3,823,984

Net Income (Loss) Attributable to Non-Controlling Interest	$(314,192)	$(332,549)	$(1,036,757)	$(322,127)	$1,362,967
Net Income (Loss) Attributable to the Company	$(779,843)	$(619,071)	$(1,973,830)	$(597,887)	$2,461,017

Balance Sheet(1)
Total Assets	$212,647,344	$220,920,429	$213,959,755	$211,218,434	$159,958,990

Total Long-Term Debt including Current Portion	72,637,273	73,000,000	72,738,250	72,256,168	55,000,000
Total Current and Long-Term Liabilities(1)	159,779,957	168,153,861	160,118,529	157,442,238	100,083,094
Non-Controlling Interest	12,457,510	17,091,222	15,660,933	17,461,147	19,689,453
Total MHI Hospitality Corporation Stockholders’ Equity	40,409,877	35,675,346	38,180,293	36,315,049	40,186,443

Total Liabilities and Shareholders’ Equity	$212,647,344	$220,920,429	$213,959,755	$211,218,434	$159,958,990

Operating Data
Average Number of Available Rooms	2,110	2,110	2,071	1,775	1,537
Occupancy Percentage(2)	62.7%	54.1%	60.4%	62.0%	69.8%
Average Daily Rate (ADR)(2)	$101.65	$109.98	$107.21	$119.50	$118.86
RevPAR(2)	$63.69	$59.47	$64.74	$74.04	$82.97

Additional Financial Data
FFO(3)	$1,173,760	$1,095,156	$5,997,948	$6,292,400	$9,249,327
FFO Per Share and Unit(3)(4)	$0.09	$0.10	$0.55	$0.59	$0.87

Earnings (Loss) Per Share (Basic and Diluted)(3)(4)	$(0.08)	$(0.09)	$(0.28)	$(0.09)	$0.36

(1)	As of the period end.
(2)	Occupancy Percentage is calculated by dividing the total daily number of rooms sold by the total daily number of rooms available. Average Daily Rate, ADR, is calculated by dividing the total daily room revenue by the total daily number of rooms sold. Revenue Per Available Room (RevPAR) is calculated by dividing the total daily room revenue by the total daily number of rooms available.
(3)

Funds from Operations (FFO) is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, NAREIT. FFO, as defined by NAREIT, represents net income or loss determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by itself. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required GAAP presentations, has improved the understanding of the operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted net income (loss) for reviewing comparative operating and financial performance because we believe FFO is most directly comparable to net income (loss), which remains the primary measure of performance, because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, other companies may not calculate FFO in the same manner as we do, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

(4)	The per share and per unit information do not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

	For the Three Months Ended		For the Years Ended
	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
Reconciliation of FFO	$(1,094,035)	$(951,620)	$(3,010,587)	$(920,014)	$3,823,984
Net Income (Loss)	2,131,484	1,910,598	8,420,085	6,346,222	5,050,234
Add Depreciation and Amortization	136,311	136,178	545,580	545,659	135,445
Subtract Gain/ Add Loss on Asset Disposal	—	—	42,870	320,533	239,664

Funds From Operations	$1,173,760	$1,095,156	$5,997,948	$6,292,400	$9,249,327

Weighted average shares outstanding(1)	9,175,652	6,957,915	7,143,829	6,937,234	6,843,736
Weighted average units outstanding(1)	3,696,699	3,737,607	3,737,607	3,737,607	3,790,209

Weighted average shares and units(1)	12,872,351	10,695,522	10,881,436	10,674,841	10,633,945

FFO per share and unit(1)	$0.09	$0.10	$0.55	$0.59	$0.87

(1)	The number of shares and per share and per unit information do not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

FFO does not represent cash generated from operating activities as determined by accounting principles generally accepted in the United States of America, which we refer to as GAAP, and should not be considered as an alternative to GAAP net income, as an indication of our financial performance, or to cash flow from operating activities as determined by GAAP, as a measure of liquidity. In addition, FFO is not indicative of funds available to fund cash needs, including the ability to make cash distributions.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below, together with the other information contained in or incorporated by reference into this prospectus, before making an investment. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Some of the statements in this section of this prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to this Offering

The market price and trading volume of our common stock have been and may continue to be volatile following this offering.

The market price of our common stock has been volatile and subject to wide fluctuations and may continue to be volatile following this offering. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our earnings estimates or publication of research reports about us or the real estate or specialty finance industry;

•	decreases in the market valuations of our assets;

•	increased difficulty in maintaining or obtaining financing on attractive terms, or at all;

•	increases in market interest rates that lead purchasers of our shares of common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

We have not established a minimum distribution payment level, and we cannot assure you of our ability to pay distributions in the future.

In December 2008, in the interest of capital preservation and based on the expectation that the U.S. economy, and in particular the lodging industry, would continue to face declining operating trends through 2009, we amended our dividend policy and reduced the level of our cash dividend payments. Our ability to make distributions is constrained by the terms of the fourth and fifth amendments to our credit agreement. While our credit agreement permits the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of, or after giving effect to, the distribution and we do not incur indebtedness to make the distribution, it provides additional conditions that must be met before payments in excess of the minimum distributions can be made. We may make such additional dividend distributions so long as no event of default exists at the time, or after giving effect to, such additional distributions if we maintain a minimum liquidity position of $10 million and satisfy a debt yield ratio of EBITDA to total liabilities of at least 10% before and after giving effect to such distribution, provided the aggregate amount of such distributions in a given year cannot exceed 90% of FFO for the prior fiscal year.

Our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. To maintain our qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income excluding net capital gains, which does not necessarily equal net income as calculated in accordance with GAAP. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, debt covenants, maintenance of our REIT qualification, applicable provisions of Maryland law and other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return of capital.

We are currently prohibited from paying dividends on our common stock in excess of the minimum amount necessary to maintain REIT status.

Except to the extent required to satisfy minimum REIT distribution requirements, we are restricted by our credit agreement from making any cash distributions on our common stock. We are currently below the minimum thresholds set forth in our credit agreement for which discretionary cash distributions are permitted.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

Because we will have broad discretion over the use of the net proceeds from the offering, you may not agree with how we use the proceeds.

We will contribute the net proceeds to our operating partnership in exchange for additional partnership units. Our operating partnership intends to subsequently use the net proceeds received from us to further strengthen our balance sheet, including repaying outstanding debt under our revolving credit line, repaying or repurchasing certain of our mortgage debt, funding working capital, pursuing acquisition opportunities that are accretive to long-term stockholder value and for other general corporate purposes. However, after satisfying the requirements of our credit agreement, we may allocate the proceeds among these purposes in our discretion. In addition, economic and financial market conditions may require us to allocate portions of the net proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from the offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner that you consider appropriate. See “Use of Proceeds.”

Future issuances of debt securities, which would rank senior to our common stock upon our liquidation, and future issuances of equity securities, which would dilute the holdings of our existing stockholders and may be senior to our common stock for the purposes of making distributions, including liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may issue debt or equity securities or make other borrowings. Upon liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before holders of our shares of common stock. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional common share issuances, directly or through convertible or exchangeable securities, warrants or options, will generally dilute holdings of our existing stockholders and may reduce the market price of our common stock. In addition, upon the completion of this offering, we will have              shares of common stock reserved for issuance upon redemption of units. Limited partners may exercise redemption rights to cause the redemption of units at any time after the one-year anniversary of the issuance of the units. All of the operating partnership units that are currently held by the limited partners were issued more than one year ago and, therefore, are subject to redemption at the option of such unitholders. After giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our earnings per share and funds from operations per share. The actual amount of dilution from this offering, or from any future offering of common or preferred stock, will be based on numerous factors and cannot be determined at this time. Additionally, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market pursuant to this offering, or otherwise, or as a result of the perception or expectation that such sales could occur. Our preferred shares, if issued, would likely have a preference on distribution payments, including liquidating distributions, which could limit our ability to make distributions, including liquidating distributions, to holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future issuances of debt or equity securities or other borrowings will reduce the market price of our common stock and dilute their ownership in us.

The impact of the anticipated reverse stock split on the price and liquidity of our common stock is uncertain.

We anticipate effecting the              for              reverse stock split of our common stock for the purpose of increasing the per share trading price, among others. However, the price may decline due to many factors including: (i) the negative perception of reverse stock splits held by some stock market participants; (ii) the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and (iii) the costs associated with implementing a reverse stock split. The effect of the reverse stock split upon the market price of our common stock cannot be predicted with any certainty, and the history of similar stock splits for companies in similar circumstances to ours is varied. It is also possible that a reverse stock split may not increase the per share price of our common stock in proportion to the reduction in the number of shares of our common stock outstanding or result in a permanent increase in the per share price, which depends on many factors.

A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in our overall market capitalization. If the per share market price does not increase proportionately as a result of the reverse split, then the value of our company as measured by our market capitalization will be reduced, perhaps significantly. In addition, because the reverse stock split will significantly reduce the number of shares of our common stock that are outstanding, the liquidity of our common stock could be adversely affected and you may find it more difficult to purchase or sell shares of our common stock.

Risks Related to Our Debt and Financing and the Current Economic Climate

We have substantial financial leverage.

At March 31, 2010, our consolidated debt (net of cash) of $150.0 million represented approximately 82.0% of our total enterprise value. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. Limitations upon our access to additional debt could adversely affect our ability to fund these programs or acquire hotels in the future.

Our financial leverage could negatively affect our business and financial results, including the following:

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for capital expenditures, future business opportunities, paying dividends or other purposes;

•	limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;

•	limit our ability to refinance existing debt;

•	require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain financing;

•	force us to dispose of one or more of our properties, possibly on unfavorable terms;

•	increase our vulnerability to adverse economic and industry conditions, and to interest rate fluctuations;

•	limit our flexibility to make, or react to, changes in our business and our industry; and

•	place us at a competitive disadvantage, compared to our competitors that have less debt.

The general economic slowdown has negatively affected the financial performance of our hotels, which is the primary factor in determining their fair market value. If the general economic slowdown continues and fails to turn around, we may have difficulty complying with the covenants in our credit agreement.

Under the terms of our credit agreement, we must satisfy certain financial and non-financial covenants. As of March 31, 2010, we had $75.2 million outstanding under our credit agreement. In June 2010, we entered into an amendment to our credit agreement that adjusted the valuation methodology for valuing our existing hotel properties and converted the facility to non-revolving. Our credit agreement limits the principal balance that may be outstanding at any time to 85% of the value of the properties in our collateral pool based on the valuation methodology in the credit agreement. The valuation methodology applies a multiple to the net operating income of each property to determine its value for purposes of the credit facility, except with respect to the Crowne Plaza Tampa Westshore property, which is valued in the collateral pool at the lesser of (x) the appraised value and (y) $19.6 million. The credit agreement also contains financial covenants which include tests of our level of overall profitability and leverage. As of March 31, 2010, we were in compliance with all the required covenants.

Failure to maintain sufficient levels of financial performance at our hotel properties could cause the value of our collateral pool, as determined by the terms of the agreement, to fall below anticipated borrowing levels and could require us to immediately repay a portion of the outstanding indebtedness. Failure to repay required portions of our indebtedness would create a potential default under this credit agreement. In addition to the impact on the value of the collateral pool, failure to maintain sufficient levels of financial performance at our hotel properties could cause us to fail any of the financial performance covenant tests in our credit agreement. Failure to satisfy these covenants and conditions would create a potential default under this credit agreement. While we may seek temporary or permanent relief through either an amendment or waiver, there can be no assurance that the lenders would grant an amendment or waiver, and any such amendment or waiver may include additional fees, increased interest rates or other more stringent terms and conditions that are materially disadvantageous to us. In order to avoid a default due to insufficiency of the collateral pool, we may have to repay a significant portion of the outstanding indebtedness.

In the event of a default, for failure to satisfy any of the loan covenants or for failure to make timely repayment necessitated by an insufficiency of the collateral pool, our lender could require us to immediately repay all outstanding indebtedness under the credit facility. In order to repay all or a significant portion of the outstanding indebtedness, we would have to obtain financing from alternative debt sources or private or public offerings of debt or equity securities. There can be no assurance that such alternative financing sources would be available to us at all or on terms that are acceptable to us. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms. To the extent we cannot repay our outstanding debt, we risk losing some or all of these properties to foreclosure and we could be required to invoke insolvency proceedings including, but not limited to, commencing a voluntary case under the U.S. Bankruptcy Code.

If the recent economic slowdown continues to negatively affect the financial performance of our hotels, we may have difficulty refinancing existing indebtedness when it matures.

The amount of indebtedness lenders are willing to finance is generally limited to a percentage of a property’s fair market value. Valuations of hotel properties can be derived from various approaches, but a critical factor in the valuation is the financial performance, or potential financial performance of the hotel. Should the expected economic recovery fail to develop or be limited in scope or duration and have an impact on our hotels’ financial performance, we may not be able to refinance the balances currently outstanding on our properties’ mortgage loans and may be required to repay a portion of the indebtedness upon refinance. If we do not have sufficient funds to repay that portion of the indebtedness, it may be necessary to raise capital through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses and potentially reducing cash flow from operating activities if the sale proceeds in excess of the amount required to satisfy the indebtedness could not be reinvested in equally profitable real property investments.

In addition to refinancing mortgage indebtedness on individual properties, we may be required to refinance our indebtedness under the credit facility, which matures in May 2011 and may be extended to May 2012, provided that certain valuation and other criteria are met, including payment of an extension fee and refinancing the Jacksonville mortgage. Should the properties that comprise the collateral pool for the credit facility not achieve or maintain sufficient levels of financial performance, we may not be able to obtain adequate secured debt financing. Similar to the risk of refinancing mortgage indebtedness on individual properties, if we do not have sufficient funds to repay the indebtedness, we may have to raise additional capital, which may be subject to disadvantageous terms and higher rates of interest that would lower our cash flow; or we may have to dispose of hotel properties on disadvantageous terms.

Due to conditions beyond our control, we may not be able to obtain corporate financing in the future, and the terms of any future financings may limit our ability to manage our business. Difficulties in obtaining financing on favorable terms would have a negative effect on our ability to maintain our current operations and execute our business strategy.

We anticipate that we may be required to seek additional capital in the future, including financing necessary to refinance or replace existing long-term debt and to fund capital expenditures. Based on current market conditions, the availability of financing is, and may continue to be, limited. There can be no assurance that we will be able to obtain future financings, if needed, on acceptable terms, if at all. In July 2010, our mortgage on the Crowne Plaza Jacksonville Riverfront matures, but may be extended to July 2011, if, at the time of the extension, no event of default has occurred, an extension fee of 0.25% is paid and the scheduled interest payment that would have been due on the maturity date but for such extension is made. We have notified the lender under the Jacksonville mortgage of our intent to extend the maturity date to July 2011. The credit facility, which had a balance at March 31, 2010 of approximately $75.2 million, matures in May 2011 and may be extended to May 2012, subject to certain terms and conditions. In June 2011, the mortgage on the Crowne Plaza Hampton Marina, which may be extended to June 2012 subject to certain terms and conditions, matures.

If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may not be able to execute our business strategies. Moreover, the terms of any additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.

Our liquidity, including access to capital markets and financing, could be constrained by limitations in the overall credit markets, our creditworthiness, and our ability to comply with financial covenants in our debt instruments.

Our ability to borrow under new financial arrangements depends on our compliance with covenants in the related agreements, and on our performance against covenants in our credit agreement that require compliance with certain financial ratios as of the end of each fiscal quarter. Among other restrictions, our credit agreement limits the amount of leverage we are allowed to undertake. To the extent that we are unable to maintain compliance with this and other requirements or to perform against the financial performance covenants, due to one or more of the various risk factors discussed herein or otherwise, our ability to borrow, and our liquidity, would be adversely impacted.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt, including any borrowings under our credit facility. Historically, borrowings under our credit facility have borne interest at floating interest rates of 30-day LIBOR plus 1.625% to 3.25%, depending on our leverage ratio. In June 2010, we amended our credit facility, which increased our LIBOR-based, floating interest rate spread to 4.00% and imposed a minimum LIBOR of 0.75%. We had an interest-rate swap agreement that fixed the amount of interest on $30.0 million of the indebtedness which expired in April 2010. In conjunction with the execution of the fifth amendment to our credit agreement in June 2010, we entered into another interest-rate swap agreement that expires in April 2011 and fixes the amount of interest on $30.0 million of our indebtedness. To the extent that the total amount borrowed on the credit facility is less than the notional amount of the interest-rate swap, we are exposed to falling interest rates on the difference between the amount borrowed and the notional amount of the interest rate swap. To the extent that the total amount borrowed on the credit facility is more than the notional amount of the interest-rate swap, we are exposed to rising interest rates on the amount borrowed in excess of the notional amount of the swap. Any additional hedging transactions into which we enter would have to be structured so as to not jeopardize our status as a REIT. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our shares may be delisted from the NASDAQ Global Market if the closing price for our shares is not maintained at $1.00 per share or higher.

NASDAQ imposes, among other requirements, listing maintenance standards as well as minimum bid and public float requirements. The price of our shares must trade at or above $1.00 to comply with NASDAQ’s minimum bid requirement for continued listing on the NASDAQ Global Market.

If the closing price of our shares fails to meet NASDAQ’s minimum bid price requirement for 30 consecutive days, or if we otherwise fail to meet all other applicable requirements of the NASDAQ Global Market, NASDAQ may make a determination to delist our shares of common stock. Any such delisting could have adverse effects by, among other things:

•	reducing the trading liquidity and market price of our common stock;

•	reducing the number of investors willing to hold or acquire our common stock, thereby restricting our ability to obtain equity financing;

•	causing an event of default under certain of our debt agreements, which could serve to accelerate the indebtedness; and

•	reducing our ability to retain, attract and motivate directors, officers and employees.

Risks Related to Our Business and Properties

If the economy falls back into a recessionary period or fails to improve and return to positive growth, our operating performance and financial results may be harmed by further declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry and the general economy have traditionally been closely linked. In an economic downturn, business and leisure travelers may seek to reduce costs by limiting travel and/or reducing costs on their trips. Our hotels, which are all full-service hotels, may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. A decrease in demand for hotel stays and hotel services will negatively affect our operating revenues, which will lower our cash flow and may affect our ability to make distributions to stockholders and to maintain compliance with our loan obligations. We incurred a net loss of approximately $0.78 million and $2.0 million for our first fiscal quarter of 2010 and our 2009 fiscal year, respectively. A prolonged economic downturn may produce continued losses. A weakening of the economy may adversely and materially affect our industry, business and results of operations and we cannot predict how severe and prolonged a downturn might be. Moreover, reduced revenues as a result of a weakening economy may also reduce our working capital and impact our long-term business strategy.

We are subject to risks of increased hotel operating expenses and decreased hotel revenues.

Our leases with our TRS Lessee provide for the payment of rent based in part on gross revenues from our hotels. Our TRS Lessee is subject to hotel operating risks including decreased hotel revenues and increased hotel operating expenses, including but not limited to the following:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses.

Any increases in these operating expenses can have a significant adverse impact on our TRS Lessee’s ability to pay rent and other operating expenses and, consequently, our earnings and cash flow.

In keeping with our investment strategy, we may acquire, renovate, and/or rebrand hotels in new or existing markets as part of our repositioning strategy. Unanticipated expenses and insufficient demand for newly repositioned hotels could adversely affect our financial performance and our ability to comply with covenants in our credit agreement and to make distributions to our stockholders.

In May 2008, we opened the Sheraton Louisville Riverside following an extensive 18-month renovation of the hotel. In addition, in April 2008 we acquired the Hampton Marina Hotel in Hampton, Virginia and subsequently renovated the property as a part of its rebranding as the Crowne Plaza Hampton Marina. In March 2009, we opened the Crowne Plaza Tampa Westshore following a 16-month renovation of the hotel. As part of our business plan, we may develop or acquire hotels in certain markets in which our management may have little or no operating experience. Additionally, those properties may also be renovated and rebranded as part of a repositioning strategy. Potential customers may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand at new hotel properties, therefore, could adversely affect our financial performance and our ability to comply with covenants in our credit agreement and to make distributions to our stockholders.

We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel and as a result, our returns are dependent on the management of our hotels by MHI Hotels Services.

Under the terms of our management agreements with MHI Hotels Services and the REIT qualification rules, our ability to participate in operating decisions regarding the hotels is limited. We will depend on MHI Hotels

Services to operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and ADR, we may not be able to force MHI Hotels Services to change its method of operation of our hotels. Additionally, in the event that we need to replace MHI Hotels Services or any other management companies in the future, we may be required by the terms of the applicable management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Our ability to make distributions to our stockholders is restricted by the terms of our credit agreement and is subject to fluctuations in our financial performance, operating results and capital improvements requirements.

As a REIT, we are required to distribute at least 90.0% of our REIT taxable income, excluding net capital gains, each year to our stockholders. However, several factors may make us unable to declare or pay distributions to our stockholders, including poor operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements that may be required by our franchisors.

We lease all of our hotels to our TRS Lessee. The TRS Lessee is subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. Among the factors which could cause our TRS Lessee to fail to make required rent payments are reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors that could reduce the net operating profits of our TRS Lessee are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

Additionally, our ability to make distributions is constrained by the terms of the fourth and fifth amendments to our credit agreement. While our credit agreement permits the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of the distribution and we do not incur indebtedness to make the distribution, it provides additional conditions that must be met before payments in excess of the minimum distributions can be made. We may make such additional dividend distributions if we maintain a minimum liquidity position of $10 million and satisfy a debt yield ratio of EBITDA to total liabilities of at least 10%, provided the aggregate amount of such distributions in a given year cannot exceed 90% of FFO for the prior fiscal year.

Subject to the restrictions of our credit agreement, the amount of any dividend distributions is in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations, debt covenants, and capital expenditure requirements. We cannot assure you that we will continue to generate sufficient cash to fund distributions.

Geographic concentration of our hotels makes our business vulnerable to economic downturns in the Mid-Atlantic and Southern United States.

Our hotels are primarily located in the Mid-Atlantic and Southern United States. Economic conditions in the Mid-Atlantic and Southern United States significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Mid-Atlantic and Southern United States and in our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Our investment opportunities and growth prospects may be affected by competition for acquisitions.

We compete for investment opportunities with other entities, some of which have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us, which may limit our ability to grow. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or at all.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the value of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and, beginning with our fiscal year ending December 31, 2010, have our independent auditors annually issue their own opinion on our internal controls over financial reporting. While we have undertaken substantial work to comply with Section 404, we cannot be certain that we will be successful in maintaining adequate internal controls over our financial reporting and financial processes. We may in the future discover areas of our internal controls that need improvement. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of our common shares. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

Risks Related to Conflicts of Interest of Our Officers and Directors

Conflicts of interest could result in our executive officers and certain of our directors acting in a manner other than in our stockholders’ best interest.

Conflicts of interest relating to MHI Hotels Services, the entity that manages the properties, and the terms of its management agreement may lead to management decisions that are not in the stockholders’ best interest.

Conflicts of interest relating to MHI Hotels Services may lead to management decisions that are not in the stockholders’ best interest. Certain of our officers and directors including Andrew Sims, our chairman, president and chief executive officer, Kim Sims and Christopher Sims, who serve on our board of directors, William Zaiser, our executive vice president and chief financial officer, together own a controlling interest in MHI Hotels Services, which manages our hotel properties. In addition, unless a majority of independent directors concludes otherwise, MHI Hotels Services has a right of first offer to manage hotels we acquire in the future, subject to certain exceptions, and receives substantial management fees based on the revenues and operating profit of our hotels. Our management agreements with MHI Hotels Services, including the financial terms thereof, were not negotiated on an arm’s-length basis and may be less favorable to us than we could have obtained from third parties.

Our management agreements establish the terms of MHI Hotels Services’ management of our hotels. Under certain circumstances, if we terminate our master management agreement as to one of the hotels, we will be required to pay MHI Hotels Services a termination fee. If we were to terminate the master management agreement with respect to all our hotels in connection with a sale of those hotels, the aggregate termination fee would be approximately $5.9 million as of March 31, 2010. There is no termination fee for the termination of the management agreement for our Tampa property. As majority owners of MHI Hotels Services, which would receive any management and management termination fees payable by us under the management agreement, Andrew Sims, William Zaiser, Kim Sims and Christopher Sims may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so. In addition, Andrew Sims and William Zaiser will have conflicts of interest with respect to decisions to enforce provisions of the management agreement, including any termination thereof.

There can be no assurance that provisions in our bylaws will always be successful in mitigating conflicts of interest.

Under our bylaws, a committee consisting of only independent directors must approve any transaction between us and MHI Hotels Services or its affiliates or any interested director. However, there can be no assurance that these policies always will be successful in mitigating such conflicts, and decisions could be made that might not fully reflect the interests of all of our stockholders.

Certain of our officers and directors hold units in our operating partnership and may seek to avoid adverse tax consequences, which could result from transactions that would otherwise benefit our stockholders.

Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, including Andrew Sims, William Zaiser, Kim Sims, Christopher Sims, and Edward Stein may have different objectives than holders of our common stock regarding the appropriate pricing and timing of a property’s sale, or the timing and amount of a property’s refinancing. As of March 31, 2010, these individuals, together with their affiliates owned in the aggregate, approximately 17.9% of the outstanding units in our operating partnership. These officers and directors may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or they may influence us to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

Contractual obligations require us to nominate affiliates of the Sims family as two of our directors.

Pursuant to a strategic alliance agreement we entered into in December 2004, MHI Hotels Services has a contractual right to nominate one person for election as a director to our board of directors, and, pursuant to his employment agreement with us, Andrew Sims has the right to be nominated as a director. These provisions in effect provide the Sims family and their affiliates the right to nominate two of our directors. As discussed herein, such persons have conflicts of interest with our company.

Our tax indemnification obligations, which were not the result of arm’s-length negotiations and which apply in the event that we sell certain properties, could subject us to liability, which we currently estimate to be approximately $23.0 million, and limit our operating flexibility and reduce our returns on our investments.

If we dispose of certain of our initial hotels, we would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale pursuant to the tax indemnity agreements, the terms of which were not the result of arm’s-length negotiations. These original contributors include Andrew Sims, our chairman, president and chief executive officer, William Zaiser, our executive vice president and chief financial officer, and Kim and Christopher Sims, two of our directors. We have agreed to pay a certain amount of the contributor’s tax liability with respect to gain allocated to the contributor under Section 704(c) of the Code if we dispose of a property contributed by the contributor in a taxable transaction during a “protected period,” which continues until the earlier of:

•	10 years after the contribution of such property; or

•	the date on which the contributor no longer owns, in the aggregate, at least 25.0% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

This tax indemnity will be equal to a certain amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor upon such sale based on a sliding scale percentage. Specifically, we would have been responsible for indemnifying the contributors for 100.0% of their tax liability during the first five years after contribution, and will indemnify them for 50.0% of their tax liability during the sixth year; 40.0%, during the seventh year; 30.0%, during the eighth year; 20.0%, during the ninth year; and 10.0%, during the tenth year. The terms of the tax indemnity agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the protected period because of the significant tax liability we would have to the contributors. Instead, we would likely hold the property for the entire protected period, or seek to transfer the property in a tax-deferred like-kind exchange.

As five years have elapsed since the properties were contributed, if we were to sell, during 2010 in a taxable transaction, the five initial hotels that were contributed to us in our initial public offering in exchange for units immediately after the closing of our initial public offering, substituting our property in Jeffersonville, Indiana for the property in Williamsburg, Virginia, our estimated total tax indemnification obligation to our indemnified contributors, including the gross-up payment, would be approximately $23.0 million with such potential liability decreasing thereafter. The indemnification agreement expires in 2014.

Additionally, we agreed to use commercially reasonable efforts during the protected period to make available to certain contributors opportunities to guarantee liabilities of our operating partnership. By guaranteeing liabilities of the operating partnership, the contributors will be entitled to defer recognition of gain in connection with the contribution of certain hotels. As a consequence of the allocation of debt to them for tax purposes by virtue of guaranteeing the liabilities of the operating partnership, contributors will not be deemed to have received a distribution under the applicable provisions of the Code. The obligation to guarantee opportunities available to the contributors could adversely affect our ability to acquire additional properties in the future by reducing the amount of debt that could be guaranteed by other, future contributors.

Our agreements with MHI Hotels Services and its affiliates, including the contribution agreements, management agreement, strategic alliance agreement, subleases, partnership agreement of our operating partnership and employment agreements, were not negotiated on an arms’ length basis and may be less favorable to us than we could have obtained from third parties.

In connection with our initial public offering, we entered into various agreements with MHI Hotels Services and its affiliates, including contribution agreements, a management agreement, a strategic alliance agreement, subleases, the partnership agreement of our operating partnership and employment agreements. The terms of each of these agreements were determined by our management team, who had conflicts of interest as described above and ownership interests in MHI Hotels Services and its affiliates. The terms of each of these agreements may be less favorable to us than we could have obtained from third parties.

We may realize reduced revenue because our management company may experience conflicts of interest in connection with the management of the resort property in addition to the management of its other properties.

MHI Hotels Services may experience conflicts of interest in connection with the management of our resort property and one of our initial hotel properties, which are located less than ten miles from each other, and its continued management of an additional resort property not owned by us and located nearby in the same geographic market. The fees MHI Hotels Services earns for managing our properties are largely fixed under our management agreements with MHI Hotels Services and may be less than the fees it earns for managing the resort property that we do not own or lease in addition to the fees it earns for managing its other properties. Because MHI Hotels Services handles the reservations for all of these properties, MHI Hotels Services may have a greater financial incentive to direct guests to the resort property that we do not own or lease.

Risks Related to the Hotel Industry

Our ability to comply with our credit terms, our ability to make distributions to our stockholders and the value of our hotels in general, may be affected by factors in the lodging industry.

Operating Risks

Our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

•	competition from other hotel properties in our markets;

•	over-building of hotels in our markets, which adversely affects occupancy and revenues at our hotels;

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	adverse effects of international, national, regional and local economic and market conditions;

•	adverse effects of a downturn in the lodging industry; and

•	risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net income of our TRS Lessee, which in turn could adversely affect the value of our hotels and our ability to comply with our loan agreements and to make distributions to our stockholders.

Competition for Acquisitions

We may compete for investment opportunities with entities that may have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we choose to prudently manage. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to our stockholders.

Investment Concentration in Particular Segments of Single Industry

Our entire business is lodging-related. Therefore, a downturn in the lodging industry, in general, and the markets in which we operate, in particular, will have a material adverse effect on the value of our hotels, our financial condition and the extent to which cash may be available for distribution to our stockholders.

Capital Expenditures

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require us to make periodic capital improvements as a condition of keeping the franchise licenses. In addition, our credit agreement requires that we set aside annual amounts for capital improvements to our hotel properties equal to 3.0% of room revenues. Based upon our hotels’ gross revenue in fiscal year 2009, the average lender’s capital improvements reserve contribution requirement for all of our hotels would have been approximately $2.0 million based on 3.0% capital improvement reserves. For the three months ended March 31, 2010, we spent approximately $0.4 million on capital improvements to our hotels. For the years ended December 31, 2009 and 2008, we spent approximately $9.2 million and approximately $44.4 million, respectively, on capital improvements to our hotels. Capital improvements and renovation projects may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of all these capital improvements as well as future capital improvements could adversely affect our financial condition and amounts available for distribution to our stockholders.

Operating our hotels under franchise agreements could increase our operating costs and lower our net income.

Our hotels operate under franchise agreements, which subject us to risks in the event of negative publicity related to one of our franchisors.

The maintenance of the franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that our lessee, our management company and we follow their standards. Failure by us, our TRS Lessee or our management company to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of continuing a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise license, or to operate the hotel without a franchise license. The loss of a franchise license could significantly decrease the revenues at the hotel and reduce the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition and results of operations, our ability to comply with our loan covenants and reduce our cash available for distribution to stockholders.

Hotel re-development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.

We intend to acquire hotel properties from time to time as suitable opportunities arise, taking into consideration general economic conditions and seek to re-develop or reposition these hotels. Redevelopment of hotel properties involve a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	financing; and

•	governmental restrictions on the nature or size of a project.

We cannot assure you that any re-development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. In addition, our credit agreement requires that we set aside annual amounts for capital improvements to our hotel properties equal to 3.0% of room revenues. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90.0% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. As a result, our ability to fund significant capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we rely upon the availability of debt or equity capital to fund any significant investments or capital improvements, but due to the current recession and disruption of capital markets, these sources of funds may not be available to us on reasonable terms and conditions. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limit the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, such as Hurricane Katrina in New Orleans in August 2005, losses from foreign terrorist activities such as those on September 11, 2001 or losses from domestic terrorist activities such as the Oklahoma City bombing on April 19, 1995, may not be insurable or may not be fully insurable. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

•	our knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.

There may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to comply with our covenants and to pay distributions to stockholders.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to comply with our loan covenants and to make distributions to our stockholders could be adversely affected.

Our hotels may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.

The hotel properties that we acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. Contingent or unknown liabilities with respect to entities or properties acquired might include:

•	liabilities for environmental conditions;

•	losses in excess of the our insured coverage;

•	accrued but unpaid liabilities incurred in the ordinary course of business;

•	tax, legal and regulatory liabilities;

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claims of customers, vendors or other persons dealing with the Company’s predecessors prior to our formation or acquisition transactions that had not been asserted or were unknown prior to the Company’s formation or acquisition transactions; and

•	claims for indemnification by the general partners, officers and directors and others indemnified by the former owners of our properties.

In general, the representations and warranties provided under the transaction agreements related to the sales of the hotel properties may not survive the closing of the transactions. While we will likely seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our stockholders.

Future terrorist activities may adversely affect, and create uncertainty in, our business.

Terrorism in the United States or elsewhere could have an adverse effect on our business, although the degree of impact will depend on a number of factors, including the U.S. and global economies and global financial markets. Previous terrorist attacks in the United States and subsequent terrorism alerts have adversely affected the travel and hospitality industries over the past several years. Such attacks, or the threat of such attacks, could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties, and/or our results of operations and financial condition, as a whole.

We face risks related to pandemic diseases, which could materially and adversely affect travel and result in reduced demand for our hotels.

Our business could be materially and adversely affected by the effect of a pandemic disease on the travel industry. For example, the outbreaks of SARS and avian flu in 2003 had a severe impact on the travel industry, and the recent outbreaks of H1N1 flu threatened to have a similar impact. A prolonged recurrence of SARS, avian flu, H1N1 flu or another pandemic disease also may result in health or other government authorities imposing restrictions on travel. Any of these events could result in a significant drop in demand for our hotels and adversely affect our financial conditions and results of operations.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties in our portfolio in response to changing economic, financial and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the cost and terms of debt financing;

•	absence of liquidity in credit markets which limits the availability and amount of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

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civil unrest, acts of God, including earthquakes, floods and other natural disasters such as Hurricane Katrina in New Orleans in August 2005, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to comply with our loan covenants and to pay distributions to stockholders.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management’s attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management company and others if property damage or health concerns arise and could harm our reputation.

Increases in property taxes would increase our operating costs, reduce our income and adversely affect our ability to make distributions to our stockholders.

Each of our hotel properties is subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our financial condition, results of operations and our ability to make distributions to our stockholders could be materially and adversely affected and the market price of our common shares could decline.

Risks Related to Our Organization and Structure

Our ability to effect a merger or other business combination transaction may be restricted by our operating partnership agreement.

In the event of a change of control of our company, the limited partners of our operating partnership will have the right, for a period of 30 days following the change of control event, to cause the operating partnership to redeem all of the units held by the limited partners for a cash amount equal to the cash redemption amount otherwise payable upon redemption pursuant to the partnership agreement. This cash redemption right may make it more unlikely or difficult for a third party to propose or consummate a change of control transaction, even if such transaction were in the best interests of our stockholders.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

Aggregate Share and Common Share Ownership Limits

Our charter provides that no person may directly or indirectly own more than 9.9% of the value of our outstanding shares of stock or more than 9.9% of the number of our outstanding shares of common stock. These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors’ approval, even if our stockholders believe the change of control is in their interest. Our board of directors has discretion to waive that ownership limit if the board obtains representations, covenants or undertakings as the board deems appropriate in order to conclude that ownership in excess of the limit will not jeopardize our REIT status.

Authority to Issue Stock

Our amended and restated charter authorizes our board of directors to issue up to 49,000,000 shares of common stock and up to 1,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest. We will be able to issue additional shares of common stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10.0% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future. Our board of directors has the exclusive power to amend our bylaws.

Additionally, Title 8, Subtitle 3 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under the circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

Provisions in our executive officers’ employment agreements and the strategic alliance agreement may make a change of control of our company more costly or difficult.

Our employment agreements with Mr. Andrew Sims, our chief executive officer and president, and Mr. William Zaiser, our chief financial officer and executive vice president, contain provisions providing for substantial payments to these officers in the event of a change of control of our company. Specifically, if we terminate these executive’s employment without cause or the executive resigns with good reason, which includes a failure to nominate Mr. Sims to our board of directors or his involuntary removal from our board of directors, unless for cause or by vote of the stockholders, or if there is a change of control, each of these executives is entitled to the following:

•	any accrued but unpaid salary and bonuses;

•	vesting of any previously issued stock options and restricted stock;

•	payment of the executive’s life, health and disability insurance coverage for a period of five years following termination;

•	any unreimbursed expenses; and

•	a severance payment equal to three times for Mr. Sims’ and two times for Mr. Zaiser’s respective combined salary and actual bonus compensation for the preceding fiscal year.

In the event that the employment of Mr. David Folsom, our chief operating officer and executive vice president, is terminated without cause or he resigns for good reason, Mr. Folsom is entitled to receive the sum of the following amounts:

•	any accrued but unpaid salary and bonuses;

•

issuance and vesting of any previously granted stock options or restricted stock (including unissued shares conditioned upon and in consideration of Mr. Folsom’s employment through dates set forth in the employment agreement);

•	payment of life, health and disability insurance coverage for a period of three years following termination;

•	any unreimbursed expenses; and

•	a severance payment equal to three times of the executive’s combined salary and actual bonus compensation for the preceding fiscal year.

In addition, these executives will receive additional payments to compensate them for the additional taxes, if any, imposed on them under Section 4999 of the Code by reason of receipt of excess parachute payments. We will not be able to deduct any of the above amounts paid to the executives for tax purposes.

In addition, our employment agreement with Mr. Patrick V. Fiel, Jr. provides for similar payments to the officer in the event of a change of control of our company.

These provisions may make a change of control of our company, even if it is in the best interests of our stockholders, more costly and difficult and may reduce the amounts our stockholders would receive in a change of control transaction.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.

In order to maintain our REIT qualification, we cannot be closely held (i.e., no more than 50.0% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals during the last half of any taxable year (other than the first year for which a REIT election is made)). To preserve our REIT qualification, our charter contains a 9.9% aggregate share ownership limit and a 9.9% common share ownership limit. Generally, any shares of our stock owned by affiliated persons will be added together for purposes of the aggregate share ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common share ownership limit.

If anyone transfers shares in a way that would violate the aggregate share ownership limit or the common share ownership limit, or prevent us from continuing to qualify as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit. If this transfer to a trust fails to prevent such a violation or fails to preserve our continued qualification as a REIT, then we will consider the initial intended transfer to be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the aggregate share ownership limit, the common share ownership limit or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

The board of directors’ revocation of our REIT status without stockholder approval may decrease our stockholders’ total return.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

We do not have the ability to control the sale of the hotel property acquired through our joint venture with Carlyle and we may be required to make additional capital contributions.

We own, through our joint venture program with Carlyle, a 25.0% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort. Carlyle controls all major decisions relating to this investment, including, but not limited to, the sale of the property. We will not be able to control the timing and terms and conditions of sale of our interest in the Crowne Plaza Hollywood Beach Resort. In addition, if the hotel is not cash flow positive, we may be required to make additional capital contributions to satisfy our pro rata share of the outstanding debt related to the hotel. We do not expect to acquire additional properties through this joint venture.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a joint venture partners’ financial condition and disputes between our joint venture partners and us.

We may co-invest in the future with Carlyle or other third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Partners or joint venture partners may have economic or other business interests or goals, which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we, nor the partner or joint venture partner, would have full control over the partnership or joint venture. Disputes between us and partners or joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or joint venture partners. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or joint venture partner in which case we may be liable in the event such party defaults on its guaranty obligation.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our chairman, president and chief executive officer, Andrew Sims; our executive vice president and chief operating officer, David Folsom; and our executive vice president and chief financial officer, William Zaiser, to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

Federal Income Tax Risks

The federal income tax laws governing REITs are complex.

We intend to operate in a manner that will maintain our qualification as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. We have not applied for or obtained a ruling from the Internal Revenue Service (the “IRS”) that we qualify as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we continue to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation. We are not aware, however, of any pending tax legislation that would adversely affect our ability to qualify as a REIT.

Failure to make distributions could subject us to tax.

In order to maintain our qualification as a REIT, each year we must pay out to our stockholders in distributions at least 90.0% of our REIT taxable income, excluding net capital gain. To the extent that we satisfy this distribution minimum, but distribute less than 100.0% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4.0% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than the minimum amount specified under federal tax laws. Additionally, our ability to make distributions is constrained by the terms of the fourth and fifth amendments to our credit agreement. While our credit agreement permits the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of, or after giving effect to, the distribution and we do not incur indebtedness to make the distribution, it provides additional conditions that must be met before payments in excess of the minimum distributions can be made. Our only source of funds to make these distributions comes from rent and dividends we receive from our TRS Lessee, which in turn receives revenues from hotel operations. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4.0% nondeductible excise tax in a particular year.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to qualify as a REIT in any taxable year, we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. The resulting tax liability might cause us to borrow funds, liquidate some of our investments, or take other steps that could negatively affect our operating results in order to pay any such tax. Unless we are entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our qualification. If we lost our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to our stockholders, and any distributions that we do make will not be deductible by us. This would substantially reduce our earnings, our cash available to pay distributions, and the value of our common stock.

Failure to qualify as a REIT may cause us to reduce or eliminate distributions to our stockholders, and we may face increased difficulty in raising capital or obtaining financing.

If we fail to remain qualified as a REIT, we may have to reduce or eliminate any distributions to our stockholders in order to satisfy our income tax liabilities. Any distributions that we do make to our stockholders would be treated as taxable dividends to the extent of our current and accumulated earnings and profits. This may result in negative investor and market perception regarding the market value of our common stock, and the value of your shares of our common stock may be reduced. In addition, we may face increased difficulty in raising capital or obtaining financing if we fail to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of our market valuation.

MHI Holding and our TRS Lessee increase our overall tax liability.

MHI Holding and our TRS Lessee are subject to federal and state income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS Lessee, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS Lessee will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRS Lessee is available for distribution to us.

We will incur a 100.0% excise tax on transactions with MHI Holding and our TRS Lessee that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by our TRS Lessee to us exceeds an arm’s-length rental amount, such amount potentially will be subject to this excise tax. We intend that all transactions between us and MHI Holding and our TRS Lessee will be conducted on an arm’s-length basis and, therefore, that the rent paid by our TRS Lessee to us will not be subject to this excise tax.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

•	We will be required to pay tax on undistributed REIT taxable income.

•	We may be required to pay “alternative minimum tax” on our items of tax preference.

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If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

•

If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100.0% penalty tax. A “prohibited transaction” would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

•

MHI Holding is a fully taxable corporation and is required to pay federal and state taxes on its income, which will consist of the revenues from the hotels leased from our operating partnership, net of the operating expenses for such hotels and rent payments to us.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To maintain qualification as a REIT, we must ensure that at the end of each calendar quarter at least 75.0% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of our assets (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25.0% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de minimis threshold, we may be able to preserve our REIT status if the failure was due to reasonable cause and not to willful neglect. In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

The federal income tax laws governing REITs, or the administrative interpretations of those laws, may be amended at any time. Any new laws or interpretations may take effect retroactively and could adversely affect us or could adversely affect you as a stockholder. Under current law, “qualified dividends,” which include dividends from domestic C corporations that are received before 2011 and paid to non-corporate stockholders are subject to a reduced rate of tax of 15.0%. Because REITs generally do not pay corporate-level taxes as a result of the dividends paid deduction to which they are entitled, dividends from REITs generally are not treated as qualified dividends and thus do not qualify for the 15.0% reduced tax rate. If the federal income tax laws extend the applicability of the 15.0% tax rate on qualified dividends to taxable years beginning after December 31, 2010, non-corporate investors could view an investment in non-REIT corporations as more attractive than an investment in REITs because the dividends they would receive from non-REIT corporations would be subject to lower tax rates.

If our operating partnership fails to qualify as a partnership for federal income tax purposes, we could cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will continue to qualify to be treated as a partnership for U.S. federal income tax purposes. As a partnership, our operating partnership is not subject to federal income tax on its income. Instead, each of its partners, including us, will be required to pay tax on its allocable share of the operating partnership’s income. We cannot assure you, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, the failure of our operating partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

The opinion of Baker & McKenzie LLP we expect to receive regarding our status as a REIT will not guarantee our ability to remain a REIT.

We expect our tax counsel, Baker & McKenzie LLP, to render an opinion to us that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code for the period commencing with our taxable year ended December 31, 2004 and continuing through our taxable year ended December 31, 2009, and our current organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. We expect this opinion to be based upon our factual representations as to the manner in which we have been, and will continue to be, owned and operated, among other things. We expect the validity of the opinion of Baker & McKenzie LLP and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Baker & McKenzie LLP. Accordingly, no assurances can be given that we will satisfy the REIT requirements in any one taxable year. Also, the opinion of Baker & McKenzie LLP will represent counsel’s legal judgment based on the law in effect as of the date of the commencement of this offering, will not be binding on the IRS or any court and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the federal income tax laws, any of which could be applied retroactively. Baker & McKenzie LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

Our failure to qualify as a real estate investment trust would have serious adverse consequences to our stockholders.

We elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2004. We believe we have operated so as to qualify as a REIT under the Code and believe that our current organization and method of operation comply with the rules and regulations promulgated under the Code to enable us to continue to qualify as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex sections of the Code for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, we must derive at least 95% of our gross income in any year from qualifying sources. In addition, we must pay dividends to our stockholders aggregating annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and must satisfy specified asset tests on a quarterly basis. While historically we have satisfied the distribution requirement discussed above by making cash distributions to our stockholders, we may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, our stock. For distributions with respect to taxable years ending on or before December 31, 2011, and in some cases declared as late as December 31, 2012, recent IRS guidance allows us to satisfy up to 90% of this distribution requirement through the distribution of shares of our stock, if certain conditions are met. The provisions of the Code and applicable Treasury regulations regarding qualification as a REIT are more complicated in our case because we hold our assets through the operating partnership.

In the future we may choose to pay dividends in our stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are partially payable in cash and partially payable in our stock. Under recent IRS guidance, up to 90% of any such taxable dividend with respect to calendar years 2008 through 2011, and in some cases declared as late as December 31, 2012, could be payable in our stock if certain conditions are met. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

If our TRS Lessee does not qualify as a TRS, or if our hotel manager does not qualify as an “eligible independent contractor,” we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our shareholders.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We currently lease substantially all of our hotels to our TRS Lessee, and expect to continue to do so. So long as our TRS Lessee qualifies as a TRS, it will not be treated as a “related party tenant” with respect to our properties that are managed by an independent hotel management company that qualifies as an “eligible independent contractor.” We believe that our TRS Lessee will continue to qualify to be treated as TRS for federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS Lessee for federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying our TRS Lessee from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to be qualifying income for purposes of the two gross income tests. If we failed to meet any of the asset or gross income tests, we would likely lose our REIT qualification for federal income tax purposes.

Additionally, if our hotel manager does not qualify as an “eligible independent contractor,” we would fail to qualify as a REIT. Each hotel management company that enters into a management contract with our TRS Lessee must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by our TRS Lessee to be qualifying income for purposes of the REIT gross income tests. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own, directly or through its shareholders, more than 35% of our outstanding shares, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex. Although we intend to monitor ownership of our shares by our hotel manager and their owners, there can be no assurance that these ownership levels will not be exceeded.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements, which are based on certain assumptions and describe our current strategies, expectations and future plans, are generally identified by our use of words, such as “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity,” and similar expressions, whether in the negative or affirmative, but the absence of these words does not necessarily mean that a statement is not forward-looking. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. There will be events in the future, however, that we are not able to predict accurately or control. The factors listed under “Risk Factors” in this prospectus and in any documents incorporated by reference into this prospectus as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Such risks and uncertainties include, among other things, risks and uncertainties related to:

•	national and local economic and business conditions, including the recent economic downturn, that will affect occupancy rates at our hotels and the demand for hotel products and services;

•	risks associated with the hotel industry, including competition, increases in wages, energy costs and other operating costs;

•

the availability and terms of financing and capital and the general volatility of the securities markets, specifically, the impact of the current credit crisis which has severely constrained the availability of debt financing;

•	risks associated with the level of our indebtedness, our ability to meet covenants in our debt agreements and, if necessary, to refinance or seek an extension of the maturity of such indebtedness;

•	management and performance of our hotels;

•	risks associated with the conflicts of interest of our officers and directors;

•	risks associated with redevelopment and repositioning projects, including delays and cost overruns;

•	supply and demand for hotel rooms in our current and proposed market areas;

•	our ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;

•	legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts; and

•	other factors, including those discussed in “Risk Factors” in this prospectus and incorporated by reference into this prospectus.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this prospectus or incorporated by reference herein. All forward-looking statements speak only as of the date of this prospectus or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this prospectus. In addition, our past results are not necessarily indicative of our future results.

USE OF PROCEEDS

We estimate that the net proceeds from the offering of              shares of our common stock pursuant to this prospectus, after deducting the underwriting discount and estimated offering costs and expenses, will be approximately $             million. If the underwriter’s over-allotment is exercised in full, our net proceeds from the offering will be approximately $             million.

We will contribute the net proceeds to our operating partnership in exchange for the issuance to us of additional partnership units in the operating partnership. We intend to use the net proceeds from this offering to further strengthen our balance sheet, including repaying $75.2 million in outstanding debt under our credit line, repaying $18.0 million in outstanding mortgage debt at our Crowne Plaza Jacksonville property, funding working capital, including approximately $2.5 million to fund renovations at our Holiday Inn Brownstone property, pursuing acquisition opportunities of hotel assets or loans secured by hotel assets that present an opportunity over time to acquire the hotel and for general corporate purposes. We intend to focus our acquisition efforts on opportunistic acquisitions that are accretive to long-term stockholder value. The outstanding debt we expect to pay down matures in years 2011 through 2012 and carries floating and fixed interest rates ranging from LIBOR plus 4.00% (with a LIBOR floor of 0.75%) to 8.00% per annum.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts that are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

PRICE RANGE OF COMMON STOCK

Prior to March 11, 2008, our common stock traded on the American Stock Exchange, or AMEX, under the symbol “MDH”. On March 11, 2008, we terminated our listing on the AMEX and listed our common stock on the NASDAQ Global Market also under the symbol “MDH”. The following table sets forth, for the indicated period, the high and low sales prices for the common stock, as reported on NASDAQ, and, prior to March 11, 2008, as reported on the AMEX:

	Price Range(1)
	High	Low
Year Ended December 31, 2010
First Quarter	$2.82	$1.80
Year Ended December 31, 2009
First Quarter	$2.00	$0.76
Second Quarter	$2.44	$0.91
Third Quarter	$3.50	$1.13
Fourth Quarter	$3.24	$1.51
Year Ended December 31, 2008
First Quarter	$9.97	$5.71
Second Quarter	$6.80	$5.00
Third Quarter	$7.25	$3.79
Fourth Quarter	$5.45	$1.03

(1)	The per share information does not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

On                     , 2010, the closing market price of our common stock on the NASDAQ Global Market was $             per share.

Stockholder Information

As of May 27, 2010, there were 88 holders of record of our common stock and, as of March 1, 2010, there were 4,077 beneficial owners of our common stock.

In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, limits the number of common shares that may be owned by any single person or affiliated group to 9.9% of the outstanding common shares.

DISTRIBUTIONS AND DIVIDEND POLICY

We elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income, excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS Lessee may retain any after-tax earnings.

In December 2008, in the interest of capital preservation and based on the expectation that the U.S. economy, and in particular the lodging industry, would continue to face declining operating trends through 2009, we amended our dividend policy and reduced the level of our cash dividend payments. Our ability to make distributions is constrained by the terms of the fourth and fifth amendments to our credit agreement. While our credit agreement permits the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of, or after giving effect to, the distribution and we do not incur indebtedness to make the distribution, it provides additional conditions that must be met before payments in excess of the minimum distributions can be made. We may make such additional dividend distributions so long as no event of default exists at the time, or after giving effect to, such additional distributions if we maintain a minimum liquidity position of $10 million and satisfy a debt yield ratio of EBITDA to total liabilities of at least 10% before and after giving effect to such distribution, provided the aggregate amount of such distributions in a given year cannot exceed 90% of FFO for the prior fiscal year. Once we have paid all amounts due under the credit agreement and the credit agreement is terminated, all of these restrictions will no longer apply.

The amount of future distributions will be based upon quarterly operating results, general economic conditions, requirements for capital improvements, the availability of debt and equity capital, the Code’s annual distribution requirements, the terms of our credit agreement, and other factors, which our board of directors deems relevant. The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future.

The following table sets forth our dividend payments for fiscal year 2008 to present.

Dividend Payments

Date Declared	For the Three Months Ended	Date Paid	Amount per Share(1)
April 2009	March 31, 2009	June 30, 2009	$0.01
January 2009	December 31, 2008	March 30, 2009	$0.01
July 2008	September 30, 2008	October 11, 2008	$0.17
April 2008	June 30, 2008	July 11, 2008	$0.17
January 2008	March 31, 2008	April 11, 2008	$0.17
October 2007	December 31, 2007	January 11, 2008	$0.17

(1)	The per share information does not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

CAPITALIZATION

The following table sets forth the historical capitalization, as of March 31, 2010, of MHI Hospitality Corporation. The ‘Actual’ column reflects our capitalization, as of March 31, 2010. The ‘Pro Forma as Adjusted’ column reflects our capitalization, as of March 31, 2010, after giving effect to (i) the sale of              shares of our common stock at the offering price of $             per share, (ii) after deducting the underwriting discount and estimated expenses payable by us in connection with this offering and (iii) the application of the net proceeds of the offering as described in “Use of Proceeds.”

This table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Use of Proceeds” included elsewhere in this prospectus our combined financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010, which are incorporated herein by reference.

	As of March 31, 2010
	Actual	Adjustment(1)	Pro Forma As Adjusted
Cash	$2,390,952	$—	$—

Mortgage Loans Payable	$72,637,273	$—	$—
Line of Credit	75,197,858	—	—
Loans Payable	4,587,588	—	—

Total Liabilities	$152,422,719	$—	$—

Shareholders’ Equity
Common Shares, $0.01 par value 49,000,000 authorized, 9,096,943 shares outstanding as of 3/31/2010	$95,203	$—	$—
Additional Paid-in Capital	55,548,755	—	—
Accumulated Distributions in excess of retained earnings	(15,234,081)	—	—

Total Shareholders’ Equity	40,409,877	—	—
Non-controlling Interest	12,457,510	—	—

Total Equity	$52,867,387	$—	$—

Total Capitalization	$205,290,106	$—	$—

(1)	Based upon a maximum of common shares issued at a price of $ less related expenses.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical financial data as of and for each of our last three fiscal years through December 31, 2009 and as of and for the quarters ended March 31, 2010 and 2009. Fiscal year information was derived from our audited combined financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010. Audited balance sheets as of December 31, 2009 and 2008 and audited statements of operations, changes in equity, and cash flows for the fiscal years ended December 31, 2009, 2008 and 2007 are included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, which is incorporated herein by reference. The fiscal year financial statements have been audited by Witt Mares, PLC (formerly PKF Witt Mares, PLC and Witt, Mares & Company, PLC) our independent registered public accounting firm. The audited historical financial statements include reclassifications and all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of those dates and for those periods under GAAP.

Information as of and for the quarters ended March 31, 2010 and 2009 comes from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010. Our unaudited interim financial statements and related notes are included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010, which is incorporated herein by reference. In management’s opinion, the unaudited condensed consolidated financial statements reflect all adjustments and reclassifications that are necessary for fair presentation of the periods presented. The results presented below are not necessarily indicative of results that may be expected for any future period.

The information presented below is only a summary and does not provide all of the information contained in our financial statements, including notes thereto, and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus, and our combined financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010, which are incorporated herein by reference.

	Three Months Ended		For the Year Ended
	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)
Statement of Operations
Total Revenues	$17,515,590	$15,499,189	$71,518,726	$70,762,732	$69,814,379
Total Operating Expenses excluding Depreciation and Amortization	(15,021,251)	(13,796,818)	(59,224,407)	(58,810,001)	(55,014,440)
Depreciation and Amortization	(2,131,484)	(1,910,598)	(8,420,085)	(6,346,222)	(5,050,234)

Net Operating Income	$362,855	$(208,227)	$3,874,234	$5,606,509	$9,749,705
Interest Income	$5,661	$13,486	$41,999	$72,547	$132,715
Interest Expense	(2,310,950)	(2,000,858)	(9,661,871)	(6,811,460)	(4,211,785)
Other Income (Expense) – Net	655,479	347,701	927,925	(1,263,305)	(2,034,539)
Income Tax Benefit (Provision)	192,920	896,278	1,807,126	1,475,695	187,888

Net Income (Loss)	$(1,094,035)	$(951,620)	$(3,010,587)	$(920,014)	$3,823,984

Net Income (Loss) Attributable to Non-Controlling Interest	$(314,192)	$(332,549)	$(1,036,757)	$(322,127)	$1,362,967
Net Income (Loss) Attributable to the Company	$(779,843)	$(619,071)	$(1,973,830)	$(597,887)	$2,461,017

Balance Sheet(1)
Total Assets	$212,647,344	$220,920,429	$213,959,755	$211,218,434	$159,958,990

	Three Months Ended		For the Year Ended
	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)
Total Long-Term Debt including Current Portion	72,637,273	73,000,000	72,738,250	72,256,168	55,000,000
Total Current and Long-Term Liabilities	159,779,957	168,153,861	160,118,529	157,442,238	100,083,094
Non-Controlling Interest	12,457,510	17,091,222	15,660,933	17,461,147	19,689,453
Total MHI Hospitality Corporation Stockholders’ Equity	40,409,877	35,675,346	38,180,293	36,315,049	40,186,443

Total Liabilities and Shareholders’ Equity	$212,647,344	$220,920,429	$213,959,755	$211,218,434	$159,958,990

Operating Data
Average Number of Available Rooms	2,110	2,110	2,071	1,775	1,537
Occupancy Percentage(2)	62.7%	54.1%	60.4%	62.0%	69.8%
Average Daily Rate (ADR)(2)	$101.65	$109.98	$107.21	$119.50	$118.86
RevPAR(2)	$63.69	$59.47	$64.74	$74.04	$82.97

Additional Financial Data
FFO(3)	$1,173,760	$1,095,156	$5,997,948	$6,292,400	$9,249,327
FFO Per Share and Unit(3)(4)	$0.09	$0.10	$0.55	$0.59	$0.87

Earnings (Loss) Per Share (Basic and Diluted)(3)(4)	$(0.08)	$(0.09)	$(0.28)	$(0.09)	$0.36

(1)	As of the period end.
(2)	Occupancy Percentage is calculated by dividing the total daily number of rooms sold by the total daily number of rooms available. Average Daily Rate, ADR, is calculated by dividing the total daily room revenue by the total daily number of rooms sold. Revenue Per Available Room, RevPAR, is calculated by dividing the total daily room revenue by the total daily number of rooms available.
(3)

Funds from Operations (FFO) is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, NAREIT. FFO, as defined by NAREIT, represents net income or loss determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non- cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by itself. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required GAAP presentations, has improved the understanding of the operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted net income (loss) for reviewing comparative operating and financial performance because we believe FFO is most directly comparable to net income (loss), which remains the primary measure of performance, because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company’s real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, other companies may not calculate FFO in the same manner as we do, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

(4)	The per share and per unit information do not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

	For the Three Months Ended		For the Years Ended
	March 31, 2010	March 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
Reconciliation of FFO	$(1,094,035)	$(951,620)	$(3,010,587)	$(920,014)	$3,823,984
Net Income (Loss)	2,131,484	1,910,598	8,420,085	6,346,222	5,050,234
Add Depreciation and Amortization	136,311	136,178	545,580	545,659	135,445
Subtract Gain/ Add Loss on Asset Disposal	—	—	42,870	320,533	239,664

Funds From Operations	$1,173,760	$1,095,156	$5,997,948	$6,292,400	$9,249,327

Weighted average shares outstanding(1)	9,175,652	6,957,915	7,143,829	6,937,234	6,843,736
Weighted average units outstanding(1)	3,696,699	3,737,607	3,737,607	3,737,607	3,790,209

Weighted average shares and units(1)	12,872,351	10,695,522	10,881,436	10,674,841	10,633,945

FFO per share and unit(1)	$0.09	$0.10	$0.55	$0.59	$0.87

(1)	The number of shares and per share and per unit information do not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

FFO does not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income, as an indication of our financial performance, or to cash flow from operating activities as determined by GAAP, as a measure of liquidity. In addition, FFO is not indicative of funds available to fund cash needs, including the ability to make cash distributions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a self-managed and self-administered REIT incorporated in Maryland in August 2004 to pursue opportunities primarily in the full-service upscale and upper upscale segments of the hotel industry. We commenced operations in December 2004 when we completed our initial public offering and thereafter consummated the acquisition of six hotel initial properties. Since our initial public offering, we have engaged in the following acquisitions and dispositions:

•	On July 22, 2005, we acquired the Crowne Plaza Jacksonville Riverfront (formerly, the Hilton Jacksonville Riverfront).

•	On August 10, 2006, we sold the Holiday Inn Downtown Williamsburg.

•	On September 20, 2006, we acquired the Louisville Ramada Riverfront Inn, which went through an extensive renovation and we re-opened in May 2008 as the Sheraton Riverside Louisville.

•

On August 8, 2007, through our joint venture with Carlyle, we acquired a 25.0% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida.

•

On October 29, 2007, we acquired a hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel, which went through an extensive renovation and we re-opened in March 2009 as the Crowne Plaza Tampa Westshore.

•	On April 24, 2008, we acquired the Hampton Marina Hotel in Hampton, Virginia, which has been renovated and converted to the Crowne Plaza Hampton Marina in October 2008.

Our hotel portfolio currently consists of 10 primarily full-service upscale and upper upscale hotels with 2,421 rooms, which operate under well-known brands such as Hilton, Sheraton, Crowne Plaza and Holiday Inn. Nine of these hotels, totaling 2,110 rooms, are 100% owned by subsidiaries of our operating partnership. We also have an ownership interest in a hotel through our joint venture with Carlyle and a leasehold interest in a condominium resort.

As of May 31, 2010, our portfolio consisted of the following 10 hotel properties:

Wholly-Owned Properties	Number of Rooms	Location	Date of Acquisition	Year Built/Renovated
Hilton Philadelphia Airport	331	Philadelphia, PA	December 21, 2004	1972/2005
Hilton Wilmington Riverside	272	Wilmington, NC	December 21, 2004	1970/2007
Hilton Savannah DeSoto	246	Savannah, GA	December 21, 2004	1968/2008
Sheraton Louisville Riverside	180	Jeffersonville, IN	September 20, 2006	1972/2008
Crowne Plaza Jacksonville Riverfront	292	Jacksonville, FL	July 22, 2005	1970/2006
Crowne Plaza Tampa Westshore	222	Tampa, FL	October 29, 2007	1973/2008
Crowne Plaza Hampton Marina	173	Hampton, VA	April 24, 2008	1988/2008
Holiday Inn Laurel West	207	Laurel, MD	December 21, 2004	1985/2005
Holiday Inn Brownstone	187	Raleigh, NC	December 21, 2004	1971/2002

Total Rooms in Our Wholly-Owned Portfolio	2,110

Joint Venture Property
Crowne Plaza Hollywood Beach Resort	311	Hollywood, FL	August 9, 2007	1972/2006

Total Rooms in Our Portfolio	2,421

We also own two leasehold interests in the Shell Island Resort, a 169-unit condominium resort property in Wrightsville Beach, North Carolina, which were purchased for $3.5 million with the proceeds of the initial public offering. One lease relates to the restaurant, kitchens, meeting rooms, ballroom, laundry, maintenance shop, offices and certain maid closets. The second lease relates to the resort’s common areas and includes the lobby, swimming pools, outdoor café, front desk, back office, gift shop, certain storage areas, and ingress and egress throughout the building, including parking areas. Our operating partnership entered into sublease arrangements to sublease our entire leasehold interests in the property at Shell Island to affiliates of our management company. The management company operates the property as a hotel and manages a rental program for the benefit of the condominium unit owners. Our operating partnership receives fixed annual rent and incurs annual lease expenses in connection with the subleases of such property.

We conduct substantially all our business through our operating partnership. We are the sole general partner of our operating partnership, and we own an approximate 73.9% interest in our operating partnership, with the remaining interest being held by the contributors of our initial properties as limited partners.

To qualify as a REIT, we cannot operate hotels. Therefore, our operating partnership leases our hotel properties to MHI Hospitality TRS, LLC, our TRS Lessee, which then engages a hotel management company to operate the hotels under a management contract. Our TRS Lessee has engaged MHI Hotels Services to manage our hotels. Our TRS Lessee, and its parent, MHI Hospitality TRS Holding, Inc., are consolidated into our financial statements for accounting purposes. The earnings of MHI Hospitality TRS Holding, Inc. are subject to taxation similar to other C corporations.

Key Operating Metrics

In the hotel industry, most categories of operating costs, with the exception of franchise, management, credit card fees and the costs of the food and beverages served, do not vary directly with revenues. This aspect of our operating costs creates operating leverage, whereby changes in sales volume disproportionately impacts operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food, beverage and telephone. There are three key performance indicators used in the hotel industry to measure room revenues:

•	occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;

•	average daily rate or ADR, which is total room revenue divided by the number of rooms sold; and

•	revenue per available room or RevPAR, which is total room revenue divided by the total number of available rooms.

Results of Operations

Comparison of the Three Months Ended March 31, 2010 to the Three Months Ended March 31, 2009

The following table illustrates the actual key operating metrics for the three months ended March 31, 2010 and 2009 for the properties we wholly-owned during each respective reporting period (“actual” properties) as well as the eight wholly-owned properties in our portfolio that were not under development during the three months ended March 31, 2009 (“same-store” properties). Accordingly, the same store data does not reflect the performance of the Crowne Plaza Tampa Westshore, which opened in March 2009.

	Three months ended March 31, 2010		Three months ended March 31, 2009
	Actual	Same-Store	Actual	Same-Store
Occupancy %	62.7%	61.8%	54.1%	55.3%
ADR	$101.65	$102.07	$109.98	$109.95
RevPAR	$63.69	$63.08	$59.47	$60.82

Revenue. Total revenue for the three months ended March 31, 2010 increased approximately $2.0 million or 13.0% to approximately $17.5 million compared to total revenue of approximately $15.5 million for the three months ended March 31, 2009. Incremental revenue of approximately $1.7 million from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for most of the increase in revenue.

Room revenues increased approximately $1.8 million or 17.0% to approximately $12.1 million compared to room revenue of approximately $10.3 million for the three months ended March 31, 2009. Incremental room revenue of approximately $1.4 million from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for most of the increase in room revenue. For the three months ended March 31, 2010, the eight same-store properties experienced a 3.7% increase in room revenue through a combination of a 7.2% decrease in ADR and an 11.7% increase in occupancy as compared to the same period in 2009. Increases in room revenue at our properties in Savannah, Georgia; Philadelphia, Pennsylvania; Jeffersonville, Indiana; and Hampton, Virginia were offset by decreases in room revenue at our other properties, which have been adversely affected by the weakened economy.

Food and beverage revenues increased approximately $0.4 million or 10.2% to approximately $4.3 million for the three months ended March 31, 2010 compared to food and beverage revenues of approximately $3.9 million for the three months ended March 31, 2009. Incremental food and beverage revenues from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for most of the increase in food and beverage revenue.

Revenue from other operating departments for the three months ended March 31, 2010 remained at the same level of revenue from other operating departments for the three months ended March 31, 2009, or approximately $1.1 million.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, and management fees, were approximately $14.0 million, an increase of approximately $1.1 million or 8.3% for the three months ended March 31, 2010 compared to total hotel operating expenses of approximately $12.9 million for the three months ended March 31, 2009. Incremental hotel operating expenses from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for approximately $0.8 million of the increase. Hotel operating expenses at our same-store properties increased approximately $0.3 million, or 2.4%.

Rooms expense for the three months ended March 31, 2010 increased approximately $0.6 million or 20.3% to approximately $3.6 million compared to rooms expense of approximately $3.0 million for the three months ended March 31, 2009. Incremental rooms expense from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for approximately $0.4 million of the increase. Rooms expense at our same-store properties increased approximately $0.2 million, or 6.8%, due mostly to an 11.7% increase in occupancy.

Food and beverage expenses for the three months ended March 31, 2010 increased approximately $0.3 million to approximately $3.0 million or 11.1% compared to food and beverage expenses of approximately $2.7 million for the three months ended March 31, 2009. Incremental food and beverage expense from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for approximately $0.2 million of the increase. Rooms expense at our same-store properties increased approximately $0.1 million, or 3.1%.

Indirect expenses at our properties for the three months ended March 31, 2010 increased approximately $0.3 million or 3.5% to approximately $7.2 million compared to indirect expenses of approximately $6.9 million for the three months ended March 31, 2009. Sales and marketing costs, franchise fees, utilities, repairs and maintenance, insurance, management fees, real and personal property taxes as well as general and administrative costs at the property level are included in indirect expenses. Incremental indirect expense from our property in Tampa, Florida, which was not open for a portion of the three months ended March 31, 2009, accounted for most of the increase.

Depreciation and Amortization. Depreciation and amortization expense for the three months ended March 31, 2010 increased approximately $0.2 million or 11.6% to approximately $2.1 million compared to depreciation and amortization expense of approximately $1.9 million for the three months ended March 31, 2009. The increase in depreciation and amortization was primarily attributable to the renovations placed in service in March 2009 with the opening of the Crowne Plaza Tampa Westshore.

Corporate General and Administrative. Corporate general and administrative expenses for the three months ended March 31, 2010 increased approximately $0.2 million to approximately $1.1 million or 17.6% compared to corporate general and administrative expense of approximately $0.9 million for the three months ended March 31, 2009 due mostly to higher personnel costs.

Interest Expense. Interest expense for the three months ended March 31, 2010 increased approximately $0.3 million or 15.5% to approximately $2.3 million compared to interest expense of approximately $2.0 million (net of capitalized interest of approximately $0.3 million) for the three months ended March 31, 2009. Most of the increase in interest expense relates to the interest on the portion of the borrowings related to the acquisition and renovation of the Crowne Plaza Tampa Westshore, which ceased being capitalized upon the opening of the property in March 2009.

Equity in Joint Venture. Equity in joint venture for the three months ended March 31, 2010 represents our 25.0% share of the net loss from operations of the Crowne Plaza Hollywood Beach Resort. For the three months ended March 31, 2010, the hotel reported occupancy of 89.1%, ADR of $159.49 and RevPAR of $142.14. This compares with results reported by the hotel for the three months ended March 31, 2009 of occupancy of 72.8%, ADR of $156.48 and RevPAR of $113.95.

Income Taxes. The income tax benefit for the three months ended March 31, 2010 decreased approximately $0.7 million or 78.5% to approximately $0.2 million compared to an income tax benefit for the three months ended March 31, 2009 of $0.9 million. The income tax benefit is primarily derived from the operations of our TRS Lessee. The net operating loss of our TRS Lessee for the three months ended March 31, 2010 was less than the net operating loss for the three months ended March 31, 2009.

Net Loss. The net loss for the company for the three months ended March 31, 2010 increased approximately $0.2 million or 26.0% to approximately $0.8 million as compared to the net loss of approximately $0.6 million for the three months ended March 31, 2009 as a result of the operating results discussed above.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

The following table illustrates the key operating metrics for the years ended December 31, 2009 and 2008 for our nine wholly-owned operating properties (“actual” properties) as well as the six wholly-owned properties in our portfolio that were under our control during all of 2009 and 2008 and were not under development (“same-store” properties). Accordingly, the same-store data does not reflect the performance of the Crowne Plaza Hampton Marina, which we purchased in April 2008; Sheraton Louisville Riverside, which opened in May 2008; or the Crowne Plaza Tampa Westshore, which opened in March 2009.

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Actual	Same-Store	Actual	Same-Store
Occupancy %	60.4%	65.1%	62.0%	66.6%
ADR	$107.21	$109.72	$119.50	$120.06
RevPAR	$64.74	$71.44	$74.04	$79.93

Revenue. Total revenue for the year ended December 31, 2009 was approximately $71.5 million, an increase of approximately $0.8 million or 1.1% from total revenue for the year ended December 31, 2008 of approximately $70.8 million. The overall increase in room revenue offset a decrease in food and beverage revenue. Increases in room revenue attributable to the opening in March 2009 of the Crowne Plaza Tampa Westshore as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside which opened in May 2008 and the Crowne Plaza Hampton Marina, which was acquired in April 2008, offset declines in room revenues at our other properties.

Room revenues at our properties for the year ended December 31, 2009 increased approximately $0.8 million or 1.8% to approximately $48.9 million compared to room revenues for the year ended December 31, 2008 of approximately $48.1 million. Incremental room revenue from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside, which opened in May 2008, and the Crowne Plaza Hampton Marina, which was acquired in April 2008, accounted for an increase in room revenues of approximately $5.7 million. The increase in revenue from these three properties offset a decline in room revenue of approximately $4.9 million at our other six properties. Our same-store set of hotels produced RevPAR of $71.44, a decrease of 10.6% over RevPAR of $79.93 for the year ended December 31, 2008. With the progressive slowing of the economy over the last year and a half and the precipitous decline in business travel and consumer spending, we experienced weakened demand in each of the markets in which we operate. We expect demand to stabilize as the overall economy stabilizes, but total room revenue to increase as our newly-opened and rebranded properties, including the Crowne Plaza Tampa Westshore, the Sheraton Louisville Riverside and the Crowne Plaza Hampton Marina, become more established in their respective markets.

Food and beverage revenues at our properties for the year ended December 31, 2009 decreased approximately $0.4 million or 2.3% to approximately $18.0 million compared to food and beverage revenues for the year ended December 31, 2008 of approximately $18.4 million. Incremental food and beverage revenue from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside which opened in May 2008, and the Crowne Plaza Hampton Marina, which was acquired in April 2008, accounted for an increase in food and beverage revenue of approximately $1.6 million. The increase in revenue from these three properties offset a decline in food and beverage revenue of approximately $2.0 million at our other six properties where we experienced lessened demand for banqueting services due to the weak economy.

Other operating revenues for the year ended December 31, 2009 increased approximately $0.4 million or 7.8% to approximately $4.6 million compared to other operating revenues for the year ended December 31, 2008 of approximately $4.2 million. Incremental other operating revenue from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside, which opened in May 2008, and the Crowne Plaza Hampton Marina, which was acquired in April 2008, accounted for a significant portion of the increase.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $0.2 million or 0.3% for the year ended December 31, 2009 to approximately $56.1 million compared to hotel operating expenses for the year ended December 31, 2008 of approximately $55.9 million. Incremental hotel operating expenses of approximately $6.6 million from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside which opened in May 2008, and the Crowne Plaza Hampton Marina which was acquired in April 2008, offset decreased hotel operating expenses of approximately $6.4 million or at our other six properties which were realized as a result of cost-cutting measures.

Rooms expense at our properties for the year ended December 31, 2009 increased approximately $0.4 million or 3.2% to approximately $14.0 million compared to rooms expense of approximately $13.6 million for the year ended December 31, 2008. Incremental rooms expense of approximately $1.8 million from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside, which opened in May 2008, and the Crowne Plaza Hampton Marina which was acquired in April 2008, offset decreased rooms expense of approximately $1.4 million at our other six properties.

Food and beverage expenses at our properties for the year ended December 31, 2009 decreased approximately $1.2 million or 9.1% to approximately $12.2 million compared to food and beverage expense of approximately $13.4 million for the year ended December 31, 2008. Incremental food and beverage expenses of approximately $1.2 million from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside which opened in May 2008, and the Crowne Plaza Hampton Marina which was acquired in April 2008, offset decreased food and beverage expenses of approximately $2.4 million at our other six properties. The decrease in food and beverage expense at our six other properties was attributable largely to cost-cutting measures and to a decrease in sales of food and beverage, especially through banqueting services.

Indirect expenses at our properties for the year ended December 31, 2009 increased approximately $1.0 million or 3.6% to approximately $29.0 million compared to indirect expenses of approximately $28.0 million for the year ended December 31, 2008. Sales and marketing costs, franchise fees, utilities, repairs and maintenance, insurance, management fees, real and personal property taxes as well as general and administrative costs at the property level are included in indirect expenses. Incremental indirect expenses of approximately $3.6 million from the newly opened Crowne Plaza Tampa Westshore, as well as full-year operations reflected in 2009 for the Sheraton Louisville Riverside which opened in May 2008, and the Crowne Plaza Hampton Marina which was acquired in April 2008, offset decreased indirect expenses of approximately $2.6 million at our other six properties. Most of the decrease in indirect expenses at our six other properties was attributable to cost-cutting measures.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2009 increased approximately $2.1 million or 32.7% to approximately $8.4 million compared to depreciation and amortization expense of approximately $6.3 million for the year ended December 31, 2008. The increase in depreciation and amortization was attributable to the Crowne Plaza Tampa Westshore, which opened in March 2009, as well as a full-year of depreciation on renovations placed in service during in 2008 at the Hilton Savannah DeSoto and the Sheraton Louisville Riverside, as well as the acquisition and renovation of the Crowne Plaza Hampton Marina.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2009 increased approximately $0.3 million or 7.8% to approximately $3.2 million compared to corporate general and administrative expenses of approximately $2.9 million for the year ended December 31, 2008.

Interest Expense. Interest expense for the year ended December 31, 2009 increased approximately $2.9 million or 41.8% to approximately $9.7 million (net of capitalized interest of approximately $0.3 million) compared to approximately $6.8 million of interest expense (net of capitalized interest of approximately $1.6 million) for the year ended December 31, 2008. Higher interest expense relates to borrowings on the credit facility used to fund the acquisition and renovation of the Crowne Plaza Tampa Westshore; interest expense for a full year on the borrowings on the credit facility associated with the Sheraton Louisville Riverside subsequent to its re-opening and completion of its renovations; borrowings on the mortgage on the Hilton Savannah DeSoto for completion of the renovations at that property, as well as borrowings associated with the purchase of the property in Hampton, Virginia. The additional interest expense related to these borrowings, as well as the interest expense related to the increase in the interest-rate spread on our revolving line of credit which was raised by 1.125% upon execution of the third amendment, was offset by a significant decrease in the level of interest rates from 2008 to 2009.

Equity Loss in Joint Venture. Equity loss in the joint venture was approximately $0.25 million for the year ended December 31, 2009 compared to an equity income in the joint venture of approximately $0.05 million for the year ended December 31, 2008 and represents our 25.0% share of the net income of the Crowne Plaza Hollywood Beach Resort. During the year ended December 31, 2008, the joint venture was able to restructure the mortgage on the property by purchasing a $22.0 million principal balance junior participation in the outstanding loan on the property at a price of $19.0 million resulting in a $3.0 million gain on extinguishments of debt of the joint venture. For the year ended December 31, 2009, the Crowne Plaza Hollywood Beach Resort reported occupancy of 70.7%, ADR of $121.06 and RevPAR of $85.62. This compares with results reported by the hotel for the year ended December 31, 2008 of occupancy of 59.0%, ADR of $151.64 and RevPAR of $89.49.

Income Taxes. The income tax benefit for the year ended December 31, 2009 increased approximately $0.3 million or 22.5% to approximately $1.8 million compared to an income tax benefit for the year ended December 31, 2008 of approximately $1.5 million. The income tax benefit is primarily derived from the operations of our TRS lessee. The net operating loss of our TRS lessee for the year ended December 31, 2009 was significantly larger than the net operating loss for the year ended December 31, 2008.

Net Loss. Net loss for the year ended December 31, 2009 increased approximately $1.4 million compared to net loss of approximately $2.0 million for the year ended December 31, 2009 as a result of the operating results discussed above.

Sources and Uses of Cash

The following narrative discusses our sources and uses of cash for the quarter ended March 31, 2010.

Operating Activities. Our principal source of cash to meet our operating requirements, including distributions to unitholders and stockholders as well as repayments of indebtedness, is the operations of our hotels. Cash flow used in operating activities for the three months ended March 31, 2010 was approximately $0.1 million. We expect that the net cash provided by operations will be adequate to fund our continuing operations, debt service and the payment of dividends in accordance with federal income tax laws which require us to make annual distributions to our stockholders of at least 90% of our REIT taxable income, excluding net capital gains. We declared dividends of $0.01 per share (unit) paid on March 30, 2009 and June 30, 2009, which we funded out of working capital.

Investing Activities. Approximately $0.4 million was spent during the three months ended March 31, 2010 on capital improvements and the replacement of furniture, fixtures and equipment.

Financing Activities. During the three months ended March 31, 2010, we paid approximately $0.3 million to reduce the balance on our credit facility due to a decline in the value of the collateral pool securing the facility.

The following narrative discusses our sources and uses of cash for the year ended December 31, 2009.

Operating Activities. Our principal source of cash to meet our operating requirements, including distributions to unit holders and stockholders as well as repayments of indebtedness, is the operations of our hotels. Cash flow provided by operating activities for the year ended December 31, 2009 was approximately $3.2 million. We expect that the net cash provided by operations will be adequate to fund the company’s operating requirements, scheduled payments of principal and interest and the payment of dividends in accordance with federal income tax laws which require us to make annual distributions to our stockholders of at least 90.0% of our REIT taxable income, excluding net capital gain. We declared dividends of $0.01 per share (unit) that were paid on March 30, 2009 and June 30, 2009, which we funded out of working capital.

Investing Activities. Approximately $12.8 million was spent during the year ended December 31, 2009 on renovations and capital improvements. Approximately $8.6 million was spent to complete renovations at the Crowne Plaza Tampa Westshore. Approximately $2.7 million was spent to complete the renovations at the Hilton Savannah DeSoto and the Crowne Plaza Hampton Marina.

Financing Activities. For the year ended December 31, 2009, net cash provided by financing activities was approximately $9.6 million. During the first half of the year, we drew $6.3 million on our revolving credit facility to fund the remaining renovations at the Crowne Plaza Tampa Westshore. We also borrowed $4.75 million from the Carlyle entity that is the other member of our joint venture, which we refer to as the Carlyle Affiliate Lender, for the purpose of improving liquidity and accessed approximately $0.7 million in connection with the refinance of the mortgage on the Crowne Plaza Hampton Marina, which was executed in June 2008. During the second half of the year, we paid approximately $4.0 million to reduce the balance on our revolving credit facility due to a decline in the value of the collateral pool. In December 2009, we received net proceeds of approximately $3.2 million from the issuance of common stock pursuant to a rights offering.

We incurred costs of approximately $0.8 million associated with the modification of our credit facility and made principal payments of approximately $0.4 million on our mortgage indebtedness. We also used approximately $0.2 million to make distributions to our unitholders and dividends to holders of our common stock.

Capital Expenditures

Since mid-2004, we have completed product improvement plans, or PIPs, in connection with the licensing or re-licensing at eight of our nine properties. With the exception of a PIP in connection with the re-licensing of the Holiday Inn Brownstone, whose franchise license expires in December 2011, we anticipate that capital expenditures for the replacement and refurbishment of furniture, fixtures and equipment over the next 12 to 24 months will be lower than historical norms for our properties and the industry. Historically, we have aimed to maintain overall capital expenditures at 4.0% of gross revenue. However, in light of the current slowdown of the economy and in the interest of preserving capital, we aim to restrict capital expenditures to the replacement of broken or damaged furniture and equipment and the acquisition of items mandated by our licensors that are necessary to maintain our brand affiliations. We anticipate that capital expenditures for the replacement and refurbishment of furniture, fixtures and equipment that are not related to a PIP should total 1.5% to 2.0% of gross revenues during the next 12 to 24 months.

During the next 12 months, we expect capital expenditures, other than costs that we incur to make capital improvements required by our franchisors, will be funded by our replacement reserve accounts. With respect to four of our hotels, the reserve accounts are escrowed accounts with funds deposited monthly and reserved for capital improvements or expenditures. We deposit an amount equal to 4.0% of gross revenue for the Hilton Savannah DeSoto, the Hilton Wilmington Riverside and the Crowne Plaza Hampton Marina and 4.0% of room revenues for the Crowne Plaza Jacksonville Riverfront. Beginning in June 2010, we will deposit an amount equal to 3.0% of room revenues for our remaining properties. We intend to maintain overall capital expenditures at 4.0% of gross revenue.

Liquidity and Capital Resources

As of March 31, 2010, we had cash and cash equivalents of approximately $3.4 million, of which approximately $1.0 million was in restricted reserve accounts and real estate tax escrows. As of March 31, 2010, our credit facility had an outstanding balance of approximately $75.2 million. We believe our overall liquidity and capital structure will improve and we will substantially deleverage the company as a result of this offering. We expect to use approximately $93.2 million of the proceeds to reduce our current level of indebtedness. We anticipate having approximately $             million of additional cash available after the offering, which should provide increased liquidity to fund ongoing operations and allow us to pursue acquisition opportunities. We expect that our cash on hand combined with our cash flow from our hotels should be adequate to fund continuing operations, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment, as well as scheduled payments of principal and interest.

Our ability to maintain existing levels of debt on our credit facility will be dependent on our ability to comply with the loan-to-value requirements of our credit agreement as well as various financial covenants.

In June 2010, we entered into an amendment to our credit agreement that adjusted the methodology for valuing our existing hotel properties. Our credit agreement limits the principal balance that may be outstanding at any time to 85% of the value of the properties in our collateral pool based on the valuation methodology in the credit agreement estimated to be $82.7 million. The valuation methodology applies a multiple to the net operating income of each property to determine its value for purposes of the credit facility, except with respect to the Crowne Plaza Tampa Westshore property, which is valued in the collateral pool at the lesser of the appraised value and $19.6 million.

The amendment modifies certain other aspects of the credit agreement, as amended, including fixing our interest rate spread for our variable LIBOR-based interest rate at 4.00% and a minimum LIBOR of 0.75%. The amendment converts the facility to non-revolving, eliminates our ability to re-borrow principal paid in the future and establishes minimum repayments equal to 50% of excess cash flow, as defined in the agreement, payable quarterly. Pursuant to the amendment, we will be required to fund reserves for insurance and real estate taxes as well as a reserve for the replacement of furniture, fixtures and equipment equal to 3.0% of gross room revenues. The amendment also modifies the fixed charge covenant, eliminates the leverage covenant, places limits on capital expenditures and requires prepayments from a portion of the proceeds of future equity offerings, including this offering, of up to $21.7 million. Once we make prepayments totaling $21.7 million, the excess cash flow prepayment requirement will terminate. The amendment allows us to pay dividends in any fiscal quarter, subject to the existing cap of 90% of FFO and the existing liquidity thresholds. See “Distributions and Dividend Policy” included elsewhere in this prospectus. Our credit facility matures in May 2011 and may be extended to May 2012, provided that certain valuation and other criteria are met, including payment of an extension fee and refinancing the Jacksonville mortgage.

Should the economy fail to improve and the lodging industry continue to feel the effects of weakened demand, our operating cash flows and financial performance will be affected and our financial condition and results may be below the levels necessary to comply with the loan-to-value requirements or the financial covenants in our credit agreement and we may be required to make additional payments beyond those described above on all or a portion of the outstanding debt.

Our mortgage on the Crowne Plaza Jacksonville Riverfront matures in July 2010. The note may be extended for one 12-month period, if at the time of the extension, no event of default has occurred, an extension fee of 0.25% is paid and the scheduled interest payment that would have been due on the maturity date but for such extension is made. We have notified the lender under the Jacksonville mortgage of our intent to extend the maturity date to July 2011. The loan has a minimum loan-to-value requirement of 75.0% with the value of the property determined by independent appraisal or the property’s financial performance. Currently, the loan-to-value ratio as calculated by either metric exceeds the minimum loan-to-value requirement. We may be required to reduce the mortgage balance by an amount ranging between $1.5 million and $3.0 million.

In June 2011, the mortgage on the Crowne Plaza Hampton Marina, which may be extended to June 2012, subject to certain terms and conditions, matures.

On February 9, 2009, an indirect subsidiary of ours, which is a member of the joint venture entity that owns the Crowne Plaza Hollywood Beach Resort, borrowed $4.75 million from the Carlyle Affiliate Lender, for the purpose of improving our liquidity. We make monthly payments of interest and are required to make principal payments equal to 50.0% of any distributions we receive from the joint venture. The maturity date for this loan is tied to the maturity date of the loan to the joint venture entity that owns the Crowne Plaza Hollywood Beach Resort. This loan matures in August 2010 but may be extended for two additional one year periods. The parties to such loan are negotiating a modification to the loan agreement which, among other things, would extend the maturity date to 2014. We are of the view that the maturity date for the $4.75 million loan would be coterminous with any modification to the underlying loan extended to the entity that owns the Crowne Plaza Hollywood Beach Resort, but we may be required or elect to repay such loan prior to any such extended maturity date.

We will need to, and plan to, renew or replace our credit facility and other long-term indebtedness prior to their respective maturity dates. We are uncertain whether we will be able to refinance these obligations or if refinancing terms will be favorable. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may not be able to execute our business strategies. Moreover, if our plans or assumptions change, if our assumptions prove inaccurate, if we consummate additional or larger acquisitions than are currently planned, if we experience unexpected costs or competitive pressures, or if our existing cash and projected cash flow from operations prove insufficient, we may need to obtain greater amounts of additional financing and sooner than expected. While it is our intention only to enter into new financing or refinancing that we consider advantageous, we cannot be certain that such sources of financing will be available to us in the future, or, if available, that financing could be obtained on terms favorable to us.

In December 2008, in the interest of capital preservation and based on the expectation that the U.S. economy, and in particular the lodging industry, would continue to face declining operating trends through 2009, we amended our dividend policy and reduced the level of our cash dividend payments. Our ability to make distributions is constrained by the terms of the fourth and fifth amendments to our credit agreement. While our credit agreement permits the minimum distributions that allow us to maintain our status as a REIT provided that no default or event of default exists at the time of, or after giving effect to, the distribution and we do not incur indebtedness to make the distribution, it provides additional conditions that must be met before payments in excess of the minimum distributions can be made. We may make such additional dividend distributions so long as no event of default exists at the time, or after giving effect to, such additional distributions if we maintain a minimum liquidity position of $10 million and satisfy a debt yield ratio of EBITDA to total liabilities of at least 10% before and after giving effect to such distribution, provided the aggregate amount of such distributions in a given year cannot exceed 90% of FFO for the prior fiscal year. Once we have paid all amounts due under the credit agreement and the credit agreement is terminated, all of these restrictions will no longer apply.

We expect that, following this offering, we will have sufficient liquidity to satisfy the conditions in our credit agreement to enable us to enhance the level of our dividend distributions. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return of capital.

Mortgage Debt

As of March 31, 2010, we had approximately $72.6 million of outstanding mortgage debt. The following table sets forth our mortgage debt obligations on our hotels.

	Balance Outstanding as of			Prepayment Penalties	Interest Rate		Maturity Date		Amortization Provisions
Property	3/31/2010	12/31/2009
Crowne Plaza Hampton Marina	$9,000,000	$9,000,000		None	LIBOR plus 2.75	%(1)	06/2011	(2)	None
Crowne Plaza Jacksonville Riverfront	18,000,000	18,000,000	(3)		8.00%		07/2010	(2)	None
Hilton Savannah DeSoto	23,000,000	23,000,000	(4)		6.06%		08/2017		25 years	(5)
Hilton Wilmington Riverside	22,637,273	22,738,250	(4)		6.21%		03/2017		25 years	(6)

Total	$72,637,273	$72,738,250

(1)	The note bears a minimum interest rate of 4.75%.
(2)	The notes may each be extended for one 12-month period, subject to terms and conditions. We have notified the lender under the Jacksonville mortgage of our intent to extend the maturity date to July 2011.
(3)	The note could not be prepaid prior to July 2009. A prepayment may be made currently without penalty.

(4)	The note may not be prepaid during the first six years of the term. Prepayment can be made with penalty thereafter until 90 days before maturity.
(5)	The note provides for payments of interest only until July 2010 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in July 2017.
(6)	The note provides for payments of interest only until March 2009 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in March 2017.

Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage loans, including interest	$93,423	$22,608	$16,419	$7,205	$47,191
Revolving credit facility, including interest	80,066	3,608	76,458	—	—
Other loans, including interest	5,005	152	4,853	—	—
Ground, building, office and equipment leases	2,429	600	1,039	476	314

Totals	$180,923	$26,968	$98,769	$7,681	$47,505

In connection with the acquisition of our six initial hotel properties, we entered into tax indemnity agreements that require us to indemnify the contributors of our initial properties against tax liabilities in the event we sell those properties in a taxable transaction during a 10-year period. As of March 31, 2010, such indemnification obligations could result in aggregate payments of approximately $23.0 million. Our obligations under the tax indemnity agreements may effectively preclude us from selling or disposing of certain of the initial hotels in taxable transactions or reducing our consolidated indebtedness below approximately $11.0 million.

Off-Balance Sheet Arrangements

Through a joint venture with a Carlyle subsidiary, we own a 25.0% indirect, non-controlling interest in an entity (the “JV Owner”) that acquired the 311-room Crowne Plaza Hollywood Beach Resort in Hollywood, Florida. We have the right to receive a pro rata share of operating surpluses and we have an obligation to fund our pro rata share of operating shortfalls. We also have the opportunity to earn an incentive participation in the net proceeds realized from the sale of the hotel based upon the achievement of certain overall investment returns, in addition to our pro rata share of net sale proceeds. The Crowne Plaza Hollywood Beach Resort is leased to another entity (the “Joint Venture Lessee”) in which we also own a 25.0% indirect, non-controlling interest.

Adjacent to the Crowne Plaza Hollywood Beach Resort is a three-acre hotel development site, which is leased by a joint venture entity. That entity, in which we also have a 25.0% indirect ownership interest, has an option to purchase the site, which is improved with a parking garage currently being used by the hotel. The purchase option expires in August 2011 and allows the site to be purchased at fair market value as determined by independent appraisal, but no less than $5.0 million or more than $10.0 million. The owner of the property is in bankruptcy proceedings and it is unclear what impact those proceedings will have on the lease.

The acquisition of the property was funded in part by a mortgage loan in the amount of $57.6 million. The mortgage, which had an original two-year term maturing on August 1, 2009, was restructured on June 13, 2008 so that the first $35.6 million bears interest at a rate of LIBOR plus additional interest of 0.98%. The remaining $22.0 million bears a rate of LIBOR plus additional interest of 3.50%. Upon the restructure, a fourth entity, in which we own a 25.0% indirect non-controlling interest, purchased the $22.0 million junior participation for $19.0 million. The loan has been extended for one year and, subject to certain conditions, can be extended for two additional one-year periods. The JV Owner executed an interest rate cap agreement capping LIBOR at 6.25%, effectively limiting the interest rate on the mortgage to 8.19% through the current extended maturity date. Monthly interest-only payments are due throughout the term. The Crowne Plaza Hollywood Beach Resort secures the mortgage. We have provided limited guarantees to the lender with respect to this mortgage. The joint venture partners intend to seek an extension of the loan, and may, in connection therewith, modify certain of its terms. In February 2009, we borrowed $4.75 million from the Carlyle Affiliate Lender for the purpose of improving our liquidity.

Carlyle owns a 75.0% controlling interest in the JV Owner, the Joint Venture Lessee, the entity with the purchase option and the entity that holds the junior participation. Carlyle may elect to dispose of the Crowne Plaza Hollywood Beach without our consent. We account for our non-controlling 25.0% interest in all of these entities under the equity method of accounting.

Inflation

We generate revenues primarily from lease payments from our TRS Lessee and net income from the operations of our TRS Lessee. Therefore, we rely primarily on the performance of the individual properties and the ability of our management company to increase revenues and to keep pace with inflation. Operators of hotels, in general, possess the ability to adjust room rates daily to keep pace with inflation. However, competitive pressures at some or all of our hotels may limit the ability of our management company to raise room rates.

Our expenses, including hotel operating expenses, administrative expenses, real estate taxes and property and casualty insurance are subject to inflation. These expenses are expected to grow with the general rate of inflation, except for energy, liability insurance, property and casualty insurance, property tax rates, employee benefits, and some wages, which are expected to increase at rates higher than inflation.

Seasonality

The operations of the properties have historically been seasonal. The months of March and April are traditionally strong, as is October. The periods from mid-November through mid-February are traditionally slow with the exception of the Crowne Plaza Jacksonville Hotel, the Crowne Plaza Tampa Westshore and, our joint venture property, the Crowne Plaza Hollywood Beach Resort. The remaining months are generally good, but can be impacted by bad weather and can vary significantly.

Geographic Concentration

Our hotels are located in Florida, Georgia, Indiana, Maryland, North Carolina, Pennsylvania and Virginia.

The section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010, are incorporated herein by reference.

OUR BUSINESS AND PROPERTIES

Overview

We are a self-managed and self-administered real estate investment trust, or REIT, that was formed in August 2004 to own, acquire, renovate and reposition primarily full-service upscale and upper upscale hotel properties located in primary markets in the Mid-Atlantic and Southern United States. Our management team has more than 80 years of collective experience in our core markets and our predecessor entities and our management company have operated continuously in the lodging industry in these same geographic regions from 1957 through December 2004 when we completed our initial public offering.

Our portfolio currently consists of 10 primarily full-service upscale and upper upscale hotels located in seven states with an aggregate of 2,421 rooms and approximately 120,200 square feet of meeting space. Nine of these hotels are wholly-owned and operate under well-known brands such as Hilton, Sheraton, Crowne Plaza and Holiday Inn and are managed on a day to day basis by MHI Hotels Services LLC, which we refer to as MHI Hotels Services. We also own a 25.0% indirect non-controlling interest in the 311-room Crowne Plaza Hollywood Beach Resort through a joint venture with The Carlyle Group, or Carlyle. In addition, we have leasehold interests in the commercial spaces of the Shell Island Resort condominium facility in Wrightsville Beach, North Carolina. Our portfolio is concentrated in markets that we believe possess multiple demand generators and have significant barriers to entry for new product delivery, which are important factors for us in identifying hotel properties that we expect will be capable of providing strong risk-adjusted returns.

During the last four years, we have invested approximately $79.4 million (approximately $38,000 per room) in capital improvements resulting in the renovation of approximately 92.0% of our wholly-owned rooms and have relicensed eight of our nine wholly-owned properties with our franchise partners. Our repositioning efforts have garnered numerous awards from our franchisors for the quality of our renovations and the high level of guest satisfaction. Our renovations have also allowed us to align our hotels with more upscale brands from our franchisors. We believe this substantial level of capital investment and our upbranding efforts will position our properties to capture revenue opportunities in their respective markets and outperform our competitors as these locations mature. All of our properties are experiencing positive cash flow and we believe the unrecognized value in our properties will become apparent as the lodging industry and the U.S. economy continue to recover.

In order for us to qualify as a REIT, we cannot directly manage or operate our hotels. Therefore, we lease our hotel properties to our TRS Lessee, which in turn has engaged MHI Hotels Services to manage our hotels. Our TRS Lessee is a wholly owned subsidiary of MHI Holding (collectively with TRS Lessee, “MHI TRS”). MHI TRS is a taxable REIT subsidiary for federal income tax purposes.

Market Opportunity

As a result of the global economic recession, commencing in 2008 through 2009, the U.S. lodging industry experienced substantial declines in operating performance driven by declining U.S. gross domestic product, or GDP, high unemployment levels, low consumer confidence and a reduction in the availability of credit. These economic factors recently have presented attractive investment opportunities in the lodging industry. In addition to facing declining operating results, hotel owners have been adversely impacted by a significant decline in the availability of debt financing for working capital, renovations and acquisitions. We believe that the combination of declining operating performance and reduction in the availability of debt financing has caused hotel values to decline and will lead to increased hotel loan foreclosures and distressed hotel property sales. Furthermore, we believe the supply of new hotels is likely to remain low for the next several years due to limited availability of debt financing in the lodging industry.

Operating performance in the lodging industry historically has correlated with U.S. GDP growth and we believe the national economy is currently showing signs of stabilization as a number of economists and government agencies have concluded that the U.S. economy has resumed positive growth and is expected to continue to grow over the next several years. As growth returns to the domestic economy, industry experts are projecting that lodging fundamentals will strengthen over the near term.

Additionally, although the lodging industry historically has lagged broader economic recoveries, industry fundamentals have recently shown signs of improvement. Smith Travel Research, a leading provider of supply and demand data for the lodging industry, reported that, in March 2010, the U.S. lodging industry experienced its first month of positive year-over-year revenue per available room, or RevPAR, growth in almost two years with a 3.8% increase. Smith Travel Research predicted a slight increase in RevPAR of 0.2% in the summer of 2010 compared to the summer of 2009, coupled with a 2.2% increase in average occupancy and a 1.9% increase in average daily rate, or ADR, as compared to the summer of 2009.

As shown in the table below, RevPAR for U.S. hotels has shown significant monthly declines since July 2008.

Source: Smith Travel Research.

In addition to facing declining operating results, hotel owners have been adversely impacted by a significant decline in the availability of debt financing. As shown in the table below, the commercial mortgage-backed security, or CMBS, market historically provided a significant amount of debt financing to the real estate industry, especially from 2004 through 2007, but effectively has been closed since July 2008.

Source: Commercial Mortgage Alert, January 8, 2010.

Note: Includes U.S. agency and non-agency issuance.

Banks and insurance companies, traditionally significant sources of debt financing, have been significantly impacted by losses in their loan portfolios, causing them to reduce their lending to the hotel industry. We believe that the combination of declining operating performance and reduction in the availability of debt financing have caused the prices of hotels to decline and will lead to increased hotel loan foreclosures and distressed hotel property sales.

Given weak current operating conditions in the lodging sector and limited availability of debt to fund new development projects, we believe that growth in new hotel room supply is likely to remain low for the next several years as shown in the chart below.

Source: Smith Travel Research.

Hotel industry operating performance historically has correlated with overall GDP growth. As shown below, U.S. real GDP growth is projected to resume over the next several years.

Source: IMF World Economic Outlook, April 2010.

We believe that a recovery in U.S. GDP growth, coupled with limited growth in new hotel room supply, will lead to significant increases in lodging industry RevPAR and operating profit.

Source: Smith Travel Research.

We believe our management team’s significant experience acquiring hotels, our growth oriented capital structure and our focused business strategy, will position us to take advantage of acquisition opportunities created by current market conditions.

Competitive Strengths

We believe the following factors differentiate us from other owners, acquirors and investors in hotel properties:

Experienced Management Team. We believe that our senior management team, with more than 80 years of combined experience in the lodging industry, will drive our growth strategy. Our company is led by our chairman, president and chief executive officer, Mr. Andrew M. Sims, an industry veteran with extensive experience in successfully acquiring, renovating, upbranding and repositioning full-service hotel properties in the Mid-Atlantic and Southern regions of the United States.

Existing Portfolio Poised For Significant Growth. During the last four years, we have invested approximately $79.4 million in capital improvements resulting in the renovation of approximately 92.0% of our wholly-owned rooms and have relicensed eight of our nine wholly-owned properties with our franchise partners. We believe this substantial level of capital investment and our upbranding efforts will position our properties to capture revenue opportunities in their respective markets and outperform our competitors as these locations mature. In addition, our hotels are located near stable demand generators, such as large state universities, convention centers, corporate headquarters, sports venues and office parks and in markets that have significant barriers to entry for new product delivery. All of our properties are experiencing positive cash flow and we believe the unrecognized value in our properties will become apparent as the lodging industry and the economy continue to recover.

Proven Acquirer. Over the past six years, our senior management team has been involved in the acquisition of approximately $125 million of hotels through five acquisitions, which represents 1,178 hotel rooms, in our core geographic growth markets and demonstrated the ability to successfully acquire, renovate, upbrand and reposition hotel properties. Through these acquisitions, we have more than doubled the size of our company since 2004, in terms of number of properties.

Growth-Oriented Capital Structure. We intend to use a substantial portion of the net proceeds of this offering to repay outstanding debt under our credit agreement and certain of our mortgage debt. We believe our strengthened balance sheet and enhanced liquidity will afford us the ability to capitalize on attractive acquisitions that currently exist or become available in the market. We also expect that, following this offering, we will have sufficient liquidity to satisfy the conditions in our credit agreement to enable us to enhance the level of our dividend distributions, subject to the approval of our board of directors.

Longtime Relationships with Leading Full-Service Hotel Brands. Our senior management team has developed strong relationships with many of the top full-service hotels brands in the upscale to upper upscale categories, as characterized by such brands as Hilton, Sheraton and Crowne Plaza and has achieved numerous awards from nationally recognized hotel franchisors, such as Intercontinental Hotels Group, Starwood Hotels and Hilton Hotels.

Focused Property Investment Strategy. As industry fundamentals improve, we intend to enhance stockholder value by pursuing attractive lodging investments in the full-service hotel property space in the Mid-Atlantic and Southern regions of the United States, including markets such as Washington, D.C., Miami, Florida, Atlanta, Georgia, Charlotte, North Carolina and Charleston, South Carolina. Currently, we have a pipeline of potential acquisition candidates valued at approximately $             million. We are actively seeking and considering opportunities that fit our strategy. Our management team’s extensive transaction experience leads us to believe that we will be able to deploy the excess capital proceeds from this offering toward new acquisitions in an efficient, effective and timely manner.

Our Strategy and Investment Criteria

Our strategy will be to grow through acquisitions of full-service, upscale and upper upscale hotel properties located in the primary markets of the Mid-Atlantic and Southern United States. We intend to grow our portfolio through disciplined acquisitions of hotel properties and believe that we will be able to source significant external growth opportunities through our management team’s extensive network of industry, corporate and institutional relationships that reflect more than 80 years of collective industry experience.

The recent economic downturn has had a significant negative impact on the financial performance of many hotel properties. We believe that there will be a substantial number of opportunities to acquire hotel properties given the lack of available debt financing in the capital markets and the weakened fundamentals in the lodging industry over the last two years. Our management will focus on acquiring full-service hotel properties that can be acquired at prices representing a significant discount to estimated replacement cost in our identified geographic markets. By acquiring such properties, we believe we can create significant value and strong, risk-adjusted returns for our stockholders.

Our investment criteria are further detailed below.

•

Geographic Growth Markets: We focus on the Mid-Atlantic and Southern regions of the United States. Our management team has a long history of operating hospitality assets in these geographic markets and remains confident in the long-term growth potential associated with this part of the United States. These markets are generally characterized by population growth, economic expansion, growth in new businesses, and growth in the resort, recreation, and leisure segments. Historically, we have had a number of properties in coastal locations. We will continue to focus on these markets and will investigate other markets for acquisitions only if we believe these new markets will provide similar long-term growth prospects.

•

Full-Service Hotels: We focus our acquisition strategy on the full-service hotel segment. Our full-service hotels fall primarily under the upscale to upper upscale categories and include such brands as Hilton, Sheraton and Crowne Plaza. We do not own economy branded hotels. We believe that full-service hotels, with upscale to upper upscale brands will outperform the broader U.S. hotel industry as the U.S. enters a period of recovery, and thus should offer the highest returns on invested capital.

•

Significant Barriers to Entry: We intend to execute a strategy that entails the acquisition of hotels in prime locations with significant barriers to entry. We seek to acquire properties that will benefit from the licensing of brands that are not otherwise present in the market and provide us with geographic exclusivity which helps to protect the value of our investment.

•

Proximity to Demand Generators: We seek to acquire hotel properties located near multiple stable demand generators for both leisure and business travelers within their respective markets, including large state universities, airports, convention centers, corporate headquarters, sports venues and office parks.

Since our initial public offering in 2004, we have focused on the acquisition of underperforming hotel properties that could be purchased at significant discounts to replacement cost and were ideal candidates for renovation, upbranding and repositioning within a given market. In the near term, however, we believe that current market conditions will lead to an increase in hotel loan foreclosures and distressed asset sales, which will present numerous opportunities to acquire well-positioned, performing upscale and upper upscale hotel properties at attractive prices. We intend to augment our historical acquisition strategy accordingly.

We typically define underperforming hotels as those that are poorly managed, suffer from significant deferred maintenance and capital improvement and that are not properly positioned in their respective markets. In pursuing these opportunities, we hope to improve revenue and cash flow and increase the long-term value of the underperforming hotels we acquire. Our ultimate goal is to achieve a total investment that is substantially less than replacement cost of a hotel or the acquisition cost of a market performing hotel. In analyzing a potential investment in an underperforming hotel property, we typically characterize the investment opportunity as one of the following:

•

Upbranding Opportunity: The acquisition of properties that can be upgraded physically and enhanced operationally to qualify for what we view as higher quality franchise brands, including Hilton, Doubletree, Crowne Plaza, Westin and Sheraton.

•	Shallow-Turn Opportunity: The acquisition of an underperforming but structurally sound hotel that requires moderate renovation to re-establish the hotel in its market.

•

Deep-Turn Opportunity: The acquisition of a hotel that is closed or functionally obsolete and requires a restructuring of both the business components of the operations as well as the physical plant of the hotel, including extensive renovation of the building, furniture, fixtures and equipment.

Typically, in our experience, a deep turn opportunity takes a total of approximately three years from the initial acquisition of a property to achieving full post-renovation stabilization. Therefore, when evaluating future opportunities in underperforming hotels, we intend to focus on upbranding and shallow-turn opportunities, and to pursue deep-turn opportunities on a more limited basis and in joint venture partnerships if possible.

Investment Vehicles. In pursuit of our investment strategy, we may employ various traditional and non-traditional investment vehicles:

•

Direct Purchase Opportunity: Our traditional investment strategy is to acquire direct ownership interests in properties that meet our investment criteria, including opportunities that involve full-service upper upscale and upscale properties in identified geographic growth markets that have significant barriers to entry for new product delivery. Such properties, or portfolio of properties, may or may not be acquired subject to a mortgage by the seller or third-party.

•

Distressed Debt Opportunities: In sourcing acquisitions for our core growth strategy, we may pursue investments in debt instruments that are collateralized by hotel properties. In certain circumstances, we believe that owning these debt instruments is a way to (i) ultimately acquire the underlying real estate asset and (ii) provide a non-dilutive current return to our stockholders in the form of interest payments derived from the ownership of the debt. Our principal goal in pursuing distressed debt opportunities is ultimately to acquire the underlying real estate. By owning the debt, we believe that we may be in a position to acquire deeds to properties that fit our investment criteria in lieu of foreclosures.

•

Joint Venture/Mezzanine Lending Opportunities: We may, from time to time, undertake a significant renovation and rehabilitation project that we characterize as a ‘Deep-Turn Opportunity’. In such cases, we may acquire a functionally obsolete hotel whose renovation may be very lengthy and require significant capital. In these projects, we may choose to structure such acquisitions as a joint venture, or mezzanine lending program, in order to avoid severe short-term dilution and loss of current income commonly referred to as the “negative carry” associated with such extensive renovation programs. We will not pursue joint venture or mezzanine programs in which we would become a “de facto” lender to the real estate community.

Portfolio Management Strategy. Our core strategy for our portfolio is intended to create value for stockholders by acquiring performing hotel properties at significant discounts to replacement cost, as well as acquiring underperforming hotels and subsequently renovating, rehabilitating, repositioning and upbranding these assets. Once these assets have benefited from this “turnaround” strategy, they become part of our core portfolio. We believe we can optimize performance within the portfolio by superior management practices and by timely and recurring capital expenditures to maintain and enhance the physical property.

In addition, we will seek to leverage our portfolio management expertise by investing in portfolios of hotel properties together with institutional investors with whom we would enter into a joint venture. We expect that our investment into any such venture will not exceed 25.0% of the equity of such entity. Such portfolios may or may not include properties that fit with our acquisition strategy. However, we believe the portfolio management fee that such an arrangement would generate, together with returns from well-positioned and well-managed properties, offers the prospect of additional value and strong, risk-adjusted returns for our stockholders.

In April 2007, we entered into a program agreement and related operating agreements with Carlyle that provided for the formation of entities to be jointly owned by us and Carlyle, to source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. We completed one hotel acquisition through this joint venture.

We have engaged MHI Hotels Services, an eligible independent management company, to operate our hotels. MHI Hotels Services and its predecessors have been in continuous operation since 1957. By using MHI Hotels Services as our manager, we intend to capitalize on their extensive experience to seek above-average operating results. MHI Hotels Services has operated for many years in markets where we have a presence, and its operations are driven by a focused sales, marketing and food and beverage strategy that is critical to the success of a full-service hotel.

Asset Disposition Strategy. When a property no longer fits with our investment objectives, we will pursue traditional and non-traditional means of disposal:

•

Direct Sale: Most commonly we will dispose of properties through a direct sale of the property for cash so that our investment capital can be redeployed according to the investment strategies outlined above.

•

Capital Recycling: Under this asset disposition strategy, we will seek to purchase a hotel in connection with the requirements of a tax-free exchange. Such a strategy may be deployed in order to mitigate the tax consequences to us that a direct sale might cause.

Asset Management Strategy. We intend to leverage our expertise in repositioning and improving the performance of distressed properties. In July 2009, we formed a separate subsidiary to pursue asset management assignments from special servicers and other special entities involved in distressed hotel loans and workouts. As asset manager, we will provide asset management services including, but not limited to, property management, receiver services, litigation and contract support, franchise selection, construction management, value optimization, and project management on a fee-for-service basis. In the fourth quarter of 2009, we became qualified with several special servicers of distressed hotel assets to provide asset management services.

Our Properties

Overview. In connection with our initial public offering, we acquired six hotel properties for aggregate consideration of approximately $15.0 million in cash, 3,817,036 units of interest in our operating partnership and the assumption of approximately $50.8 million in debt. The six initial hotel properties, the Hilton Philadelphia Airport, the Hilton Wilmington Riverside, the Hilton Savannah DeSoto, the Holiday Inn Laurel West (formerly the Best Western Maryland Inn), the Holiday Inn Brownstone and the Holiday Inn Downtown Williamsburg, are located in Pennsylvania, North Carolina, Georgia, Maryland and Virginia. On July 22, 2005, we acquired our seventh hotel, the Crowne Plaza Jacksonville Riverfront (formerly, the Hilton Jacksonville Riverfront) located in Jacksonville, Florida, for $22.0 million.

During 2006, we sold the Holiday Inn Downtown Williamsburg for $4.8 million. We also purchased the Louisville Ramada Riverfront Inn located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs and, after extensive renovations, re-opened the property in May 2008 as the Sheraton Louisville Riverside.

During 2007, through our joint venture with Carlyle, we acquired a 25.0% indirect, non-controlling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida for approximately $75.8 million including transfer costs. We also purchased a hotel formerly known as the Tampa Clarion Hotel in Tampa, Florida for approximately $13.8 million including transfer costs, which, after extensive renovations, re-opened in March 2009 as the Crowne Plaza Tampa Westshore.

During 2008, we acquired the Hampton Marina Hotel located in Hampton, Virginia for approximately $7.8 million, including transfer costs. In October 2008, the hotel was rebranded and renamed to the Crowne Plaza Hampton Marina.

As of May 31, 2010, our portfolio consisted of the following properties:

Wholly-Owned Properties	Number of Rooms	Location	Date of Acquisition	Acquisition Cost(1)	Years Built/ Renovated
Hilton Philadelphia Airport	331	Philadelphia, PA	12/21/2004	$25,271,240	1972/2005
Hilton Wilmington Riverside	272	Wilmington, NC	12/21/2004	25,646,760	1970/2007
Hilton Savannah DeSoto	246	Savannah, GA	12/21/2004	27,279,940	1968/2008
Sheraton Louisville Riverside	180	Jeffersonville, IN	9/20/2006	7,600,200	1972/2008
Crowne Plaza Jacksonville Riverfront	292	Jacksonville, FL	7/22/2005	22,000,000	1970/2006
Crowne Plaza Tampa Westshore	222	Tampa, FL	10/29/2007	13,500,000	1973/2008
Crowne Plaza Hampton Marina	173	Hampton, VA	4/24/2008	7,742,000	1988/2008
Holiday Inn Laurel West	207	Laurel, MD	12/21/2004	12,200,200	1985/2005
Holiday Inn Brownstone	187	Raleigh, NC	12/21/2004	9,396,120	1971/2002

Total Rooms in Our Wholly-Owned Portfolio	2,110

Joint Venture Property
Crowne Plaza Hollywood Beach Resort	311	Hollywood, FL	8/9/2007	$74,000,000	1972/2006

Total Rooms in Our Portfolio	2,421

(1)	Excludes transfer costs.

We also own two leasehold interests in the Shell Island Resort, a 169-unit condominium resort property in Wrightsville Beach, North Carolina, which were purchased for $3.5 million with the proceeds of our initial public offering. One lease relates to the restaurant, kitchens, meeting rooms, ballroom, laundry, maintenance shop, offices and certain maid closets. The second lease relates to the resort’s common areas and includes the lobby, swimming pools, outdoor café, front desk, back office, gift shop, certain storage areas, and ingress and egress throughout the building, including parking areas. Our operating partnership entered into sublease arrangements to sublease our entire leasehold interests in the property at Shell Island to affiliates of our management company. The management company operates the property as a hotel and manages a rental program for the benefit of the condominium unit owners. Our operating partnership receives fixed annual rent and incurs annual lease expenses in connection with the subleases of such property.

Insurance. Our current properties are covered by insurance of the type and amount we believe are customary for these types of properties. We have limited terrorism insurance on our hotel properties, with the exception of the Hilton Philadelphia Hotel, which has a separate, comprehensive terrorism policy.

Competition. The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of our initial hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, ADR and RevPAR of our hotels or at hotel properties we acquire in the future. We believe that brand recognition, location, the quality of the hotel, consistency of services provided, and price are the principal competitive factors affecting our hotels.

Our hotels currently compete in the primarily full-service upscale and upper upscale segments of the market. Positive competitive factors affecting our position include geographic location, markets with growth potential and strong franchise partners, while certain disadvantages to our position include limited geographic diversity and smaller size in relation to larger competitors.

Operating Data. In the hotel industry, most categories of operating costs, with the exception of franchise, management, credit card fees, labor, utilities and the costs of the food and beverage served, do not vary directly with revenues. This aspect of our operating costs creates operating leverage, whereby changes in sales volume disproportionately impact operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food, beverage and telephone. There are three key performance indicators used in the hotel industry to measure room revenues:

•	occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;

•	average daily rate or ADR, which is total room revenue divided by the number of rooms sold; and

•	revenue per available room or RevPAR, which is total room revenue divided by the total number of available rooms.

The following table illustrates the actual key operating metrics for the three months ended March 31, 2010 for our portfolio.

Wholly-Owned Properties	Average Occupancy	ADR	RevPAR
Hilton Philadelphia Airport	76.9%	$109.37	$84.11
Hilton Wilmington Riverside	61.1%	108.59	66.40
Hilton Savannah DeSoto	70.9%	117.91	83.60
Sheraton Louisville Riverside	53.7%	104.37	56.07
Crowne Plaza Jacksonville Riverfront	59.5%	100.41	59.78
Crowne Plaza Tampa Westshore	69.9%	98.46	68.83
Crowne Plaza Hampton Marina	40.2%	83.55	33.59
Holiday Inn Laurel West	53.5%	91.07	48.75
Holiday Inn Brownstone	64.2%	76.00	48.81

Totals/ Weighted Averages in Our Wholly-Owned Portfolio	62.7%	$101.65	$63.69

Joint Venture Property
Crowne Plaza Hollywood Beach Resort	89.1%	$159.49	$142.14

Totals/ Weighted Averages in Our Portfolio	66.1%	$109.08	$73.77

The selected operating data presented above should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Wholly-owned properties.

Hilton Philadelphia Airport. The Hilton Philadelphia Airport is contiguous to the Philadelphia Airport and located approximately eight miles south of Philadelphia’s central business district at 4509 Island Avenue in Philadelphia, Pennsylvania. The property is located within three miles of the Lincoln Financial Field, Wachovia Spectrum Center and the Citizens Bank Park which are homes to Philadelphia’s professional football, basketball, ice hockey, and baseball franchises. MHI Hotels Services and its affiliates have managed the Hilton Philadelphia Airport since 1994. The hotel was renovated in 2005.

Key Highlights and Demand Generators. The Hilton Philadelphia Airport generates demand from transient travelers and corporate meetings. The top five accounts by revenue for 2009 were Concordia, Atlantic Aviation, No Jets, Boeing Preferred and Major League Baseball. The hotel also benefits from large conventions at the Philadelphia Convention Center. The hotel’s locations near the Philadelphia professional sports complexes generates leisure demand for hotel rooms. We believe the Hilton Philadelphia Airport is a market leader in the upscale, full-service hotel sector in the Philadelphia airport market.

Guest Rooms. The Hilton Philadelphia Airport is comprised of 331 guest rooms, including three suites, in a nine-story L-shaped tower. All rooms provide modern conveniences including high-speed internet access.

Food and Beverage. The hotel has three dining options located on the premises. Landing Restaurant features continental and regional cuisine and an upscale buffet for breakfast and lunch. Players Sports Bar features a full-service bar with a sports theme. Café Express provides light fare and beverages in the hotel lobby.

Other Amenities. Other amenities include direct access to the general aviation facilities of the Philadelphia International Airport, business center, fitness center, indoor swimming pool, whirlpool spa, recreational facilities, and 10,000 square feet of meeting space in the hotel.

Competition. Competitor hotels include the Marriott, Renaissance, Embassy Suites, Sheraton Suites, Four Points, and Courtyard by Marriott.

Operating and Occupancy Information. The following table shows certain historical data regarding the Hilton Philadelphia Airport.

Year End	2009	2008	2007	2006	2005
Room Revenue	$10,516,195	$12,313,520	$12,608,061	$11,342,538	$9,826,157
ADR	$116.68	$134.44	$131.39	$121.00	$108.02
Occupancy %	74.6%	75.6%	79.2%	77.6%	75.3%
RevPAR	$87.04	$101.64	$104.36	$93.88	$81.33

Hilton Wilmington Riverside. The Hilton Wilmington Riverside is located five miles from the Wilmington International Airport at 301 North Water Street in Wilmington, North Carolina. The Hilton Wilmington Riverside was originally constructed in 1971 and expanded in 1999. The property is the only hotel located directly on the downtown Riverwalk and is situated across from the USS North Carolina Battleship Memorial. MHI Hotels Services and its affiliates have managed the Hilton Wilmington Riverside since 1989. The hotel was completely renovated in 2007.

Key Highlights and Demand Generators. The top five accounts by revenue for 2009 were PPD, General Electric, Vision Air, NCLGISA and North Carolina Athletic Director’s Association. Due to the hotel’s meeting space, group business accounts for over 50.0% of room revenues. State associations and educational related conferences contribute to the hotel’s business demand.

Guest Rooms. The Hilton Wilmington Riverside originally was constructed with 178 rooms and expanded in 1999 for a current total of 272 rooms in a nine-story structure. All rooms are equipped with high-speed internet service.

Food and Beverage. The hotel has three dining options located on the premises. Ruth’s Chris Steakhouse is a popular steakhouse located just off the hotel lobby. Innovation’s features American cuisine and daily chef’s specials. Currents Riverview Café offers coffee, cocktails and lite fare in the lobby and provides panoramic views of the Cape Fear River.

Other Amenities. Other amenities include an outdoor pool overlooking the Cape Fear River, fitness center, business center, gift shop and 20,000 square feet of meeting space in the hotel.

Competition. Competitor hotels include the Holiday Inn Sunspree, Blockade Runner, Sheraton, Courtyard by Marriott and Hilton Garden Inn.

Operating and Occupancy Information. The following table shows certain historical data regarding the Hilton Wilmington Riverside.

Year End	2009	2008	2007	2006	2005
Room Revenue	$8,657,897	$8,887,827	$8,267,260	$8,371,863	$7,749,035
ADR	$121.98	$125.83	$115.43	$111.31	$104.69
Occupancy %	71.5%	71.0%	71.6%	75.2%	74.0%
RevPAR	$87.21	$89.28	$82.66	$83.71	$77.48

Hilton Savannah DeSoto. The Hilton Savannah DeSoto hotel is located at 15 East Liberty Street in historic downtown Savannah, Georgia. The Hilton Savannah DeSoto overlooks Madison Square in the center of Savannah’s historic district. A hotel has occupied the site since 1890 and the current building was constructed in 1968. The hotel offers views of the Savannah skyline and the Savannah River. The Hilton Savannah DeSoto is connected via an enclosed atrium to a luxury condominium building. MHI Hotels Services and its affiliates have managed the Hilton Savannah DeSoto since 1994. The hotel was completely renovated in 2008.

Key Highlights and Demand Generators. The Hilton Savannah DeSoto has historically generated its corporate demand from upscale business travelers and corporate meetings conducted by regional organizations. The top five accounts by revenue for 2009 were Savannah College of Art & Design, United States Army, Tauck World Discovery Tours, Polyurethane Manufacturers Association and Learning Resources Network. The historic sites of Savannah create demand from the leisure segment. Group business, primarily the association and corporate meeting segments, account for more than 50.0% of the Hilton Savannah DeSoto’s business.

Guest Rooms. The Hilton Savannah DeSoto is a 14-story structure with 246 traditionally-styled guest rooms including five suites and an executive level. All rooms are equipped with high-speed internet access.

Food and Beverage. The hotel has three dining options located on the premises. The DeSoto Grille serves authentic Savannah cuisine and a buffet at both breakfast and lunch. Beulah’s, located in the lobby area, serves coffees, juices, baked fresh daily breakfast breads, sandwiches and salads. The Lion’s Den is the hotel’s lounge.

Other Amenities. Other amenities include a business center, a fitness center, second-floor rooftop with an outdoor pool, complimentary access to the Downtown Athletic Club, gift shop and 20,000 square feet of meeting space in the hotel.

Competition. Competitor hotels include Marriott, Westin, Hyatt, Doubletree and the Mulberry.

Operating and Occupancy Information. The following table shows certain historical information regarding the Hilton Savannah DeSoto.

Year End	2009	2008	2007	2006	2005
Room Revenue	$6,989,162	$7,499,444	$9,308,210	$8,718,734	$8,575,813
ADR	$125.01	$137.23	$136.56	$132.22	$123.01
Occupancy %	62.3%	60.7%	75.9%	73.4%	77.6%
RevPAR	$77.84	$83.29	$103.67	$97.10	$95.51

Sheraton Louisville Riverside. The Sheraton Louisville Riverside is located near Interstate 65 and directly on the Ohio River at 700 West Riverside Drive in historic Jeffersonville, Indiana. The hotel is five miles from Louisville International Airport and one mile from the Louisville central business district. The hotel was completely renovated in 2008.

Key Highlights and Demand Generators. The top five accounts by revenue for this hotel in 2009 were Humana, Bridgestone, American Legion, McKinsey & Company and ICUEE. The property is located on the Ohio River at the base of the Second Street bridge that accesses the Louisville central business district one mile to the south. The hotel caters primarily to the city’s corporate community, including Humana and Yum Products, as well as special sporting events such as the Kentucky Derby and University of Louisville athletics.

Guest Rooms. The Sheraton Louisville Riverside is composed of 180 guest rooms.

Food and Beverage. The hotel offers two dining options on the premises. The Bristol Bar and Grille offers fine dining in a casual atmosphere. The Lobby Bar offers full-service bar with light fare menu. Five additional restaurants are contiguous to the hotel.

Other Amenities. Other amenities include an indoor pool, club lounge, fitness center, business center and 7,600 square feet of meeting space in the hotel.

Competition. Competitive hotels include Hilton, Galt House, Hyatt, Brown Hotel, Marriott, and Courtyard by Marriott.

Operating and Occupancy Information. The following table shows certain historical information, from the date of re-opening the Sheraton Louisville Riverside after extensive renovations.

Year End	2009	2008
Room Revenue	$3,726,328	$1,915,775
ADR	$109.39	$120.95
Occupancy %	51.6%	35.7%
RevPAR	$56.40	$43.20

Crowne Plaza Jacksonville Riverfront. The Crown Plaza Jacksonville Riverfront is located at 1201 Riverplace Boulevard in downtown Jacksonville, Florida. The hotel is approximately fifteen minutes from the airport and close to the Prime Osborne Center, Alltel Stadium, the Jacksonville Landing and historic San Marco neighborhood shops and restaurants. The hotel was renovated in 2006 when it changed brands from Hilton to Crowne Plaza.

Key Highlights and Demand Generators. The top five accounts by revenue for this hotel in 2009 were IBM, State Farm, Kraft, Swisher and Gator Bowl. The property is located on the preferred south bank of the St. John’s River in the city’s central business district and directly on the Riverwalk. The hotel caters primarily to local corporate clients as well as hosting regional corporate and association conferences. The waterfront Riverwalk location appeals to leisure guests.

Guest Rooms. The Crowne Plaza Jacksonville Riverfront features 292 luxury guestrooms, including 30 Junior Suites. All rooms are equipped with high-speed internet access.

Food and Beverage. The hotel has four dining options located on the premises. Ruth’s Chris Steakhouse is a popular steakhouse, located on the waterfront with a view of the city’s skyline. The American Grille is a full-service three-meal restaurant with regional fare. Crowne Bar is a lobby bar featuring a variety of drinks and light fare. Riverfront Lounge, an outdoor venue, features light fare and a variety of drink specialties.

Other Amenities. The hotel offers 12,000 square feet of flexible meeting space, a fitness center, gift shop, business center, outdoor riverside pool, covered parking and a water taxi service to downtown venues.

Competition. Competitor hotels include Hyatt, Omni, Radisson, and Hilton Garden Inn.

Operating and Occupancy Information. The following table shows certain historical data regarding the Crowne Plaza Jacksonville Riverfront. The figures for 2005 reflect pre-purchase and post-purchase data for the period.

Year End	2009	2008	2007	2006	2005
Room Revenue	$6,152,815	$7,585,013	$7,824,418	$7,264,198	$8,505,112
ADR	$102.35	$116.90	$117.81	$112.06	$112.26
Occupancy %	56.4%	60.7%	62.3%	60.8%	71.1%
RevPAR	$57.73	$70.97	$73.41	$68.16	$79.80

Crowne Plaza Tampa Westshore. The Crowne Plaza Tampa Westshore is located at 5303 West Kennedy Boulevard in Tampa, Florida. The hotel is situated on 3.82 acres in Tampa’s Westshore Corridor, the city’s corporate, entertainment, restaurant and shopping district, and is within two miles of Tampa International Airport. The property is located contiguous to the I-275 Memorial Highway Interchange, the city’s most traveled highway. The Westshore Mall is located one-tenth of a mile to the east of the hotel. The hotel was completely renovated in 2008 and reopened for business in March 2009.

Key Highlights and Demand Generators. The top five accounts by revenue for this hotel in 2009 were USMC 4th Assault Battalion, Citrus Healthcare, Inc., Defense Intelligence Agency, L3 Communications, and

Horizon Bay Retirement Living. The hotel is located in close proximity to the Westshore office market, airport and various sports venues, including a professional football stadium and the New York Yankees spring training facility. The hotel is situated near military and defense contract installations and caters primarily to local, corporate and military clients as well as hosting regional corporate and association conferences.

Guest Rooms. The hotel features 222 rooms, including 44 suites. All rooms are equipped with high-speed internet access.

Food and Beverage. Mezzo Restaurant and Lounge is located off the lobby and provides three-meal service in a casual atmosphere. A vacant national restaurant tenant space of approximately 5,800 square feet is presently empty and available for rent.

Other Amenities. Other amenities include an outdoor pool, fitness center, business center and 10,000 square feet of meeting space in the hotel.

Competition: Competitor hotels include Hilton, Embassy Suites, Marriott, Doubletree, and Renaissance.

Operating and Occupancy Information. The following table shows certain historical data, from the date of opening post-renovation, regarding the Crowne Plaza Tampa Westshore.

Year End	2009
Room Revenue	$2,232,175
ADR	$82.00
Occupancy %	40.7%
RevPAR	$33.40

Crowne Plaza Hampton Marina. Less than a half mile off interstate 64, the hotel is centrally located between Williamsburg and Virginia Beach at 700 Settlers Landing Road in Hampton, Virginia. The Crowne Plaza Hampton Marina Hotel is the only waterfront hotel in Hampton, Virginia and is near Hampton University and contiguous to the Virginia Air & Space Museum. This property features 173 guestrooms and suites, an outdoor pool, meeting facilities, and multiple dining options all located in a marina setting. The hotel was completely renovated in 2008.

Key Highlights and Demand Generators. The top five accounts by revenue for this hotel in 2009 were Hampton University, Langley AFB, Fort Monroe, US Army and AAU Basketball. The property is located on the Hampton River in downtown Hampton, Virginia, a short walk from Hampton University, Hampton Coliseum and the Air and Space Museum. The downtown waterfront setting is attractive to leisure guests. Additionally, the hotel is situated in close proximity to major defense and defense contractor installations and caters primarily to local government and military complexes such as NASA Langley, Langley Airforce Base, Fort Monroe, Newport News Shipbuilding and the Norfolk Naval Base.

Guest rooms. The hotel features 173 guestrooms and suites. All rooms are equipped with high-speed internet access.

Food and Beverage. The hotel has four dining options located on the premises. The Regatta Grille features waterfront dining with a southern cuisine. Oyster Alley is an outdoor dockside restaurant that offers drinks and a light fare menu. Latitude 37 serves light fare and cordials in a waterfront lounge setting with a sophisticated nautical theme. Java Junkie is a sandwich shop on the hotel premises.

Other Amenities. Other Amenities at the Crowne Plaza Hampton Marina include an outdoor pool, fitness center, business center and 7,600 square feet of meeting space in the hotel.

Competition. Competitor hotels include Embassy Suites, Marriott, Omni and Hilton Garden Inn.

Operating and Occupancy Information. The following table shows certain historical data, from the date of purchase, regarding the Crowne Plaza Hampton Marina.

Year End	2009	2008
Room Revenue	$2,955,592	$1,266,096
ADR	$97.20	$101.00
Occupancy %	48.4%	28.9%
RevPAR	$47.08	$29.21

Holiday Inn Laurel West. The Holiday Inn Laurel West is located at 15101 Sweitzer Lane in Laurel, Maryland, near I-95 and Route 198 between Washington, D.C. and Baltimore, Maryland. The Holiday Inn Laurel West opened in 1985 with 125 guest rooms and in 1989 completed an addition of 80 rooms for a current total of 207 guest rooms. The hotel was renovated in 2005.

Key Highlights and Demand Generators. The hotel is conveniently located at the entrance to a corporate office park with major employers such as United Parcel Service, SunTrust, and the Washington Suburban Sanitary Commission. The top five accounts by revenue for 2009 were Worldstrides, Corporate Lodging Consultants, L&L Travel, EF Smithsonian and Ocean Systems. Much of the leisure demand is generated from its easy access off I-95 and proximity to the Washington, DC, Baltimore and Annapolis areas. Major government installations are located in close proximity to the hotel including the National Agriculture Research Center, National Security Administration, NASA, Fort Mead and Secret Service Training.

Guest Rooms. The hotel contains 207 guestrooms in a six story mid-rise structure. All rooms are equipped with high-speed internet access.

Food and Beverage. The hotel has two dining options located on the premises. Outback Steakhouse serves dinner, featuring steak and seafood, and provides bar service. Atrium Café serves three meals in the atrium of the hotel.

Other Amenities. Other amenities include a business center, executive level accommodations with keyed access and upgraded amenities, a 8,000 square foot atrium area with indoor pool, sauna, whirlpool, exercise room, game room, putting green, billiards, shuffleboard and gift shop and over 8,000 square feet of meeting and banquet space in the hotel.

Competition. Competitor hotels include Sheraton, Fairfield Inn, Comfort Inn, Hampton Inn and Courtyard by Marriott.

Operating and Occupancy Information. The following table shows certain historical information regarding Holiday Inn Laurel West.

Year End	2009	2008	2007	2006	2005
Room Revenue	$4,181,469	$4,310,740	$4,533,526	$4,422,865	$3,075,650
ADR	$92.70	$96.42	$103.54	$96.78	$76.71
Occupancy %	59.7%	59.0%	58.0%	60.5%	53.1%
RevPAR	$55.34	$56.90	$60.00	$58.54	$40.71

Holiday Inn Brownstone. The Holiday Inn Brownstone is located near the central Raleigh business district and adjacent to North Carolina State University, at 1707 Hillsborough Street in Raleigh, North Carolina. The Holiday Inn Brownstone was built in 1971 as an independent property and operated as a Hilton for 20 years. MHI Hotels Services and its affiliates have managed the Holiday Inn Brownstone since 1999. The hotel is expected to be renovated in the latter half of 2010 and first half of 2011 and we anticipate will be relicensed with a national franchise company.

The hotel leases land adjacent to the hotel for use as a parking lot. The lease provides for annual rent of $76,104 and expires in August 2016 with options to renew for up to three additional 10-year periods with an option to purchase the leased property at fair market value at the end of the original lease term in August 2016, subject to payment of an annual fee of $9,000 and other conditions.

Key Highlights and Demand Generators. The Holiday Inn Brownstone generates transient business demand from corporate and government related entities. The top five accounts by revenue for 2009 were North Carolina State University, Partners in Team Travel, NC American Waterworks Association, Southern States Cooperative and NC Waterworks Operators Association. Group business demand is generated through these entities and additionally through conventions, North Carolina State University special events (sports and educational), youth sporting events, state association meetings and government training. Weddings, special events, and religious celebrations generate leisure demand for this property. We believe the hotel’s strong ties to North Carolina State University and the expansion of the downtown convention center provide for opportunities in RevPAR growth.

Guest Rooms. The hotel is comprised of 187 guest rooms in an eight-story building. The property site is also improved with 18 additional and separate apartment suites. All rooms are equipped with high-speed internet access.

Food and Beverage. Ledo Pizza and Pasta Restaurant is a regional franchise and offers quality Italian fare at moderate prices. Ledo Sports Bar adjoins the main dining area.

Other Amenities. Other amenities include an outdoor swimming pool, complimentary on-site fitness facility, access to the YMCA, and 15,000 square feet of meeting space in the hotel.

Competition. Competition includes Sheraton, Hilton and Clarion.

Operating and Occupancy Information. The following table shows certain historical information regarding the Holiday Inn Brownstone.

Year End	2009	2008	2007	2006	2005
Room Revenue	$3,527,654	$4,310,289	$4,003,543	$3,782,076	$3,488,724
ADR	$82.91	$90.59	$87.32	$82.55	$79.67
Occupancy %	62.3%	69.5%	67.2%	67.1%	64.2%
RevPAR	$51.68	$62.98	$58.65	$55.41	$51.11

Joint venture properties.

Crowne Plaza Hollywood Beach Resort. The Crowne Plaza Hollywood Beach Resort Hotel opened in September 2007 is owned through a joint venture with Carlyle. A winner of the InterContinental Hotels Group 2008 Renovation Award, the resort is centrally located to enjoy both the Intracoastal Waterway and Atlantic Ocean access.

Key Highlights and Demand Generators. The Crowne Plaza Hollywood Beach Resort is located in a high growth area in close proximity to both Fort Lauderdale and Miami. The hotel is situated near the Hollywood Conference Center, Gulfstream Park, Hard Rock Casino, Landmark Stadium home to Miami’s NFL and MLB teams, as well as South Florida’s famous beaches and nightlife.

Guest Rooms. The Crowne Plaza Hollywood Beach Resort features 311 luxury guestrooms and suites with upscale resort-style amenities.

Food and Beverage. The resort offers two dining options and a coffee bar on the premises. With seating both inside and outside the resort, Elements Bistro serves an Asian/Caribbean fused menu for breakfast, lunch and dinner. The poolside Lava Tiki Bar & Grille offers hearty bar food and signature cocktails. Located in the resort lobby, the Cool Beans Coffee Bar has a full selection of Starbucks coffees.

Other Amenities. The resort also has a health and fitness center, gift shop, business center, outdoor open-air infinity-edge pool overlooking the Intracoastal Waterway, and 10,000 square feet of full-service banquet and meeting space.

Competition. Competitive hotels include Sheraton, Doubletree, Renaissance, Marriott and Le Meridien.

Operating and Occupancy Information. The following table shows certain historical information, from the date of purchase, regarding the Crowne Plaza Hollywood Beach Resort.

Year End	2009	2008
Room Revenue	$13,562,017	$11,415,164
ADR	$170.46	$189.26
Occupancy %	70.1%	68.5%
RevPAR	$119.47	$129.68

Leasehold interests.

Shell Island Resort . The Shell Island Resort is located on the beach, seven miles from the Wilmington International Airport at 2700 North Lumina Avenue on the northernmost end of Wrightsville Beach, North Carolina. Shell Island Resort was built in 1986. Its 169 suites all have Atlantic Ocean views as well as unimpeded views of the marsh and Intracoastal Waterway. Immediately north of the resort is a half mile of wildlife sanctuary and beach. Shell Island Resort is located near shopping, dining and historic downtown Wilmington.

Shell Island Resort is primarily a leisure destination with the majority of its business generated from guests from the Raleigh, Greensboro and Charlotte markets. Group demand is generated through state associations, University of North Carolina at Wilmington and local social activities. Wrightsville Beach is an upscale and primarily residential leisure destination, and we believe there is minimal opportunity for new development. The property competes strongly in the upscale full-service hotel sector.

Shell Island Resort is a condominium hotel and its 169 condominium suites are owned by individual owners. The common areas are owned by the condominium homeowners’ association. We own two leasehold interests in the Shell Island Resort, which were purchased for $3.5 million with the proceeds of the initial public offering. One lease, which we refer to as the service area lease, relates to the restaurant, kitchens, meeting rooms, ballroom, laundry, maintenance shop, offices and certain maid closets. The second lease, which we refer to the common area lease, relates to the resort’s common areas and includes the lobby, swimming pools, outdoor café, front desk, back office, gift shop, certain storage areas, and ingress and egress throughout the building. Our operating partnership entered into sublease arrangements to sublease our entire leasehold interests in the property at Shell Island to affiliates of our management company. The management company operates the property as a hotel and manages a rental program for the benefit of the condominium unit owners. Our operating partnership receives fixed annual rent and incurs annual lease expenses in connection with the subleases of such property.

We acquired the service area lease for approximately $0.5 million. This lease commenced on May 13, 2003, as amended by a lease addendum on July 31, 2004, with a term of five years and was extended and modified effective June 1, 2009. The lease extension and modification agreement, which extends the lease for three years and seven months until December 31, 2011, may be renewed for an additional two-year period and provides for rent of $155,000 per annum. The lease provides for an automatic extension in the event that one or more named tropical storms within a given year cause a significant impact on room revenues collected by the operator of the condominium suite rental program.

We acquired the common area lease for approximately $3.0 million. This lease commenced December 31, 1993 and the first term expired on December 31, 2003. The five year renewal option was exercised and the original lease terminated at the end of the renewal period. A new lease agreement, which commenced January 1, 2009, expires on December 31, 2011 and may be renewed for an additional two-year period. It provides for rent of $40,000 per annum. The lease provides for an automatic extension in the event that one or more named tropical storms within a given year cause a significant impact on room revenues collected by the operator of the condominium suite rental program.

We pay total annual rent of $195,000 for both the service area lease and the common area lease. We entered into sublease agreements with MHI Hotels Services and receive fixed annual rent in the amount of $640,000 for both Shell Island resort leases. Other expenses associated with the leases, including utilities and maintenance, are paid by MHI Hotels Services. MHI Hotels Services operates the condominium suite rental program, but we do not receive any revenues from the rental of the condominium suites. In the event either of the subleases or the prime leases terminate prior to ten years from the closing of our initial public offering, MHI Hotels Services has agreed to reimburse us for a portion of the payments made upon the assignment of the initial prime leases to us. These payments, which will be based upon the unexpired portion of the ten year term, will be made over a three year period or such longer period as may be necessary to permit us to comply with applicable federal income tax requirements attendant to our status as a REIT.

We acquired the leasehold interests in Shell Island Resort because we believe these leasehold interests will increase our cash flow. Due to the federal tax regulations attendant to maintaining our status as a REIT, we are prohibited from directly operating or managing our interests in the Shell Island Resort. Thus, the sublease arrangements provide us with the ability to benefit from the economics of the existing leasehold interests in Shell Island, while at the same time maintaining compliance with the tax limitations placed upon REITs.

The leases with the condominium homeowners’ association can be terminated if MHI Hotels Services ceases to serve as rental agent for at least 80 of the condominium suites (currently MHI Hotels Services manages the rental programs for 169 of the condominium suites).

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2004. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90.0% of our taxable income (excluding net capital gains) to our stockholders. We have adhered to these requirements each taxable year since our formation in 2004, and intend to continue to adhere to these requirements and maintain our qualification for taxation as a REIT. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income that is distributed to stockholders. If we fail to qualify for taxation as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and we would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us. We are involved in routine litigation arising out of the ordinary course of business, all of which is expected to be covered by insurance, and none of which is expected to have a material impact on our financial condition or results of operations.

Environmental Matters

In connection with the ownership and operation of the hotels, we are subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under, or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner’s ability to borrow using such property as collateral. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. The costs of remediation or removal of such substances may be substantial, and the presence of such substances may adversely affect the owner’s ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of the hotels, we may be potentially liable for such costs.

We believe that our hotels are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our present hotel properties.

Employees

As of June 7, 2010, we employed ten persons, seven of whom work at our corporate office in Williamsburg, Virginia, two of whom work in our offices in Rockville, Maryland, and one of whom is engaged in overseeing the completion of renovations at one of our properties. All persons employed in the day-to-day operations of the hotels are employees of MHI Hotels Services, the management company engaged by our TRS Lessee to operate such hotels.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We invest principally in full-service upscale and upper upscale hotels located in the primary markets of the Mid-Atlantic and Southern United States. We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our primary investment objectives are to enhance stockholder value over time by improving the operating results of our initial properties and by identifying, acquiring and repositioning additional hotel properties that we expect to generate enhanced revenue, improved cash flow performance and long-term appreciation.

There are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or facility type. Our policy is to acquire assets primarily for income and long-term appreciation.

Additional criteria with respect to our hotel investments are described in the section entitled “Our Business and Properties – Our Strategy and Investment Criteria” in this prospectus.

Investments in Mortgages, Structured Financings and Other Lending Policies

In sourcing acquisitions for our core turnaround growth strategy, we may pursue investments in debt instruments that are collateralized by underperforming hotel properties. In certain circumstances, we believe that owning these debt instruments is a way to (i) ultimately acquire the underlying real estate asset and (ii) provide a non-dilutive current return to our stockholders in the form of interest payments derived from the ownership of the debt. Our principal goal in pursuing distressed debt opportunities is ultimately to acquire the underlying real estate. By owning the debt, we believe that we may be in a position to acquire deeds to properties that fit our investment criteria in lieu of foreclosures. We do not have a policy limiting our ability to invest in loans secured by properties or to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

We may, from time to time, undertake a significant renovation and rehabilitation project and chose to structure such acquisitions as a joint venture, or mezzanine lending program, in order to avoid severe short-term dilution and loss of current income. For information concerning our joint venture or mezzanine lending opportunities, please see the section entitled “Our Business and Properties – Our Strategy and Investment Criteria” in this prospectus.

We may also invest in securities of other issuers in connection with acquisitions of indirect interests in properties, which we expect will typically be general or limited partnership interests in special purpose partnerships that own properties. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

Although we have no current plans to dispose of properties within our portfolio, we will consider doing so, subject to REIT qualification and prohibited transaction rules, if our management determines that a sale of a property would be in our best interests based on the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale. When a property no longer fits with our investment objectives, we will pursue traditional and non-traditional means of disposal. For further information concerning our asset disposition strategy, please see the section entitled “Our Business and Properties – Our Strategy and Investment Criteria” in this prospectus. For a discussion of the implications of disposing of certain of our properties, see the section entitled “Risk Factors” in this prospectus.

Financing Policies

At March 31, 2010, we had total loans, mortgage and secured indebtedness of approximately $152.4 million, which we estimate was between 60.0% and 65.0% of the fair market value of our assets, and which is in excess of our targeted debt levels of 45.0% to 55.0% of total assets. As of March 31, 2010, we have approximately $75.2 million drawn on our secured credit agreement, which we have used for general corporate purposes, including the following:

•	funding of investments;

•	funding of hotel renovations and improvements;

•	payment of distributions to stockholders;

•	working capital needs; and

•	any other payments deemed necessary or desirable by senior management and approved by the lender.

We consider a number of factors when evaluating our level of indebtedness and making financial decisions, including, among others, the following:

•	the interest rate of the proposed financing;

•	prepayment penalties and restrictions on refinancing;

•	the purchase price of properties we acquire with debt financing;

•	our long-term objectives with respect to the financing;

•	our target investment returns;

•	the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

•	overall level of consolidated indebtedness;

•	timing of debt and lease maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate credit ratios including debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

•	the overall ratio of fixed- and variable-rate debt.

Equity Capital Policies

Subject to applicable law and the requirements for listed companies on NASDAQ, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional stock issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common stock in connection with acquisitions. We also may issue units in connection with acquisitions of property.

Our board of directors may authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common stock or otherwise might be in their best interests. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

Our stockholders have had the opportunity since June 2006 to participate in a dividend reinvestment plan (the “DRIP”) sponsored and administered by American Stock Transfer & Trust Company (“AST”) which allows them to acquire additional shares of our common stock by automatically reinvesting their cash dividends. The additional shares are purchased on the open market by the DRIP administrator. The share price of stock acquired pursuant to the DRIP is the average price of all shares purchased with the reinvested distributions by the DRIP administrator on behalf of all DRIP participants relating to a particular distribution by us. The DRIP administrator charges participants under the DRIP commissions and other fees according to the fee schedule provided by AST in connection with any acquisition of shares. We do not subsidize or otherwise provide any discount to DRIP participants in connection with the acquisition of shares of common stock under the DRIP. Stockholders who do not participate in the DRIP continue to receive cash distributions as declared.

Conflicts of Interest Policy

Our current board of directors consists of Andrew M. Sims, General Anthony C. Zinni, Kim E. Sims, Christopher L. Sims, Edward S. Stein, James P. O’Hanlon and J. Paul Carey.

MHI Hotels Services is owned and controlled by members of the Sims family, including Andrew Sims, our chairman, president and chief executive officer, Kim Sims and Christopher Sims, who serve on our board of directors, William Zaiser, our executive vice president and chief financial officer, and Steven Smith who is the Executive Vice President of MHI Hotels Services. MHI Hotels Services manages our hotel properties. In addition, unless a majority of independent directors concludes otherwise, MHI Hotels Services has a right of first offer to manage hotels we acquire in the future, subject to certain exceptions, and receives substantial management fees based on the revenues and operating profit of our hotels. Our management agreements with MHI Hotels Services, including the financial terms thereof, were not negotiated on an arm’s-length basis and may be less favorable to us than we could have obtained from third parties. See the “Risk Factors – Risks Related to Conflicts of Interest of Our Officers and Directors” section of this prospectus and the “Certain Relationships and Related Party Transactions” section of our Definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, filed pursuant to Regulation 14A under the Exchange Act on March 24, 2010.

Our bylaws require that certain transactions between us and any of our directors, officers or employees must be approved by a majority of our disinterested directors, and we have adopted polices designed to reduce potential conflicts of interest in accordance with our bylaws. Additionally, our Nominating, Corporate Governance and Compensation Committee, which is composed entirely of independent directors, oversees risks associated with conflicts of interest. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts. See “Risk Factors – Risks Related to Conflicts of Interest of Our Officers and Directors” section of this prospectus. Neither our charter or bylaws, nor any of our policies, restrict any of our directors, officers, stockholders or affiliates from conducting, for their own account, or on behalf of others, business activities of the type we conduct. Pursuant to employment agreements entered into with our chief executive officer, chief financial officer and chief operating officer, such individuals have agreed not to solicit certain of our employees or engage in certain competitive activities with us.

The MGCL provides that a contract or other transaction between a corporation and any of that corporation’s directors or any other entity in which that director is also a director or has a material financial interest is not void or voidable solely on the grounds of (i) the common directorship or interest, (ii) the fact that the director was present at the meeting at which the contract or transaction is approved or (iii) the fact that the director’s vote was counted in favor of the contract or transaction, if:

•

the fact of the common directorship or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of stock owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

Reporting Policies

Pursuant to the requirements of the Securities Exchange Act of 1934, we file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. We make available to our stockholders audited annual financial statements and annual reports through our website located at www.MHIHospitality.com. The information contained in or accessed through our website is not part of and is not incorporated into this prospectus.

EXECUTIVE OFFICERS AND DIRECTORS

The names, ages and positions of our current directors and executive officers are set forth below:

Name	Age	Position with the Company	Director/ Officer Since
Andrew M. Sims	53	Chairman of the Board of Directors, President and Chief Executive Officer	2004
William J. Zaiser	64	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	2004
David R. Folsom	45	Executive Vice President and Chief Operating Officer	2006
Anthony E. Domalski	48	Vice President and Chief Accounting Officer	2005
Patrick V. Fiel, Jr.	35	Vice President and General Counsel	2010
J. Paul Carey	51	Director	2004
James P. O’Hanlon	66	Director	2007
Christopher L. Sims	51	Director	2004
Kim E. Sims	55	Director	2004
Edward S. Stein	63	Director	2004
Anthony C. Zinni	66	Director	2004

Executive Officers

Set forth below is biographical information for our executive officers.

Andrew M. Sims is our president, chief executive officer and chairman of the board and has served in such capacity since our inception in August 2004. He served as President of MHI Hotels Services from 1995 until August 2004 after serving for seven years as Vice President of Finance and Development. As President of MHI Hotels Services, Mr. Sims oversaw company operations as well as the areas of accounting and finance, marketing, development and franchise relations. Andrew Sims is the brother of directors Kim and Christopher Sims. Mr. Sims serves as a director of MHI Hotels Services. Mr. Sims has a bachelor of science degree in commerce from Washington & Lee University.

The board of directors concluded that Mr. Sims has the relevant professional experience and skills to serve as director of the company because he has spent over thirty years in the hospitality industry and has experience operating, developing and owning hotel properties. Mr. Sims has held several positions in hotel management, including general manager and president of the hotel management company, MHI Hotel Services. Most recently, as chief executive officer, Mr. Sims has developed and expanded the company’s hotel portfolio and managed franchise, banking and third party service-provider relations. Mr. Sims’ employment agreement with us provides that we must nominate him to serve as a director.

William J. Zaiser is our executive vice president, chief financial officer, treasurer and corporate secretary, positions he has held since our inception in August 2004. A certified public accountant licensed in the State of Maryland, he is responsible for financial analysis, cash management, insurance, investment and financial reporting. Mr. Zaiser began his career with MHI Hotels Services as a computer consultant, and became the first corporate controller for MHI Hotels Services. In 1990, he was elected to the board of directors and was promoted to Vice President of Accounting, a position he held until August 2004. As Vice President of Accounting, Mr. Zaiser was responsible for financial analysis, cash management, insurance, investment and financial reporting. Before joining the hospitality industry, Mr. Zaiser was an instructor of mathematics at the University of Maryland, Montgomery College, and several area high schools. Mr. Zaiser is a member of the American Institute of Certified Public Accountants and the Hospitality Financial and Technology Professionals. Mr. Zaiser received a master of arts degree in applied mathematics from the University of Maryland and a bachelor of arts degree in mathematics and physics from Ohio Wesleyan University.

David R. Folsom is our executive vice president and chief operating officer. He was appointed to that position in January 2006. Mr. Folsom assists the chief executive officer in the execution of our strategic business plan and coordinates our capital raising and borrowing efforts, as well as sourcing and conducting due diligence on potential acquisitions to facilitate the company’s growth. Prior to joining our company, Mr. Folsom was Vice President of Paragon Real Estate, a Cleveland-based early stage real estate venture focusing on distressed multi-family assets in 2005. From 2001 to 2005, he was an investment banker with BB&T Capital Markets, where he served in the Real Estate Securities Group and Debt Capital Markets Groups. While at BB&T, Mr. Folsom participated in over 70 equity, debt and preferred stock underwritings, as well as financial advisory transactions across many industries. He was a member of the lead underwriting team that took our company public in 2004. Mr. Folsom served as a commissioned officer in the U.S. Marine Corps, is a graduate of the U.S. Naval Academy, and received a master of business administration degree from Georgetown University.

Anthony E. Domalski is our vice-president and chief accounting officer. He joined our company in May 2005 and was appointed an officer by the board of directors in July 2006. A certified public accountant, he is responsible for financial and tax reporting. From 2001 to 2005, Mr. Domalski served as Chief Financial Officer for SwissFone, Inc., a Washington, DC based telecommunications company, where he assisted in a management-led buyout of the U.S. international wholesale division from Swisscom, AG. Prior to his tenure at SwissFone, Inc., Mr. Domalski held several other senior financial positions in the telecommunications and hospitality industry and spent nine years at a local public accounting firm. Mr. Domalski is a member of the American Institute of Certified Public Accountants. Mr. Domalski received bachelor of science degree in accounting and finance from the University of Maryland.

Patrick V. Fiel, Jr., is our vice president and general counsel. He was appointed to that position in June 2010. Mr. Fiel is responsible for overseeing the Company’s legal and corporate compliance requirements. Prior to joining us, from 2008 to 2009, he acted as Assistant General Counsel for Bank of America Corporation. While at Bank of America, Mr. Fiel provided legal coverage for the Global Corporate & Investment Banking, Global Mortgage Products and Corporate Treasury groups, and specifically advised in the areas of mortgage finance, structured products and securitization. Prior to his tenure at Bank of America, from 2005 to 2008, Mr. Fiel was an associate at the law firm of Hunton & Williams LLP, where he specialized in capital markets and structured finance transactions. Mr. Fiel was also an associate at the law firm of Lewis, King, Krieg, & Waldrop, P. C., from 2004 to 2005. Mr. Fiel received a bachelor of science degree from the College of William and Mary and a juris doctor degree, with a concentration in business transactions, from the University of Tennessee College of Law, where he was Editor-in-Chief of the Tennessee Journal of Business Law.

Directors

Set forth below is biographical information for our directors who are not executive officers.

J. Paul Carey became a director prior to completion of the initial public offering in December 2004 and serves as the chairman of the audit committee and as audit committee financial expert. Mr. Carey is currently the Managing Partner for JPT Partners, a privately held investment partnership created to acquire and manage transaction-processing companies in the education and financial services industry, a position he has held since October 2003. Prior to his position with JPT Partners, Mr. Carey served as the Chief Executive Officer of Enumerate Solutions, Inc., a venture backed software company, from November 2001 until October 2003. Mr. Carey also served as the Executive Vice President for Sallie Mae and was responsible for financial reporting from August 1997 to April 2001, and as a partner with LCL Ltd., a financial advisory management and investment firm, from March 1993 to August 1997. He serves on the Board of Trustees of the Stone Ridge School. Mr. Carey also serves on the board of directors of Campus Partners, a leading processor of campus based student loans. Mr. Carey received a master of business administration degree from the University of Maryland and a bachelor of science degree from The Catholic University of America.

The board of directors concluded that Mr. Carey has the relevant professional experience and skills to serve as director of the company because of his significant financial expertise. Mr. Carey has twenty-six years of experience in finance and financial services, holding principal executive officer positions in financial reporting, financial planning and analysis, budgeting, asset-liability management and other areas of financial management. During his tenure at Sallie Mae, in addition to financial reporting, Mr. Carey was responsible for all investor and regulatory relations and management.

James P. O’Hanlon became a director in March 2007 and serves on the Nominating, Compensation and Corporate Governance Committee, or NC&C Committee, as well as the audit committee. Mr. O’Hanlon retired from Dominion Energy in January 2003 after serving as President and Chief Operating Officer for three years. He previously served as Chief Operating Officer of Dominion Generation, a generating unit of Dominion Resources, upon its formation in May 1999. Prior to his employment with Dominion Generation, Mr. O’Hanlon was with a subsidiary of Virginia Power since 1989 and served as Vice President-Nuclear Services, Vice President-Nuclear Operations and subsequently, Senior Vice President-Nuclear. He is a Captain (retired) in the U.S. Naval Reserves. Since 2003, Mr. O’Hanlon has provided consulting services in the areas of management appraisals, budget reviews, and safety assessments. Mr. O’Hanlon received a bachelor of science degree in Marine Engineering from the United States Naval Academy and completed studies in nuclear engineering at the U.S. Naval Nuclear Power School. He has also pursued postgraduate studies at Penn State University and the University of Virginia, Darden School of Business.

The board of directors concluded that Mr. O’Hanlon has the relevant professional experience and skills to serve as director of the company because of his corporate leadership as president and chief operating officer at one of the nation’s largest energy generation companies. Mr. O’Hanlon’s former positions provide a practical background of business and technical experience while serving in executive, management, and supervisory positions.

Christopher L. Sims became a director upon completion of our initial public offering in December 2004 and is an officer and director of MHI Hotels Services. He joined MHI Hotels Services in 1981 first as sales and general manager for the Best Western Maryland Inn in College Park until his promotion in 1988 to Vice President of Sales and Marketing. He is currently Executive Vice President of Sales and Marketing of MHI Hotels Services. He is a member of the board of directors of the Prince George’s Conference and Visitors Bureau and a member of Hospitality Sales and Marketing Association International. Christopher Sims is the brother of Andrew and Kim Sims. Mr. Sims has a bachelor of science degree in economics from Hampden-Sydney College.

The board of directors concluded that Mr. Sims has the relevant professional experience and skills to serve as a director of the company because of his almost thirty years of leadership experience in the hospitality industry. As the Executive Vice-President of Sales and Marketing of MHI Hotels Services, Mr. Sims is responsible for approximately $100.0 million of MHI Hotels Services’ annual revenue. His career-long experience in hospitality industry sales and marketing enhances the understanding of the board of directors with respect to the markets in which our hotels are located and the competitive position of our properties.

Kim E. Sims became a director upon completion of our initial public offering December 2004 and is the President and a director of MHI Hotels Services, a position he has held since December 2004. Mr. Sims served as Executive Vice President of Operations of MHI Hotels Services from 1995 until 2004 and has provided thirty years of service at MHI Hotels Services. He has a bachelor of science degree in commerce from Washington & Lee University. Kim Sims is the brother of Andrew and Christopher Sims.

The board of directors concluded that Mr. Sims has the relevant professional experience and skills to serve as director of the company because of his more than thirty year experience in hotel management and operations. As president of MHI Hotels Services, Mr. Sims has an expertise in the hospitality industry that enhances the dialogue of the board of directors. Under the terms of our strategic alliance agreement, MHI Hotels Services has the right to nominate one person for election to our board of directors at each annual meeting of stockholders for so long as Andrew Sims, Kim Sims, Christopher Sims and their affiliates and families own not less than 1.5 million units or shares of our common stock. MHI Hotels Services’ nominee for director is Kim Sims.

Edward S. Stein became a director upon completion of our initial public offering in December 2004 and is chairman of the NC&C Committee and is a member of the audit committee. He is a founding partner of the Norfolk, Virginia law firm of Weinberg and Stein. Mr. Stein has practiced law in the areas of real estate, estate planning, probate, corporate law, business law and licensing since 1974. He is admitted to the Virginia Bar and is a member of the Norfolk and Portsmouth, Virginia Bar Associations. Mr. Stein received a bachelor of arts degree from Harvard University and a juris doctor degree from the University of Virginia School of Law.

The board of directors concluded that Mr. Stein has the relevant professional experience and skills to serve as director of the company because he has spent thirty-five years practicing business, tax, and corporate law and had served effectively as counsel for fourteen years to MHI Hotels Services. Mr. Stein also has developed and rehabilitated real estate and has experience in venture capital transactions.

General Anthony C. Zinni became a director in December 2004 upon completion of our initial public offering and is a member of the NC&C Committee. General Zinni has been a director at BAE Systems since 2001and served as Chief Executive Officer on an interim basis during 2009. General Zinni also served as a director of DynCorp International from 2006-2008 and served as the Executive Vice President of DynCorp International from July 2008-December 2008. He retired from the U.S. Marine Corps after 39 years of service in October 2000. During his military career, General Zinni served as the Commanding General, First Marine Expeditionary Force from 1994 to 1996, and as Commander-in-Chief, U.S. Central Command from 1997 to 2000. General Zinni has participated in numerous humanitarian operations and Presidential diplomatic missions. In November 2001, General Zinni was appointed senior adviser and U.S. envoy to the Middle East by Secretary of State Colin Powell. Since November 2000, General Zinni has consulted in the areas of defense, military, national security, foreign policy and regional issues. Since 2008, he has served as a professor at Cornell University. In 2008, he also served as a professor at Duke University. General Zinni received a bachelor of arts degree in economics from Villanova University. He also earned a master of arts degree in international relations from Salve Regina College, a master of science degree in management and supervision from Central Michigan University, and honorary doctorate degrees from both William and Mary College and the Marine Maritime Academy.

The board of directors concluded that General Zinni has the relevant professional experience and skills to serve as director of the company because he is a skilled and experienced leader who has a strong background in corporate governance. General Zinni’s leadership experience includes almost forty years in the U.S. Marine Corps and, most recently, as a director and executive officer of BAE Systems and DynCorp International, two large global security and defense public companies. General Zinni has served on four private company boards in addition to his public company board involvement.

The Definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, filed pursuant to Regulation 14A under the Exchange Act on March 24, 2010, is incorporated herein by reference.

EXECUTIVE COMPENSATION

The NC&C Committee is responsible for developing our policies relating to compensation and benefits, determining compensation for, and evaluating the performance of, certain of our executive officers, and administering our Long-Term Incentive Plan. The NC&C Committee determines compensation for our three most highly paid executive officers: the president and chief executive officer, the executive vice-president and chief financial officer, and the executive vice-president and chief operating officer. We refer to these three executive officers as our principal executive officers.

The NC&C Committee’s principal objective in establishing compensation policies is to develop and administer a comprehensive program designed to attract and retain outstanding managers. The NC&C Committee’s guidelines for compensation of our principal executive officers are designed to provide fair and competitive levels of total compensation, while linking elements of compensation with performance. A further objective of our compensation policies is to provide incentives and reward each principal executive officer for his contribution to our company. To that end, the NC&C Committee believes executive compensation packages provided by us to the principal executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

Elements of our Compensation Plan

Elements of compensation for our principal executive officers consist principally of base salary, performance bonuses and awards of shares of restricted common stock under our Long-Term Incentive Plan. In determining each element of compensation for each principal executive officer, the NC&C Committee primarily considers:

•	market data relating to an identified peer group;

•	company performance in light of specified goals and guidance;

•	recommendations of the chief executive officer;

•	individual performance of the executive; and

•	the terms of each executive officer’s employment agreement.

Base Salary

The original base salary amounts of the principal executive officers were provided for in their employment agreements and are subject to adjustment pursuant to the terms of those agreements. In setting base salaries, and annually considering adjustments, the NC&C Committee uses an evaluation process considering the officer’s position, level and scope of responsibility and an evaluation of base salaries and other benefits of other executive officers of comparable companies, including an analysis of our company’s current operating results.

Cash Bonus Plan

Under our employment agreements with the principal executive officers, each principal executive officer is eligible to receive a bonus in amounts between 20%-30% of base salary. The NC&C Committee has reviewed these agreements and has determined in the best interests of the company to structure a cash bonus plan that may award above or below the 20%-30% range indicated in the agreements subject to consideration of the following metrics:

•	achieving our goal for FFO;

•	stock performance relative to our company peer group; and

•	realizing personal and other company goals established by our board of directors based on recommendations from our chief executive officer.

The NC&C Committee has determined that for 2010, the annual target bonus for our chief executive officer will be $100,000 and the annual target bonus for each of our chief financial officer and our chief operating officer will be $50,000.

Long-Term Stock Bonus Program

The NC&C Committee formulated, and the board of directors adopted, a Long Term Stock Bonus Program, as amended, for the five year period 2007-2011, which is implemented in conjunction with our Long-Term Incentive Plan, discussed below. Currently, the program covers our chief executive officer, our executive vice-president and chief financial officer, and our executive vice president and chief operating officer. When the Long-Term Stock Bonus Program was established, the NC&C Committee determined the appropriate target amounts of stock awards for each principal executive officer by reviewing market data relating to compensation programs for senior executives in our peer group. At that time, the NC&C Committee confirmed they had identified appropriate targets and metrics with its compensation consultants, HVS Executive Search.

On February 1, 2010, the board of directors amended the Long-Term Stock Bonus Program as applied to Mr. Sims’ annual target stock bonus wherein the annual target amount was increased as described below.

The Long-Term Stock Bonus Program covers a five-year period, with annual targets of 15,000 shares for award to our chief executive officer, 4,000 shares for award to our executive vice president and chief financial officer and 2,000 shares for award to our executive vice president and chief operating officer. For Mr. Sims, 5,000 of those shares will be deemed earned each year if Mr. Sims has been continuously employed by us for the full year. For Messrs. Zaiser and Folsom, fifty percent of the targeted amount of shares will be deemed earned each year if the principal executive officer has been continuously employed by us for the full year. The remaining shares for Mr. Sims and fifty percent of the shares for Messrs Zaiser and Folsom each year may be awarded based on our and/or the principal executive officer’s performance in four areas:

•	FFO, as compared with projections;

•	shareholder return for the year as compared with our peer group;

•	absolute shareholder return, comprised of stock appreciation from the first of each year, together with dividends paid during the year, with 12% as the annual target; and

•	a subjective determination of the achievement of individual goals.

Tax Considerations

Section 162(m) of the Code generally sets a limit of $1.0 million on the amount of annual compensation paid to an executive officer (other than certain enumerated categories of compensation, including performance-based compensation) that may be deducted by a publicly-held company. It is the policy of the board of directors and the NC&C Committee to seek to qualify executive compensation for deductibility to the extent that such policy is consistent with our overall objectives and executive compensation policy. None of the executive officers received compensation in 2009 in excess of the limits imposed under Section 162(m).

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by Messrs. Sims, Zaiser and Folsom during the past two fiscal years.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)			All Other Compensation ($)			Total ($)
Andrew M. Sims, President and CEO	2009 2008	$ $	282,984 277,420	$ $	75,000 20,000	$ $	18,315 7,000	(1) (2)	$ $	10,955 10,355	(3) (4)	$ $	387,254 314,775

William J. Zaiser, CFO, Executive Vice President and Secretary	2009 2008	$ $	200,902 196,950	$ $	50,250 15,000	$ $	9,158 3,360	(1) (2)	$ $	11,570 11,715	(3) (4)	$ $	271,880 227,025

David R. Folsom, COO, Executive Vice President	2009 2008	$ $	168,688 165,360	$ $	47,320 15,000	$ $	4,554 1,750	(1) (2)	$ $	11,072 12,615	(3) (4)	$ $	231,634 194,725

(1)	Represents the dollar value of restricted stock awards calculated by multiplying the closing market price of our common stock of $1.98 on February 8, 2010, the date of the grant, as reported on NASDAQ, by the number of shares of restricted stock awarded. The stock awards were accounted for in 2009.
(2)	Represents the dollar value of restricted stock awards calculated by multiplying the closing market price of our common stock of $1.40 on February 9, 2009, the date of the grant, as reported on NASDAQ, by the number of shares of restricted stock awarded. The stock awards were accounted for in 2008.
(3)	Includes our contributions to the 401(k) plan in the amount of $9,800 for Mr. Sims, $9,055 for Mr. Zaiser and $7,657 for Mr. Folsom in 2009. Also includes insurance premiums paid by us for life insurance policies for the principal executive officers in the amount of $1,155 for Mr. Sims, $2,515 for Mr. Zaiser and $3,415 for Mr. Folsom in 2008.
(4)	Includes our contributions to the 401(k) plan in the amount of $9,200 for Mr. Sims, $9,200 for Mr. Zaiser and $9,200 for Mr. Folsom in 2008. Also includes insurance premiums paid by us for life insurance policies for the principal executive officers in the amount of $1,155 for Mr. Sims, $2,515 for Mr. Zaiser and $3,415 for Mr. Folsom in 2008.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity awards for Mr. Folsom as of December 31, 2009.

Name and Principal Position(1)	Number of shares of stock that have not vested (#)(2)		Market value of shares that have not vested ($)
David R. Folsom COO, Executive Vice President	14,000	(3)	$28,420	(4)

(1)	Pursuant to Mr. Andrew Sims’ Employment Agreement with us dated as of January 1, 2010, Mr. Sims was issued 15,000 shares on February 1, 2010 which will vest and become transferable on January 1, 2011 subject to certain performance criteria set forth in the company’s Long Term Stock Bonus Program.
(2)	The number of shares and per share and per unit information does not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.
(3)	Pursuant to Mr. Folsom’s Employment Agreement with us dated January 9, 2006, as amended on January 1, 2008, Mr. Folsom was issued 14,000 shares on January 1, 2008 which will vest and become transferable on January 1, 2011, subject to the termination provisions of the amended agreement.
(4)	Represents the dollar value of shares of stock that have not vested calculated by multiplying the closing market price of our common stock of $2.03 on December 31, 2009, as reported on NASDAQ, by the number of shares that have not vested.

No other compensation has been awarded to, earned by, or paid to any of our executive officers which is required to be reported in the above tables.

2009 Base Salary

For 2009, each executive officer received a 2% increase to his base salary over 2008. For 2010, each executive officer received a 3% increase to his base salary over 2009, in addition to the base salary increases pursuant to the employment agreements of Messrs. Sims and Zaiser.

2009 Bonuses Awarded

The NC&C Committee awarded cash bonuses to the principal executive officers for fiscal year 2009 of $75,000, $50,250 and $47,320 to Messrs. Sims, Zaiser and Folsom, respectively. In making its decisions, the NC&C Committee considered the factors described above under the caption “Cash Bonus Program.”

Stock Awards Granted

Pursuant to the Long-Term Stock Bonus Program, the NC&C Committee awarded shares of our company’s stock to the principal executive officers for fiscal year 2009 of 9,250, 4,625 and 2,300 vested shares to Messrs. Sims, Zaiser and Folsom, respectively, based on performance in fiscal year 2009. In making its decision, the NC&C Committee considered the factors described above under the caption “Long-Term Stock Bonus Program.”

Employment Agreements

Both Mr. Sims and Mr. Zaiser entered into new employment agreements with us effective January 1, 2010. Mr. Sims’ employment agreement has an initial term ending on December 31, 2014 and Mr. Zaiser’s employment agreement has an initial term ending on December 31, 2012. Thereafter, the terms of each of these employment agreements will be extended for an additional year, on each anniversary of the commencement date of the agreements, unless either party gives one hundred eighty (180) days prior written notice that the term will not be extended.

The employment agreements provide for their annual salary and possible additional compensation in the form of cash bonus and restricted stock awards. Each principal executive officer will receive customary benefits, including a term life insurance policy of $1 million and disability insurance in an amount so that each will receive the same monthly payments as under his respective employment agreement in the event of his disability. As described below, the employment agreements provide these officers with severance benefits if their employment ends under certain circumstances including a change in control. We believe that the agreements will benefit us by helping to retain the principal executive officers and by allowing them to focus on their duties without the distraction of the concern for their personal situations in the event of a possible change in control of our company.

Mr. Sims’ employment agreement with us provides that we must nominate him to serve as a member of our board of directors, must include him in the proxy materials delivered to stockholders in connection with a stockholder meeting to elect directors, and recommend him for election, and must continue to nominate and recommend him for election to our board for so long as he serves as our president and chief executive officer; subject, however, to the determination of our NC&C Committee that he satisfies the standards established for service on our board of directors. If Mr. Sims fails to be nominated to our board of directors or is involuntarily removed from our board of directors, other than for cause or vote by the stockholders, he will receive, among other things, a severance payment equal to three times his combined salary base and actual bonus compensation for the preceding fiscal year, plus indemnification for tax on such amounts.

Each of these principal executive officers will be entitled to receive benefits under his respective employment agreement if we terminate the executive’s employment without cause or the executive resigns with good reason or if there is a change in control of our company during the term of the agreement. Under these scenarios, Messrs. Sims and Zaiser are entitled to receive the following:

•	any accrued but unpaid salary and bonuses;

•	vesting of any previously issued stock options or restricted stock;

•	payment of the executive’s life, health and disability insurance coverage for a period of five years following termination;

•	any unreimbursed expenses; and

•

a severance payment equal to three times for Mr. Sims’ and two times for Mr. Zaiser’s combined salary and actual bonus compensation for the preceding fiscal year will be paid within five (5) days of the executive officer’s last day of employment.

In the event that Mr. Folsom’s employment is terminated without cause or he resigns for good reason, Mr. Folsom is entitled to receive the sum of the following amounts:

•	any accrued but unpaid salary and bonuses;

•

issuance and vesting of any previously granted stock options or restricted stock (including ungranted shares conditioned upon and in consideration of Mr. Folsom’s employment through dates set forth in the employment agreement);

•	payment of life, health and disability insurance coverage for a period of three years following termination, and unreimbursed expenses; and

•	a severance payment equal to three times his combined salary and actual bonus compensation for the preceding fiscal year.

Director Compensation

The following table sets forth the cash and non-cash compensation awarded to our independent, non-employee directors during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
J. Paul Carey	$27,500	$2,100	$15	$29,615
James P. O’Hanlon	$22,500	$2,100	$15	$24,615
Edward S. Stein	$27,500	$2,100	$15	$29,615
Anthony C. Zinni	$18,000	$2,100	$15	$20,115

(1)	Represents the dollar value of restricted stock awards calculated by multiplying the closing market price of our common stock of $1.40 on February 9, 2009, the date of grant, as reported on NASDAQ, by the number of shares of restricted stock awarded. The restricted stock awards were fully vested on December 31, 2009.
(2)	Represents the dollar value of dividends paid on restricted stock awards granted on February 9, 2009.

The NC&C Committee reviews the level of compensation of our non-employee directors on an annual basis. To determine how appropriate the current level of compensation for our non-employee directors is, the NC&C Committee has historically obtained data from a number of different sources including publicly available data describing director compensation in peer companies.

We compensate our independent, non-employee directors for their services as directors through a mixture of cash and equity-based compensation. Independent, non-employee directors receive annual compensation of $15,000, plus a fee of $750 (plus out-of-pocket expenses) for attendance in person at each meeting of the board of directors, and $750 for each committee meeting attended in person. Directors who attend meetings telephonically receive a fee of $375. Directors who are also officers or employees of our company or are affiliated with MHI Hotels Services are not paid any director fees. Directors Edward Stein and J. Paul Carey receive an additional $5,000 per year for their services as chair of the NC&C Committee and audit committee, respectively.

On an annual basis, the NC&C Committee makes a recommendation to the board of directors for awards of restricted stock to each independent, non-employee director for its consideration and approval. On February 9, 2009, each independent non-employee director named above received 1,500 shares that were fully vested on December 31, 2009. On February 4, 2010, each independent non-employee director named above received 3,000 shares that will vest on December 31, 2010. Although distributions are paid on all restricted stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, these holders will be prohibited from selling such shares until they vest. To date, the stock awards have been restricted until the last day of the fiscal year in which they were granted.

Long-Term Incentive Plan

We have established our Long-Term Incentive Plan for the purpose of recruiting and retaining our and our affiliates’ executive officers, employees, non-employee directors and consultants. The Long-Term Incentive Plan authorizes the issuance of options to purchase shares of common stock and the grant of stock awards, deferred shares, performance shares and performance units.

Administration of the Long-Term Incentive Plan is carried out by the NC&C Committee. The NC&C Committee may delegate a portion of its authority under the Long-Term Incentive Plan to one or more officers.

Our officers and employees and those of our operating partnership and other subsidiaries are eligible to participate in the Long-Term Incentive Plan. Our non-employee directors and other persons that provide consulting services to us and our subsidiaries are also eligible to participate in the Long-Term Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, filed pursuant to Regulation 14A under the Exchange Act on March 24, 2010, is incorporated herein by reference.

OUR PRINCIPAL AGREEMENTS

Strategic Alliance Agreement

MHI Hotels Services is currently the management company for each of our hotels and our leased condominium resort property.

On December 21, 2004, we entered into a ten-year strategic alliance agreement with MHI Hotels Services pursuant to which (i) MHI Hotels Services agrees to refer to us (on an exclusive basis) hotel acquisition opportunities in the United States presented to MHI Hotel Services, and (ii) unless a majority of our independent directors in good faith concludes for valid business reasons that another management company should manage a hotel owned by us, we agree to offer MHI Hotels Services or its subsidiaries the right to manage hotel properties that we acquire in the United States.

In addition, during the term of the agreement, MHI Hotels Services has the right to nominate one person for election to our board of directors at our annual meeting of stockholders, subject to the approval of such nominee by our Nominating, Corporate Governance and Compensation Committee for so long as certain of our officers and directors, Andrew Sims, Kim Sims, and Christopher Sims, and their families and affiliates, hold, in the aggregate, not less than 1.5 million units or shares of our common stock.

Lease Agreements

In order for us to maintain qualification as a REIT, neither our company nor the operating partnership or its subsidiaries can operate our hotels directly. Our hotels are leased to our TRS Lessee, which has engaged MHI Hotels Services to manage the hotels. Each lease for the hotels has a non-cancelable term of three to five years, subject to earlier termination upon the occurrence of certain contingencies described in the lease.

During the term of each lease, the TRS Lessee is obligated to pay a fixed annual base rent plus a percentage rent and certain other additional charges. Base rent accrues and is paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues, in excess of certain threshold amounts and is paid monthly or quarterly, according to the terms of the agreement.

Management Agreements

Pursuant to the terms of two management agreements, we, through our TRS Lessee, have engaged MHI Hotels Services as the property manager for our existing hotel portfolio, excluding the Shell Island Resort, which we sublease to affiliates of MHI Hotels Services. One of the management agreements covers all of our wholly-owned hotels in our portfolio, excluding the Crowne Plaza Tampa Westshore. The second agreement relates to the Crowne Plaza Tampa Westshore. Except as described below, we intend to offer MHI Hotels Services the opportunity to manage any future hotels that we lease to our TRS Lessee. In addition, the joint venture entity which leases the Crowne Plaza Hollywood Beach Resort has also entered into a management agreement with MHI Hotels Services on terms that vary from those described below. The following terms apply only to those hotels in our existing portfolio that are 100.0% owned by subsidiaries of our operating partnership.

Term. The management agreements with MHI Hotels Services have initial terms of 10 years from the date of acquisition. The term of the management agreements with respect to each hotel may be renewed by MHI Hotels Services for two successive periods of five years each upon the mutual agreement of MHI Hotels Services and our TRS Lessee, subject to the satisfaction of certain performance tests, provided that at the time the option to renew is exercised, MHI Hotels Services is not then in default under the management agreements. If at the time of the exercise of any renewal period MHI Hotels Services is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then our TRS Lessee may terminate the management agreements. If MHI Hotels Services desires to exercise any option to renew, it must give our TRS Lessee written notice of its election to renew the management agreements no less than 90 days before the expiration of the then current term of the management agreements.

Any amendment, supplement or modification of the management agreements must be in writing signed by all parties and approved by a majority of our independent directors.

Amounts Payable under the Management Agreements. MHI Hotels Services receives a base management fee, and if the hotels exceed certain financial thresholds, an additional incentive management fee for the management of our hotels.

The base management fee for each of our initial hotels and for any subsequent hotels we directly acquire will be a percentage of the gross revenues of the hotel and will be due monthly. The applicable percentage of gross revenue for the base management fee for each of our hotels is as follows:

	2012	2011	2010	2009	2008	2007	2006
Hilton Philadelphia Airport	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%
Hilton Wilmington Riverside	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%
Hilton Savannah DeSoto	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%
Sheraton Louisville Riverside(1)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%
Crowne Plaza Jacksonville Riverfront	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%	2.0%
Crowne Plaza Tampa Westshore(2)	3.0%	2.5%	2.0%	2.0%	N/A	N/A	N/A
Crowne Plaza Hampton Marina	3.0%	3.0%	2.5%	2.0%	2.0%	N/A	N/A
Holiday Inn Laurel West	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%
Holiday Inn Brownstone	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	2.5%
Holiday Inn Downtown Williamsburg	N/A	N/A	N/A	N/A	N/A	N/A	2.5%

(1)	Pursuant to the master management agreement, the term for each of the initial properties, which included the Holiday Inn Downtown Williamsburg, was 10 years. The management company agreed to substitute the Sheraton Louisville Riverside for the Holiday Inn Downtown Williamsburg for remainder of the term of the agreement.
(2)	In January 2009, we entered a separate management agreement with MHI Hotels Services for the management of the Crowne Plaza Tampa Westshore. The provisions of the new agreement related to base management fee are the same as those contained in the master management agreement. The provisions of the new agreement related to the incentive management fee are the same as those contained in the master management agreement except that it is calculated separately and not aggregated with the other properties covered by the master management agreement.

The base management fee for a future hotel first managed, other than on the first day of the fiscal year, will be 2.0% for the partial year such hotel is first managed and for the first full fiscal year such hotel is managed. There is no fee cap on the base management fee.

Subsequently Acquired Hotel Properties

First full calendar year and any partial calendar year	2.0%
Second full calendar year	2.5%
Third full calendar year and thereafter	3.0%

The incentive management fee under the master management agreement, if any, will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10.0% of the amount by which the gross operating profit of all our hotels, with the exception of the Tampa property, on an aggregate basis for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive fee may not exceed 0.25% of the aggregate gross revenue of all of the hotels included in the incentive fee calculation for the year in which the incentive fee is earned. The calculation of the incentive fee will not include results of hotels for the fiscal year in which they are initially leased, or for the fiscal year in which they are sold, and newly acquired or leased hotels will be included in the calculation beginning in the second full year such hotel is managed. The management agreement for the management of the Tampa property includes a similar provision for payment of an incentive management on a stand-alone basis.

Early Termination. The master management agreement may be terminated with respect to one or more of the hotels earlier than the stated term, if certain events occur, including:

•	a sale of a hotel or the substitution of a newly acquired hotel for an existing hotel;

•

the failure of MHI Hotels Services to satisfy certain performance standards with respect to any of the future hotels or with respect to the six initial hotels after the expiration of the initial 10-year term;

•	in the event of a casualty to, condemnation of, or force majeure involving a hotel; or

•	upon a default by MHI Hotels Services or us that is not cured prior to the expiration of any applicable cure periods.

The management agreement for the Crowne Plaza Tampa Westshore may be terminated for convenience with ninety days notice to MHI Hotels Services.

Termination Fees. In certain cases of early termination of the master management agreement with respect to one or more of the hotels, we must pay MHI Hotels Services a termination fee, plus any amounts otherwise due to MHI Hotels Services pursuant to the terms of that management agreement. We will be obligated to pay termination fees in such circumstances provided that MHI Hotels Services is not then in default, subject to certain cure and grace periods. There is no termination fee for the termination of the management agreement for our Tampa property.

New Acquisitions; Strategic Alliance Agreement. Pursuant to the strategic alliance agreement with MHI Hotels Services, we have agreed to engage MHI Hotels Services for the management of any future hotels unless a majority of our independent directors in good faith concludes, for valid business reasons, that another management company should manage these hotels. If the management agreement terminates as to all of the hotels covered in connection with a default under the management agreement, the strategic alliance agreement will also terminate.

Franchise Agreements

Our hotels operate under franchise licenses from national hotel companies.

We anticipate that most of the additional hotels we acquire will be operated under franchise licenses. We believe that the public’s perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

Our TRS Lessee holds the franchise licenses for our wholly-owned hotels. MHI Hotels Services must operate each of our hotels it manages in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors’ standards and requirements with respect to:

•	training of operational personnel;

•	safety;

•	maintaining specified insurance;

•	the types of services and products ancillary to guest room services that may be provided;

•	display of signage;

•	marketing techniques including print media, billboards, and promotions standards; and

•	the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Additionally, as the franchisee, our TRS Lessee is required to pay the franchise fees described below.

The following table sets forth certain information for the franchise licenses of our wholly-owned hotel properties:

	Franchise Fee(1)	Marketing/Reservation Fee(1)	Expiration Date
Hilton Philadelphia Airport	5.0%	3.5%	11/30/2014
Hilton Wilmington Riverside	5.0%	3.5%	03/31/2018
Hilton Savannah DeSoto	5.0%	3.5%	07/31/2017
Sheraton Louisville Riverside	5.0%	3.5%	04/25/2023
Crowne Plaza Jacksonville Riverfront	5.0%	3.5%	04/01/2016
Crowne Plaza Tampa Westshore	5.0%	3.5%	03/06/2019
Crowne Plaza Hampton Marina	5.0%	3.5%	10/07/2018
Holiday Inn Laurel West	5.0%	2.5%	10/05/2016
Holiday Inn Brownstone	5.0%	2.5%	03/10/2011

(1)	Percentage of room revenues payable to the franchisor.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of common stock as of June 7, 2010 for each person or group known to us to be holding more than 5.0% of the common stock, for each director and named executive officer and for the directors and executive officers of our company as a group. As of June 7, 2010, our company had outstanding 9,541,286 shares of its common stock, $.01 par value per share. The table shows the number of shares of common stock and the number of partnership interests or units in our operating partnership the person “beneficially owns,” as determined by the rules of the SEC. The operating partnership is controlled by our company as its sole general partner. Our operating partnership is obligated to redeem each unit at the request of the holder thereof for the cash value of one share of common stock or, at our option, one share of common stock.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Number of Units Beneficially Owned(2)		Total(2)	Percent of Class(3)
Andrew M. Sims(4)	581,355	(5)	704,597	(6)	1,285,952	12.6%
Cheong Family	368,168	(7)	364,086	(7)	732,254	7.4%
Christopher L. Sims(4)	—		704,597	(6)	704,597	6.9%
Kim E. Sims(4)	60,250	(6)	574,597	(6)	634,847	6.3%
Zayma Realty Holdings Inc.	540,902	(8)	—		540,902	5.7%
Edward S. Stein	13,500	(9)	333,099	(10)	346,599	3.5%
William J. Zaiser	32,125	(11)	214,981	(12)	247,106	2.5%
David R. Folsom	188,806	(13)	—		188,806	2.0%
James P. O’Hanlon	44,250	(14)	—		44,250	*
Patrick V. Fiel, Jr.	21,000	(15)	—		21,000	*
J. Paul Carey	19,500	(9)	—		19,500	*
General Anthony C. Zinni	18,028	(9)	—		18,028	*
Anthony E. Domalski	7,000	(16)	—		7,000	*
All executive officers and directors as a group (11 persons)	985,814		2,380,709		3,366,523	28.2%

*	Represents less than 1.0% of the number of shares of common stock of our company.
(1)	Unless otherwise indicated, the named stockholders have sole voting power with respect to all shares shown as being beneficially owned by them. Includes all restricted stock grants, including those that will vest on December 31, 2010.
(2)	The number of shares and number of units information do not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.
(3)	Assumes that all units of our operating partnership held by such person or group of persons are redeemed for common stock (regardless of when such units are redeemable). The total number of shares outstanding used in calculating the ownership interest of the named holders of units in the operating partnership is based on the deemed conversion of only the units owned by such holder into shares of common stock.
(4)	Andrew M. Sims, Kim E. Sims and Christopher L. Sims are siblings.
(5)	Includes 26,500 shares of common stock granted under our 2004 Long-Term Incentive Plan. Also includes 15,000 shares of our common stock granted pursuant to Mr. Sims’ employment agreement with us that will vest on January 1, 2011.
(6)	Andrew M. Sims, Kim E. Sims and Christopher L. Sims each received 605,166 units in connection with our initial public offering. On July 22, 2005, the family limited partnerships of Andrew M. Sims, Kim E. Sims and Christopher L. Sims each received 23,850 units in connection with our acquisition of the Hilton Jacksonville Riverfront Hotel. Includes 75,581 units held by the Edgar Sims Irrevocable Trust for which Andrew M. Sims, Kim E. Sims and Christopher L. Sims serve as co-trustees. Kim E. Sims redeemed 80,000 units for common stock on March 1, 2007 and 50,000 units for common stock on August 28, 2007.

(7)

Represents 308,234 units held by Khersonese Investment (USA) Inc., 6,832 units held by IPAX and 49,020 units held by Phileo Land Company. Supreme Corp. redeemed 368,168 units for common stock on March 22, 2010. These entities are indirectly controlled by members of the Cheong Family, including Kee Cheok Cheong, Kee Fong Cheong, Kee Seong Cheong, Kee Lai Cheong and Kee Soon Cheong. The address of these four entities is 13th Floor, Bangunan Pak Peng Box #1 No.75, Jalan Petaling, 50000 Kuala Lumpur, Malaysia.

(8)	Based on information set forth in a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2010, Zayma Realty Holdings Inc. and Amin S. Visram have shared voting and dispositive power over 540,902 shares. The address of Zayma Realty Holdings Inc. and Mr. Visram is 55 King Street West, Suite 801, Kitchener, Ontario, Canada N2G 4W1.
(9)	Includes 6,500 shares of restricted stock granted under our 2004 Long-Term Incentive Plan all of which were fully vested on December 31, 2009. Includes 3,000 shares of restricted stock granted under our 2004 Long-Term Incentive Plan, which will vest on December 31, 2010.
(10)	Represents 333,099 units held by the Krichman Trust, of which Edward Stein is a Trustee. Mr. Stein disclaims beneficial ownership of these units.
(11)	Includes 14,575 shares of common stock granted under our 2004 Long-Term Incentive Plan.
(12)	The family limited partnership of William J. Zaiser received 206,830 units in connection with our initial public offering and an additional 8,151 units in connection with the acquisition of the Hilton Jacksonville Riverfront Hotel on July 22, 2005.
(13)	Includes 5,363 shares of common stock granted under our 2004 Long-Term Incentive Plan. Also includes 30,000 shares of our common stock granted pursuant to Mr. Folsom’s employment agreement with us that were fully vested on January 1, 2010, and 14,000 shares of restricted stock that will vest and become transferable on January 1, 2011.
(14)	Includes 3,000 shares of restricted stock granted under our 2004 Long-Term Incentive Plan, all of which were fully vested on December 31, 2009. Also includes 3,000 shares of restricted stock granted under our 2004 Long-Term Incentive Plan, which will vest on December 31, 2010. Includes 3,500 shares held by Scion Holdings, LLC, a limited liability company of which Mr. O’Hanlon owns a 48.5% interest. Includes 2,000 shares held by Ms. Claudia O’Hanlon, Mr. O’Hanlon’s spouse.
(15)	Includes 7,000 shares of restricted stock granted pursuant to Mr. Fiel’s employment agreement with us that will vest on June 7, 2011, 7,000 shares of restricted stock that will vest on June 7, 2012, and 7,000 shares of restricted stock that will vest on June 7, 2013.
(16)	Includes 750 shares of common stock granted under our 2004 Long-Term Incentive Plan.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws and the MGCL. We have filed our charter and bylaws as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” The number of shares and per share and per unit information does not reflect the reverse stock split. Prior to the effectiveness of the registration statement, we will adjust such data to reflect the ratio as determined by us.

General

Our authorized capital stock consists of 49,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 9,520,286 shares of common stock are issued and outstanding. As permitted by the MGCL, our charter contains a provision permitting our board of directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Reverse Stock Split

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to effect a              for              reverse stock split of all of our issued and outstanding shares of common stock by filing a charter amendment with the Maryland State Department of Assessments and Taxation.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other subsequently issued class or series of common or preferred stock, the holders of such common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights

All common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known now or hereafter incurred debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of stock contained in our charter, all common stock will have equal distribution, liquidation and other rights.

Power to Reclassify Stock

Our charter authorizes our board of directors to classify any unissued common stock or preferred stock, and to reclassify any previously classified but unissued common stock and preferred stock from time to time in one or more classes or series, as authorized by the board of directors. Prior to issuance of stock of each class or series, the board of directors is required by the MGCL and our charter to set forth each such class or series, subject to the provisions of our charter regarding the restriction on transfer of common stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of preferred stock with priority over the common stock with respect to distributions and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of common stock or otherwise might be in their best interest. As of the date hereof, no shares of preferred stock are outstanding.

Power to Issue Additional Common Stock and Preferred Stock

We believe that the power to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no current intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50.0% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, we cannot receive significant amounts of rents from tenants that are related to us, directly or constructively, through ownership.

Because our board of directors believes it is beneficial at present for us to qualify as a REIT, the charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% (the “Aggregate Stock Ownership Limit”) in value of our outstanding shares of stock. In addition, the charter prohibits any person from acquiring or holding, directly or indirectly, shares of common stock in excess of 9.9% of the number of our outstanding shares of common stock (the “Common Stock Ownership Limit”).

Our charter prohibits (a) any person from beneficially or constructively owning our shares of stock that would result in us being “closely held” under Section 856(h) of the Code, (b) any person from transferring our shares of stock if such transfer would result in our shares of stock being owned by fewer than 100 persons, (c) any transfer that would cause us to own, directly or indirectly, 10.0% or more of the ownership interests in a tenant of our company (or a tenant of any entity owned or controlled by us) other than a taxable REIT subsidiary if the requirements of Section 856(d)(8)(B) of the Code are satisfied and (d) any transfer that would cause any of our hotel management companies to fail to qualify as an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Code. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of stock that resulted in a transfer of shares to the Charitable Trust (as defined below), is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Furthermore, our board of directors, in its sole discretion, may exempt a proposed transferee from the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit and/or any of the restrictions described in the first sentence of the paragraph directly above (an “Excepted Holder”). However, the board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

If any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), then that number of shares of stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the “Charitable Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the charter) prior to the date of such violative transfer. If any automatic transfer to the Charitable Trust is not effective, then the initial transfer of stock will be void ab initio to the extent necessary to prevent a violation of the above transfer or ownership limitations. Shares of stock held in the Charitable Trust shall be issued and outstanding shares of stock. The Prohibited Owner shall not benefit economically from ownership of any shares of stock held in the Charitable Trust, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Charitable Trust. The trustee of the Charitable Trust (the “Trustee”) shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of stock held in the Charitable Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the Charitable Trust, the Trustee shall sell the shares of stock held in the Charitable Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows: The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price (as defined in the charter) of such shares on the day of the event causing the shares to be held in the Charitable Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Charitable Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of stock have been transferred to the Charitable Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

In addition, shares of stock held in the Charitable Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accepts such offer. We shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Charitable Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the Trustee shall be paid to the Charitable Beneficiary.

All certificates representing our shares of stock will bear a legend referring to the restrictions described above.

Every owner of more than 5.0% (or such lower percentages as required by the Code or the Treasury Regulations promulgated thereunder) of all classes or series of our shares of stock, including common stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of stock which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to Maryland law, our charter and our bylaws. We have filed our charter and bylaws as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our bylaws provide that the number of our directors may be established by our board of directors. We currently have seven directors. The board of directors may increase or decrease the number of directors by a vote of a majority of the members of our board of directors, provided that the number of directors shall never be less than the minimum number required by Maryland law and that the tenure of office of a director shall not be affected by any decrease in the number of directors. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, or, if no directors remain, by our stockholders. Any director elected to fill a vacancy shall serve for the remainder of the full term in which the vacancy occurred and until a successor is elected and qualifies.

At each annual meeting of stockholders, the holders of the common stock may vote to elect all of the directors on the board of directors. Holders of common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of common stock are able to elect all of the directors.

Removal of Directors

Our charter provides that a director may be removed, with or without cause, upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Absent removal of all of our directors, this provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10.0% or more of the voting power of our stock; or

•

an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•

two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. We have opted out of the business combination provisions of the MGCL by resolution of our board of directors. However, our board of directors may, by resolution and without stockholders approval, opt into the business combination statute in the future.

Should our board opt in to the business combination statute, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any transaction.

Control Share Acquisitions

Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, or by officers or by directors who are our employees are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the acquiring person statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror may then vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of stock. Our board of directors may amend our bylaws, without stockholder approval, so as to implement the control share acquisition statute in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships and (c) require, unless called by our chairman of our board of directors, our president and chief executive officer or our board of directors, the request of the holders of a majority of outstanding shares to call for a special meeting.

Merger; Amendment of Charter

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter or merge with another entity unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval by the holders of a majority of all the votes entitled to be cast on the matter for the matters described in this paragraph, except for amendments to various provisions of the charter, including the provisions relating to removal of directors, that require the affirmative vote of the holders of two-thirds of the votes entitled to be cast on the matter. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Limitation of Liability and Indemnification

Our charter limits the liability of our directors and officers for money damages to the maximum extent permitted by Maryland law.

Our charter authorizes us to obligate ourselves and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former directors or officers or any individual who, while a director or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person by reason of his or her status as a present or former director or officer.

Maryland law permits us to indemnify our present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding; and

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law prohibits us from indemnifying our present and former directors and officers for an adverse judgment in a derivative action. Maryland law requires us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by or on behalf of the director or officer to repay the amount reimbursed if the standard of conduct is not met.

We have entered into indemnification agreements with our directors and executive officers that provide for indemnification of such persons to the fullest extent permitted under Maryland law.

The partnership agreement of our operating partnership provides for indemnification of officers, directors and employees of our operating partnership, as well as our indemnification, along with our employees, officers and directors.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Status

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

Dissolution

Pursuant to our charter, and subject to the provisions of any of our classes or series of shares of stock then outstanding and the approval by a majority of the entire board of directors, our stockholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of individuals for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws

Our board may rescind the resolution opting out of the business combination statute or repeal the bylaw opting-out of the control share acquisition statute without stockholder approval. If the business combination provisions or control share provisions become applicable to our company, those provisions, in addition to the provisions in our charter regarding removal of directors and the restrictions on the transfer of shares of stock and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of the common stock or otherwise be in their best interest.

PARTNERSHIP AGREEMENT

The following description of certain terms of the agreement of limited partnership of our operating partnership is only a summary. For a complete description, we refer you to the Agreement of Limited Partnership of MHI Hospitality, L.P., a copy of which is an exhibit to the registration statement of Form S-11 filed with the SEC on December 13, 2004. See “Where You Can Find More Information.”

Management

Our operating partnership has been organized as a Delaware limited partnership. Pursuant to the partnership agreement, MHI Hospitality Corporation, as general partner of our operating partnership, has, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees and to cause changes in the operating partnership’s line of business and distribution policies.

Transferability of Interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership or engage in any transaction which would result in a change of control of our company unless:

•	We receive the consent of limited partners holding more than 50.0% of the partnership interests of the limited partners (other than those held by the general partner or any subsidiary);

•

The consent of limited partners (including the general partner or any subsidiary) holding more than 66.7% of the percentage interests of the limited partnership interests (including those held by the general partner or any subsidiary) is obtained and as a result of such transaction all limited partners will receive for each partnership unit an amount of cash, securities or other property equal in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50.0% of the outstanding shares of our common stock, each holder of units shall be given the option to exchange its units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•

The consent of limited partners (including the general partner or any subsidiary) holding more than 66.7% of the percentage interests of the limited partnership interests (including those held by the general partner or any subsidiary) is obtained and we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than any subsidiary of the general partner) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by our stockholders.

•

In addition, in the event of a change of control of our company, the limited partners will have the right, for a period of 30 days following the change of control event, to cause the operating partnership to redeem all of the units held by the limited partners for a cash amount equal to the cash redemption amount otherwise payable upon redemption pursuant to the partnership agreement.

We also may (i) transfer all or any portion of our general partnership interest to an affiliate of the general partner, and following such transfer, may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange on which our common stock is listed.

Limited partners may not transfer their units without our written consent as general partner.

Capital Contribution

We currently own a 1.0% interest as general partner and an approximately 70.0% interest as limited partner. We will contribute to our operating partnership substantially all the net proceeds of this offering as a capital contribution in exchange for an additional approximately     % partnership interest. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of stock as additional capital to the operating partnership. We are authorized to cause the operating partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the operating partnership’s and our best interests. If we contribute additional capital to the operating partnership, we will receive additional units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, the limited partners received redemption rights which enable them to cause the operating partnership to redeem their units in exchange for cash or, at our option, shares of common stock. The cash redemption amount per unit is based on the market price of our common stock at the time of redemption. The number of shares of common stock issuable upon redemption of units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to amend the partnership agreement to effect a reverse unit split and to adjust the conversion metrics such that each unit will be redeemed into a single share. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

•	result in shares of our common stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Code;

•

cause us to own, actually or constructively, 10.0% or more of the ownership interests in a tenant of ours, the operating partnership or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code other than a taxable REIT subsidiary if the requirements of Section 856(d)(8)(B) of the Code are satisfied;

•	cause any of our hotel management companies to fail to qualify as an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Code; or

•

cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act, as amended.

We may, in our sole and absolute discretion, waive any of these restrictions.

With respect to the units issued in connection with the acquisition of our initial properties, the redemption rights may be exercised by the limited partners at any time after the first anniversary of our acquisition of these properties; provided, however, unless we otherwise agree:

•

a limited partner may not exercise the redemption right for fewer than 1,000 units or, if such limited partner holds fewer than 1,000 units, the limited partner must redeem all of the units held by such limited partner;

•

a limited partner may not exercise the redemption right for more than the number of units that would, upon redemption, result in such limited partner or any other person owning, directly or indirectly, common stock in excess of the ownership limitation in our charter; and

•	a limited partner may not exercise the redemption right more than two times annually.

The aggregate number of shares of common stock issuable upon exercise of the redemption rights is approximately             . The number of shares of common stock issuable upon exercise of the redemption rights will be adjusted to account for stock splits, mergers, consolidations or similar pro rata stock transactions.

The partnership agreement requires that the operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the operating partnership, the operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of the operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to hotel properties that are owned by us directly rather than by the operating partnership or its subsidiaries.

Distributions

The partnership agreement provides that the operating partnership will distribute cash at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the operating partnership.

Upon liquidation of the operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b), 704(c) and 706 of the Code and Treasury regulations promulgated thereunder. The operating partnership expects to use the “traditional method” under Section 704(c) of the Code for allocating items with respect to contributed property acquired in connection with the offering for which the fair market value differs from the adjusted tax basis at the time of contribution.

Term

The operating partnership has perpetual duration unless dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all the assets of the partnership;

•	the redemption of all units (other than those held by us, if any); or

•	an election by us in our capacity as the general partner.

Tax Matters

Pursuant to the partnership agreement, we are the tax matters partner of the operating partnership and, as such, have authority to handle tax audits and to make tax elections under the Code on behalf of the operating partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of United States material federal income tax considerations associated with an investment in shares of our common stock that may be relevant to you. The statements made in this section of the prospectus are based upon current provisions of the Code and Treasury Regulations promulgated thereunder, as currently applicable, currently published administrative positions of the IRS and judicial decisions, all of which are subject to change, either prospectively or retroactively. This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective stockholder, in light of your personal circumstances, nor does it deal with particular types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, holders whose shares are acquired through the exercise of stock options or otherwise as compensation, tax-exempt organizations (except as provided below), financial institutions or broker-dealers, or foreign corporations or persons who are not citizens or residents of the United States (except as provided below). The Code provisions governing the federal income tax treatment of REITs and their stockholders are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. If a partnership, including any entity that is treated as a partnership for federal income tax purposes, holds our common stock, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that will hold our common stock, you should consult your tax advisor regarding the federal income tax consequences of acquiring, holding and disposing of our common stock by the partnership.

We urge you, as a prospective stockholder, to consult your tax advisor regarding the federal, state, local, foreign and other tax consequences to you of the purchase, ownership and disposition of shares of our common stock.

REIT Qualification

We elected to be taxable as a REIT commencing with our taxable year ending December 31, 2004. This section of the prospectus discusses the laws governing the tax treatment of a REIT and its stockholders, which are highly technical and complex. In connection with this offering, we will receive an opinion of Baker & McKenzie LLP that our company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT for the period commencing with our taxable year ended December 31, 2004 and continuing through our taxable year ended December 31, 2009, and our current organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

The opinion of Baker & McKenzie LLP is based on various assumptions relating to the organization and operations of our company, and is conditioned upon factual representations made by us regarding our organization, assets and the past, present and future conduct of our business operations. The opinion of Baker & McKenzie LLP is not binding on the IRS or any court, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinion. We have conducted our business operations each taxable year since our formation in 2004 in conformity with the requirements for REIT qualification, and we intend to operate our business operations in conformity with these requirements so as to maintain our status as a REIT. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, however, no assurance can be given by Baker & McKenzie LLP or by us that we will be able to maintain our REIT status for any particular year. Baker & McKenzie LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in the opinion, or of any subsequent change in the applicable law.

Maintenance of REIT status depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Code. Our compliance with these requirements has not and will not be reviewed by Baker & McKenzie LLP. Our ability to maintain REIT status also depends on our satisfaction of certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. While we intend to continue to operate in conformity with the REIT requirements and in a manner that will allow us to maintain our REIT status, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements or that we will be able to maintain our status as a REIT.

Taxation of Our Company

As a REIT, we generally are not subject to U.S. federal income tax on that portion of our net income that we distribute to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from investment in a non-REIT “C” corporation. However, we are subject to U.S. federal income tax as follows:

1. First, we are subject to tax at regular corporate rates on any undistributed adjusted REIT taxable income, including undistributed net capital gain (adjusted REIT taxable income is the taxable income of a REIT subject to specified adjustments, including a deduction for dividends paid).

2. Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

3. Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (including foreign currency gain that is attributable to otherwise permitted income from foreclosure property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we are subject to tax at the highest corporate rate on such income. Foreclosure property generally is property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property.

4. Fourth, if we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, generally other than foreclosure property and property involuntarily converted, such income is subject to a 100.0% penalty tax.

5. Fifth, if we fail to satisfy the 75.0% gross income test or the 95.0% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we are subject to a 100.0% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75.0% gross income test or the amount by which 95.0% of our gross income exceeds the amount of income qualifying under the 95.0% gross income test multiplied by (b) a fraction intended to reflect our profitability.

6. Sixth, if we fail to satisfy the asset test (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification).

7. Seventh, if we fail to satisfy one or more requirements for REIT qualification, other than the 95.0% and 75.0% gross income tests and other than the asset test, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

8. Eighth, if we fail to distribute during each calendar year at least the sum of (1) 85.0% of our ordinary income for such year, (2) 95.0% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4.0% excise tax on the excess of such required distribution over the amounts distributed.

9. Ninth, if we acquire any appreciated assets from a non-REIT C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the assets in our hands is determined by reference to the basis of the assets (or any other property) in the hands of the C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we recognize gain on a disposition of such assets during the 10-year period following their acquisition from the non-REIT C corporation. This tax is referred to as the “Built-in Gains Tax.” The Built-in Gains Tax would not apply if the asset acquired in such manner was exchanged for a replacement property in a qualifying exchange under Code Section 1031. However, a sale of the replacement property within that same 10-year period would be subject to the Built-in Gains Tax.

10. Tenth, we may be subject to a 100.0% excise tax if our dealings with our taxable REIT subsidiaries, defined below, are not at arm’s length.

11. Eleventh, any earnings of a taxable REIT subsidiary will effectively be subject to a corporate-level tax.

12. Finally, we may elect to retain and pay federal income tax on our net long-term capital gain, in which case a stockholder would include its proportionate share of our undistributed long-term capital gain in its income, would be allowed to credit for its proportionate share of the tax deemed to have paid, and an adjustment would be made to increase the stockholder’s tax basin in our common stock.

Requirements for REIT Qualification

Organizational Requirements

An entity must satisfy the following requirements in order to qualify as a REIT under the Code: (1) it must be a corporation, trust or association that would be taxable as a domestic corporation but for the REIT provisions of the Code, (2) it must elect to be taxed as a REIT and satisfy relevant filing and other administrative requirements, (3) it must be managed by one or more trustees or directors, (4) its beneficial ownership must be evidenced by transferable shares or by transferable certificates of beneficial interest, (5) it must not be a financial institution or an insurance company subject to special provisions of the federal income tax laws, (6) it must use a calendar year for U.S. federal income tax purposes, (7) it must have at least 100 beneficial owners for at least 335 days of each taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months and (8) it must not be closely held (i.e., at any time during the last half of any taxable year, more than 50.0% in value of its outstanding capital stock must not be owned, directly or indirectly through the application of certain attribution rules, by five or fewer “individuals,” as such term is defined in the Code to include certain entities).

To monitor compliance with the stock ownership requirements, a REIT is generally required to maintain records regarding the actual ownership of its common stock. A REIT must demand written statements each year from the record holders of 5.0% or more of its common stock (or such lesser percentage as is required by applicable Treasury Regulations) pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include in gross income the dividends paid by the REIT). A REIT must maintain a list of those persons failing or refusing to comply with this demand as part of its records. A REIT could be subject to monetary penalties if it fails to comply with these record-keeping requirements. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing such stockholder’s actual ownership of the REIT’s common stock and other information. If in any taxable year a REIT did not know, and with the exercise of reasonable diligence could not have known, that it failed to meet the requirement that it cannot be closely held, the REIT will be treated as having met such requirement for such taxable year.

We were incorporated as a Maryland corporation in August 2004 and elected to be taxable as a REIT commencing with our taxable year ending December 31, 2004. We have complied with the organizational and record-keeping requirements described above for each taxable year since our formation, and we intend to continue to comply with these requirements in order to maintain our status as a REIT.

Asset Tests

At the close of each quarter of our taxable year, we generally must satisfy three tests relating to the nature of our assets. First, at least 75.0% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). “Cash” includes foreign currency if we or any “qualified business unit” uses such foreign currency as our functional currency, but only to the extent such foreign currency is held for use in the normal course of our activities or the “qualified business unit” giving rise to income in the numerator for the 75.0% gross income test or the 95.0% gross income test (discussed below), or directly related to acquiring or holding assets qualifying for the numerator in the 75.0% asset test, and is not held in connection with a trade or business of trading or dealing in certain securities. Second, although the remaining 25.0% of our assets generally may be invested without restriction, securities in this class generally may not exceed either (1) 5.0% of the value of our total assets as to any one nongovernment issuer, (2) 10.0% of the outstanding voting securities of any one issuer, or (3) 10.0% of the value of the outstanding securities of any one issuer. Third, not more than 25.0% of the total value of our assets can be represented by securities of one or more taxable REIT subsidiaries. Securities for purposes of the above 5.0% and 10.0% asset tests may include debt securities, including debt issued by a partnership.

Debt of an issuer will not count as a security for purposes of the 10.0% value test if the security qualifies for any of a number of applicable exceptions, for example, as “straight debt,” as specially defined for this purpose to include certain debt issued by partnerships, and to include certain other debt that is not considered to be abusive and that presents minimal opportunity to share in the business profits of the issuer. Solely for purposes of the 10.0% value test, a REIT’s interest in the assets of a partnership will be based upon the REIT’s proportionate interest in any securities issued by the partnership (including, for this purpose, the REIT’s interest as a partner in the partnership and any debt securities issued by the partnership, but excluding any securities qualifying for the “straight debt” or other exceptions described above), valuing any debt instrument at its adjusted issue price.

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities during a quarter, we can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If we fail the 5.0% asset test or the 10.0% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1.0% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5.0% and 10.0% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests and paying a tax equal to the greater of (1) $50,000 or (2) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35.0%).

We have complied with the foregoing REIT asset tests each tax year since our election to be taxable as a REIT, and we intend to monitor compliance with such tests on an ongoing basis. We can provide no assurance, however, that the IRS will agree with our determinations in this regard. To the extent that we fail one or more of the asset tests and do not fall within any of the safe harbors described above, we may fail to maintain our REIT status.

Gross Income Tests

To maintain our qualification as a REIT, we must satisfy two gross income tests each year. First, at least 75.0% of our gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as “qualified temporary investment income,” (i.e., income that is attributable to temporary investments in stock and debt securities of new capital proceeds from stock issuances and public debt offerings and that is received in the one-year period beginning on the date new capital is received). Second, at least 95.0% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from sources of income that qualify under the 75.0% gross income test and other dividends, interest, gain from the sale or disposition of stock or securities, and certain other categories of income.

Rents will qualify as “rents from real property” in satisfying the gross income tests only if several conditions are met, including the following:

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The rent must not be based in whole or in part on the income or profits of any person. An amount will not be disqualified, however, solely by being based on a fixed percentage or percentages of receipts or sales or, if it is based on the net income or profits of a lessee which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by us.

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If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property if it exceeds 15.0% of the total rent received under the lease.

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For rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to the lessees of such property, other than through an “independent contractor,” as defined in the Code, who is adequately compensated and from which we derive or receive no income or through a taxable REIT subsidiary. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. Additionally, we may directly or indirectly provide non-customary services to lessees of our properties without disqualifying all of the rents from the property if the gross income from such services does not exceed 1.0% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property, and the provision of the services does not disqualify all of the rents from treatment as rents from real property. For purposes of this test, gross income received from such non-customary services is deemed to be at least 150.0% of the direct cost of providing the services. We are permitted to provide services to lessees through a taxable REIT subsidiary without disqualifying the rental income received from lessees as rents from real property.

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Rental income will not qualify as rents from real property if we directly or indirectly (through application of certain constructive ownership rules) own (i) in the case of any lessee which is a corporation, stock possessing 10.0% or more of the total combined voting power of all classes of stock entitled to vote, or 10.0% or more of the total value of shares of all classes of stock, of such lessee or (ii) in the case of any lessee which is not a corporation, an interest of 10.0% or more in the assets or net profits of such lessee. Rental payments from a taxable REIT subsidiary, however, will qualify as rents from real property even if we own more than 10.0% of the total value or combined voting power of the taxable REIT subsidiary if (i) at least 90.0% of the property is leased to unrelated lessees and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated lessees for comparable space or (ii) the property is a “qualified lodging facility” or a “qualified health care facility” and certain additional requirements are satisfied.

We have complied with the foregoing REIT gross income tests each taxable year since our election to be taxable as a REIT, and the bulk of our income has primarily consisted of rents from real property. None of the rentals under our leases has been based on the income or profits of any person, and none of the rents that we have received and which are attributable to personal property has exceeded 15.0% of the total rents received under any lease. Furthermore, all or most of the services performed with respect to our properties have been services that are usually or customarily rendered in connection with the rental of real property and not rendered to the occupant(s) of such property. We intend to monitor compliance with the REIT gross income tests on an ongoing basis but can provide no assurances that the actual future sources of our income will allow us to continue to satisfy these tests.

Even if we were to fail to satisfy one or both of the 75.0% gross income test and the 95.0% gross income test for any taxable year, we may still qualify as a REIT for that year if we are eligible for relief under specific provisions of the Code. These relief provisions generally will be available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect; (2) we attach a schedule of our income sources to our federal income tax return; and (3) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable, we will not qualify as a REIT. Even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (1) the sum of (a) 90.0% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90.0% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of non-cash income over 5.0% of our REIT taxable income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90.0% distribution requirement.

To the extent that we do not distribute all of our net capital gain, or do not distribute at least 90.0%, but less than 100.0%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. However, we can elect to “pass through” any of the taxes paid on our undistributed net capital gain income to our stockholders on a pro rata basis. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85.0% of our ordinary income for such year, (2) 95.0% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4.0% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains we elected to retain and pay tax on. For these and other purposes, dividends that we declare in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.

If we fail to meet the distribution requirements as a result of an adjustment to our tax return by the IRS or we determine that we understated income on a filed return, we may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Since our election to be taxable as a REIT, we have satisfied the annual distribution requirements described above. It is possible, however, that in the future we may not have sufficient cash or other liquid assets to meet the distribution requirements, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the distribution requirements, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary and feasible, will borrow funds or issue stock to satisfy the distribution requirement.

Qualified REIT Subsidiaries

For purposes of the requirements described herein, any corporation we own that is a qualified REIT subsidiary will not be treated as a corporation separate from us and all of its assets, liabilities and items of income, deduction and credit will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by a REIT.

Ownership of Partnership Interests

A REIT that is a partner in an entity treated as a partnership for federal tax purposes is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the requirements described herein. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the REIT requirements, including the asset and income tests described below. Accordingly, our proportionate share of the assets, liabilities and items of income of our operating partnership and of any other partnership, joint venture, limited liability company or other entity treated as a partnership for federal tax purposes in which we directly or indirectly own an interest, will be treated as our assets, liabilities and items of income.

Taxable REIT Subsidiaries

A REIT is permitted to own up to 100.0% of the stock of one or more “taxable REIT subsidiaries.” The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35.0% or more of the vote or value of a subsidiary corporation, that subsidiary will automatically be treated as a taxable REIT subsidiary of the parent REIT. A taxable REIT subsidiary is subject to federal, state and local income tax (where applicable), as a regular “C” corporation.

Generally, a taxable REIT subsidiary may earn income that would not be qualifying income under the REIT income tests if earned directly by the parent REIT. Several provisions in the Code regarding the arrangements between a REIT and a taxable REIT subsidiary ensure, however, that the taxable REIT subsidiary will be subject to an appropriate level of federal income tax. For example, the Code limits the ability of a taxable REIT subsidiary to deduct interest payments made to its parent REIT in excess of a certain amount. In addition, the Code imposes a 100.0% tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Moreover, the value of any securities held by a REIT in all of its taxable REIT subsidiaries cannot be worth more than 25.0% (20.0% for taxable years beginning before July 31, 2008) of the REIT’s total asset value. Our taxable REIT subsidiaries have never represented, and do not currently represent, more than 25.0% (20.0% for our taxable years beginning before July 31, 2008) of the value of our total assets.

We can give you no assurance that any taxable REIT subsidiaries that we currently own or will form in the future will not be limited in their ability to deduct interest payments (if any) made to us. We also cannot assure you that the IRS would not seek to impose a 100.0% tax on us to the extent any taxable REIT subsidiary is undercompensated for any services it may perform for our tenants or the tenants of partnerships in which we own an interest, or on a portion of the payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Prohibited Transaction Rules

Any gain that a REIT recognizes from the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business (excluding sales of foreclosure property and sales conducted by taxable REIT subsidiaries) will be treated as income from a prohibited transaction that is subject to a 100.0% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all of the facts and circumstances of the particular transaction. Under a statutory safe harbor, however, we will not be subject to the 100.0% tax with respect to a sale of property if (1) the property has been held for at least two years for the production of rental income prior to the sale, (2) capitalized expenditures on the property in the two years preceding the sale are less than 30.0% of the net selling price of the property and (3) (a) we either have seven or fewer sales of property (excluding certain property obtained through foreclosure and certain involuntary conversions) in the year of sale or (b) the aggregate tax basis of property sold during the year of sale is 10.0% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or the aggregate fair market value of property sold during the year of sale is 10.0% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, in each case excluding sales of foreclosure property and involuntary conversions. In addition, in order for the 10.0% safe harbor to apply, substantially all of the marketing and development expenditures with respect to the property sold must be made through an independent contractor from whom we derive no income. Although we will attempt to ensure that none of our sales of property will constitute a prohibited transaction, we cannot assure you that none of such sales will be so treated. In the event that the IRS were to successfully contend that some of our sales are prohibited transactions we would be required to pay the 100.0% penalty tax on the gains resulting from any such sales.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and asset tests, we may retain our REIT qualification if the failures are due to reasonable cause and not willful neglect, and if we pay a penalty of $50,000 for each such failure.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible, nor will they be required to be made. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. Treatment of property as foreclosure property generally continues until the end of the third taxable year following the year during which the REIT acquires or takes possession of the property, but this period ends prematurely if, before the end of the third year, (1) the REIT makes a lease of the property under which it will receive rents not qualified for purposes of the 75.0% gross income test, (2) the REIT begins construction on the property (other than by continuing a project at least 10.0 % completed when default became imminent), or (3) the REIT uses the property in a trade or business on a day more than 90 days after it acquired the property. The IRS may, however, extend the period if the REIT establishes to the IRS’s satisfaction that an extension is necessary for the orderly liquidation of the REIT’s interests in such property, but no such extension may prolong the period beyond the sixth taxable year following the year during which the REIT acquires or takes possession of the property.

REITs generally are subject to tax at the maximum corporate rate (currently 35.0%) on any net income from foreclosure property. Net income from foreclosure property is the excess of (1) gain on sales and exchanges of foreclosure property that the REIT holds for sale to customers in the ordinary course of a trade or business and (2) gross income from foreclosure property other than rents from real property, interest on real property mortgages, refunds of real property taxes and gains on dispositions of real property not held for sale to customers in the ordinary course of business, over deductions directly connected with the production of the above income. Net income from foreclosure property qualifies under both the 75.0% and the 95.0% gross income tests described above.

REITs must distribute to shareholders 90.0% of the excess of any net income from foreclosure property over the tax on such income. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100.0% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

If there were a default on any leases of the properties held by our operating partnership such that we acquire possession of the subject property, and we elect to treat such property as foreclosure property, our net income from any foreclosure property should qualify under both the 75.0% and the 95.0% gross income tests. We will be subject to U.S. tax on such net income, however.

Distressed Debt Acquisitions

The REIT rules provide that in order to determine whether interest income on a mortgage loan is treated as qualifying income for purposes of the 75.0% gross income test when the loan is secured by both real property and other property, the “loan value of the real property” and the “amount of the loan” must be calculated. The “loan value of the real property” is the fair market value of the real property, determined as of the date on which the commitment by a REIT to purchase the loan becomes binding on the REIT. The “amount of the loan” is the highest principal amount of the loan outstanding during the taxable year. Accordingly, if the loan value of the real property is equal to or exceeds the amount of the loan, 100.0% of the interest income on the loan will be attributed to the real property, even though a significant portion of any security for the loan may be property other than real property. If the amount of the loan exceeds the loan value of the real property, the interest income apportioned to the real property is the amount equal to the interest income multiplied by a fraction, the numerator of which is the loan value of the real property and the denominator of which is the amount of the loan. The interest income apportioned to the other property securing the loan is the amount equal to the excess of the total interest income over the interest income apportioned to the real property.

If a REIT acquires distressed mortgage debt at a discount, the use of the highest principal amount of the debt as the “amount of the loan” can cause the REIT to recognize nonqualifying income and hold a nonqualifying asset, even though the price paid by the REIT for the debt may be less than the fair market value of the real property securing the debt. The IRS has been asked to issue guidance on this matter and to clarify that the “amount of the loan” with respect to the acquisition by a REIT of distressed mortgage debt should be the REIT’s highest adjusted tax basis in the debt during the year instead of the highest principal amount of the debt. As of the date of this offering, any clarifying guidance has yet to be issued.

We may acquire distressed debt instruments that are collateralized by under-performing hotel properties. If such debt is also secured by other property, we will be required to apportion the interest income on such debt as described above. It is possible that as a result of such apportionment, part of the interest income may be treated as non-qualifying income for purposes of the 75.0% gross income test, and a portion of the hotel properties securing the debt may be treated as a non-qualifying asset. This in turn may make it difficult for us to continue to comply with the REIT qualification requirements.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Any income from a hedging transaction to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition of such a transaction, will be disregarded for purposes of the 75.0% and 95.0% gross income tests. There are also rules for disregarding income for purposes of the 75.0% and 95.0% gross income tests with respect to hedges of certain foreign currency risks. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75.0% and 95.0% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, a U.S. stockholder is a beneficial owner of our common stock that for federal income tax purposes is (1) a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person or otherwise is treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common stock by the partnership.

Distributions

Distributions to U.S. stockholders, other than capital gain dividends discussed below, will constitute dividends to the extent they do not exceed the amount of our current or accumulated earnings and profits. Such dividends, other than qualified dividend income, will be taxable to stockholders as ordinary income. As long as we continue to qualify as a REIT, these distributions are not eligible for the dividends-received deduction generally available to corporate stockholders. In addition, with limited exceptions, these distributions are not eligible for taxation at the preferential income tax rates in effect through 2010 for qualified distributions received by individuals from taxable C corporations. Stockholders that are individuals, however, are taxed at the preferential rates on distributions designated by and received from us to the extent that the distributions are treated as qualified dividend income. Dividends will be treated as qualified dividend income to the extent that the income is attributable to (1) income retained by us in the prior taxable year on which we were subject to corporate level income tax (less the amount of tax), (2) distributions received by us from taxable C corporations, or (3) income in the prior taxable year from the sales of “built-in gain” property acquired by us from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

If we make a distribution in excess of the amount of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis of a U.S. stockholder’s shares of our common stock, and the amount of each distribution in excess of a U.S. stockholder’s tax basis in its shares of our common stock will be taxable as gain realized from the sale of its shares. Distributions that we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of the year, as long as we actually pay the distribution during January of the following calendar year. U.S. stockholders are not permitted to include any of our losses on their own federal income tax returns.

Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our stock will not be treated as passive activity income. As a result, a U.S. stockholder will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Net capital gain derived from a disposition of our stock (or capital gain dividends) generally will be excluded from a U.S. stockholder’s investment income unless the U.S. stockholder elects to have such gain taxed at ordinary income rates.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held its shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20.0% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15.0% (through 2010) in the case of U.S. stockholders who are individuals, and 35.0% for corporate stockholders. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25.0% maximum federal income tax rate to the extent of previously claimed depreciation deductions for U.S. stockholders who are individuals.

Disposition of Stock

In general, a U.S. stockholder will realize gain or loss upon the sale or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the common stock at the time of the disposition. Capital gains recognized by individuals upon the sale or disposition of shares of our common stock will generally be subject to a maximum federal income tax rate of 15.0% (through 2010) if such stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35.0% through 2010) if such stock is held for 12 months or less. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25.0% (which is generally higher than the long-term capital gain tax rates for non-corporate stockholders) to a portion of a capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35.0%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of shares of our common stock will be considered capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a stockholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

If a U.S. stockholder has shares of our common stock redeemed by us, such U.S. stockholder will be treated as if it sold the redeemed shares if (1) all of its shares of our common stock are redeemed (after taking into consideration certain ownership attribution rules set forth in the Code) or (2) such redemption is (a) not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or (b) substantially disproportionate within the meaning of Section 302(b)(2) of the Code. If a redemption is not treated as a sale of the redeemed shares, it will be treated as a distribution made with respect to the U.S. stockholder’s stock. U.S. stockholders should consult with their tax advisors regarding the taxation of any particular redemption of our shares.

Information Reporting and Backup Withholding

Payments of dividends on our common stock and proceeds received upon the sale, redemption or other disposition of our common stock may be subject to IRS information reporting and backup withholding. Payments to certain U.S. stockholders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a non-corporate U.S. stockholder generally will be subject to information reporting. Such payments also generally will be subject to backup withholding if such stockholder (1) fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number, (2) furnishes an incorrect taxpayer identification number, (3) is notified by the IRS that it has failed to properly report payments of interest or dividends or (4) fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the IRS has not notified the U.S. stockholder that it is subject to backup withholding.

A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s U.S. federal income tax liability, if any, and otherwise will be refundable, provided that the requisite procedures are followed. U.S. stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.

TAXABLE U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Taxation of Tax-Exempt U.S. Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. They are subject to taxation, however, on their unrelated business taxable income, or UBTI. Provided that (1) a tax-exempt U.S. stockholder has not held shares of our common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of our common stock is financed through a borrowing by the tax-exempt stockholder) and (2) our common stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale or redemption of shares of our common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

However, for tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt U.S. stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

In the event that we are deemed to be “predominately held” by qualified employee pension benefit trusts (as defined in the Code), such trusts would be required to treat a certain percentage of the distributions paid to them as UBTI. We would be deemed to be “predominately held” by such trusts if either (1) one employee pension benefit trust owns more than 25.0% in value of our common stock, or (2) any group of employee pension benefit trusts, each owning more than 10.0% in value of our common stock, holds in the aggregate more than 50.0% in value of our common stock. If either of these ownership thresholds were ever exceeded, any qualified employee pension benefit trust holding more than 10.0% in value of our common stock would be subject to tax on that portion of our distributions made to it which is equal to the percentage of our income that would be UBTI if we were a qualified trust, rather than a REIT. Our common stock has not been and is not currently “predominately held” by qualified employee pension benefit trusts. Although we do not expect our common stock to be deemed to be “predominately held” by qualified employee pension benefit trusts, we cannot give any assurance that our common stock will not be so held and that the above rules dealing with qualified employee pension benefit trusts will not apply.

TAX-EXEMPT U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Taxation of Non-U.S. Stockholders

The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to non-U.S. stockholders. A non-U.S. stockholder is any person who is not a U.S. stockholder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation.

Ordinary Dividends

The portion of dividends received by non-U.S. stockholders payable out of our current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be treated as ordinary income and will be subject to U.S. withholding tax at the rate of 30.0% (unless reduced by an applicable income tax treaty). In general, non-U.S. stockholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of our common stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our common stock is effectively connected with such stockholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. stockholder), the non-U.S. stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (a corporate non-U.S. stockholder may also be subject to a “branch profits tax” at a rate of 30.0% or lower under an applicable treaty).

We expect to withhold U.S. income tax at the rate of 30.0% on the gross amount of any distributions of ordinary income made to a non-U.S. stockholder unless (1) a lower treaty rate applies and proper certification is provided on IRS Form W-8 or (2) the non-U.S. stockholder submits an IRS Form W-8ECI claiming that the distribution is effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. stockholder). However, the non-U.S. stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Non-Dividend Distributions

Unless we are treated as a “U.S. real property holding corporation” (i.e., a corporation whose U.S. real property interests make up at least 50.0% of the total value of the corporation’s real property interests and business assets), distributions by us which are not paid out of our current and accumulated earnings and profits will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, a non-U.S. stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. If we are treated as a U.S. real property holding corporation, a distribution in excess of current and accumulated earnings and profits will be subject to 10.0% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10.0% withholding tax will not apply to distributions already subject to the 30.0% dividend withholding.

Capital Gain Dividends

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of U.S. real property interests held by us directly or through pass-through subsidiaries (a “capital gain dividend”), must be reported in U.S. federal income tax returns filed by, and are treated as effectively connected with a U.S. trade or business of, the non-U.S. stockholder. Capital gain dividends are subject to federal income tax at the rates applicable to U.S. stockholders (currently 35.0%). A non-U.S. corporate stockholder may also be subject to an additional 30.0% “branch profits tax” (or a lower rate of tax under the applicable income tax treaty). We are required to withhold tax at a 35.0% rate on capital gain dividends. Notwithstanding the above, if at any time during the one-year period ending on the date of our distribution of a capital gain dividend a non-U.S. stockholder did not hold more than 5.0% of any class of our stock that is regularly traded on an established securities market, such dividend should instead be taxed to the non-U.S. stockholder as an ordinary dividend at 30.0% pursuant to the rules discussed above under “ – Ordinary Dividends.”

Disposition of Stock

Gain recognized by a non-U.S. stockholder upon a sale, repurchase or other disposition of our common stock generally will not be taxable to such stockholder in the United States unless (1) investment in our common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business (through a U.S. permanent establishment, if a non-U.S. stockholder is entitled to the benefits of an applicable tax treaty and such tax treaty so requires as a condition for taxation), in which case the non-U.S. stockholder generally will be subject to the same treatment as U.S. stockholders with respect to the gain and if such non-U.S. stockholder is a corporation, may also be subject to the branch profits tax described above; (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year and other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains, reduced by certain capital losses; or (3) we are not a “domestically controlled REIT” (defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons), in which case gain recognized by a non-U.S. stockholder will be taxable under FIRPTA.

We currently anticipate that we constitute a domestically controlled REIT, although, because our common stock is publicly traded, there can be no assurance that we have or will retain that status. If we are not a domestically controlled REIT, gain recognized by a non-U.S. stockholder with respect to any class of our stock that is regularly traded on an established securities market will nevertheless be exempt under FIRPTA if that non-U.S. stockholder at no time during the five-year period ending on the date of disposition owned more than 5.0% of such class of stock. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S stockholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In that case, withholding tax at a rate of 10.0% of the amount payable could apply and any withholding tax withheld pursuant to the rules applicable to dispositions of a U.S. real property interest would be creditable against such non-U.S. stockholder’s U.S. federal income tax liability.

Non-U.S. stockholders are urged to consult their own tax advisors as to whether they will be subject to tax under FIRPTA upon a disposition of our common stock.

Backup withholding and information reporting

Additional issues may arise for information reporting and backup withholding for non-U.S. stockholders. Non-U.S. stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding requirements under the Code.

NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Dividend Reinvestment Plan

Our stockholders have had the opportunity since June 2006 to participate in a DRIP sponsored and administered by AST which allows them to acquire additional shares of our common stock by automatically reinvesting their cash dividends. The additional shares are purchased on the open market by the DRIP administrator. The share price of stock acquired pursuant to the DRIP is the average price of all shares purchased with the reinvested distributions by the DRIP administrator on behalf of all DRIP participants relating to a particular distribution by us. The DRIP administrator charges participants under the DRIP commissions and other fees according to the fee schedule provided by AST in connection with any acquisition of shares. We do not subsidize or otherwise provide any discount to DRIP participants in connection with the acquisition of shares of common stock under the DRIP. Stockholders who do not participate in the DRIP continue to receive cash distributions as declared. Stockholders who elect to participate in the DRIP will incur tax liability for dividends reinvested even though they will receive no related cash. Specifically, stockholders will be treated as if they have received a cash dividend from us and then applied such dividend to purchase additional common stock in the DRIP. A U.S. stockholder who reinvests dividends will be taxed on such dividends at ordinary income tax rates to the extent such dividends are made out of our current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend, in which case such designated portion of the distribution will be taxed as capital gain. See “Taxation of Taxable U.S. Stockholders – Distributions” above. A non-U.S. stockholder who reinvests dividends will be subject to U.S. withholding tax on such dividends to the extent such dividends are made out of our current or accumulated earnings and profits, as discussed in “Taxation of Non-U.S. Stockholders – Ordinary Dividends” above. A non-U.S. stockholder who reinvests dividends that we designate as capital gain dividends will be subject to tax on such dividends as discussed in “Taxation of Taxable Non-U.S. Stockholders – Capital Gain Dividends” above.

Impact of Recent Legislation

Recently enacted legislation generally imposes, effective for payments made after December 31, 2012, a withholding tax of 30.0% on certain U.S.-source “withholdable payments” paid to “foreign financial institutions” with U.S. customers and “foreign nonfinancial entities” with substantial U.S. owners, unless foreign financial institutions and foreign nonfinancial entities disclose certain information regarding their U.S. customers or U.S. owners to the IRS and satisfy certain conditions, including the execution of an information reporting agreement with the IRS. A “withholdable payment” is non-effectively connected (1) U.S. source fixed or determinable annual or periodical income (i.e., dividends, interest, royalties); (2) U.S. source gross proceeds from sales of property that produce interest and dividend income; and (3) interest on deposits with foreign branches of domestic commercial banks (which are otherwise non-U.S. source income). A foreign financial institution includes a foreign entity that (1) accepts deposits in the ordinary course of a banking or similar business, (2) holds financial assets for the account of others as a substantial portion of its business, or (3) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest in the foregoing. A foreign nonfinancial entity is any entity that is not a foreign financial institution.

In order to comply with the new rules and avoid the 30% withholding tax, non-U.S. stockholders should note that they may themselves be required to comply with these reporting requirements with respect to their investors and/or to enter into an information reporting agreement with the IRS. Non-U.S. stockholders are urged to consult their own tax advisors as to the impact of these new rules and reporting requirements on their investment in our common stock.

Tax Aspects of Our Investment in Our Operating Partnership

We will be entitled to include in our income a distributive share of the income of our operating partnership and of any other partnership, joint venture, limited liability company or other entity treated as a partnership for federal tax purposes in which we directly or indirectly own an interest (individually a “Partnership” and collectively, the “Partnerships”) and to deduct our distributive share of each Partnership’s losses only if each Partnership is classified for U.S. federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. Under applicable Treasury Regulations, which we refer to as the “Check-the-Box-Regulations,” an unincorporated domestic entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If the entity fails to make an election, it generally will be treated as a partnership for U.S. federal income tax purposes. Each Partnership is classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the Check-the-Box-Regulations.

Even though a Partnership has not elected and will not elect to be treated as an association for U.S. federal income tax purposes, it may be taxed as a corporation if it is deemed to be a “publicly traded partnership.” A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, provided, that even if the foregoing requirements are met, a publicly traded partnership will not be treated as a corporation for U.S. federal income tax purposes if at least 90.0% of the partnership’s gross income for each taxable year consists of “qualifying income” under Section 7704(d) of the Code. Qualifying income generally includes any income that is qualifying income for purposes of the 95.0% gross income test applicable to REITs.

Under applicable Treasury Regulations, limited safe harbors from the definition of a publicly traded partnership are provided. Pursuant to one of those safe harbors, or the “Private Placement Exclusion,” interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction (or transactions) that were not required to be registered under the Securities Act of 1933 and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (including a partnership, grantor trust or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100 partner limitation.

Each Partnership has never been, and is not currently, a publicly traded partnership. This is because (1) interests in the Partnerships are not traded and have never been traded on an established securities market and (2) each Partnership satisfies the Private Placement Exclusion safe harbor and thus interests in each Partnership should not be treated as readily tradable on a secondary market or the substantial equivalent thereof. Even if interests in the Partnerships were traded on an established securities market or were readily tradable on a secondary market or the substantial equivalent thereof, however, none of the Partnerships should be treated as a publicly traded partnership because at least 90.0% of the gross income of each Partnership for each taxable year has consisted of, and is expected to consist of, “qualifying income” under Section 7704(d) of the Code.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships for U.S. federal income tax purposes. If for any reason the Partnerships were taxable as corporations for U.S. federal income tax purposes, we would not be able to qualify as a REIT, unless we are eligible for relief from the violation pursuant to relief provisions described herein. In addition, any changes in the

Partnerships’ status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of the Partnerships would not pass through to their partners, and their partners would be treated as stockholders for tax purposes. In such instance, the Partnerships would be required to pay income tax at corporate tax rates on their net income, and distributions to their partners would constitute distributions that would not be deductible in computing the Partnerships’ taxable income.

Tax Allocations With Respect to Contributed Properties

Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. Under applicable Treasury Regulations, partnerships are required to use a “reasonable method” for allocating items subject to Section 704(c) of the Code, and several reasonable allocation methods are described therein.

Under the operating partnership agreement, depreciation or amortization deductions of our operating partnership generally will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under Section 704(c) to use a different method for allocating depreciation deductions attributable to its properties. In addition, gain or loss on the sale of a property that has been contributed to our operating partnership will be specially allocated to the contributing partner to the extent of any built-in gain or loss with respect to the property for U.S. federal income tax purposes. It is possible that we may (1) be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if each such property were to have a tax basis equal to its fair market value at the time of contribution, and (2) be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds received by us, which might adversely affect our ability to comply with the REIT distribution requirements, although we do not anticipate that this event will occur. The foregoing principles also will affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a distribution. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a distribution than would have occurred had we purchased such properties for cash.

State and Local Taxes

We and our subsidiaries and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of our company, our subsidiaries and our stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our common stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of the Treasury Regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our common stock.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK APPLICABLE TO THEIR OWN PARTICULAR TAX SITUATIONS.

FINANCIAL STATEMENTS

The section “Financial Statements and Supplementary Data” contained in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010, are incorporated herein by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes “forward-looking statements” and represents an estimate of possible changes in fair value or future earnings that could occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet in part our long-term liquidity requirements, we will borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. In August 2006, we purchased an interest-rate swap with a notional amount of $30.0 million in order to comply with the terms of our credit agreement which requires us to hedge a portion of the maximum borrowing amount. As of December 31, 2009, a derivative with a fair value of $0.7 million was included in accounts payable and other accrued liabilities. In June 2010, we replaced the interest-rate swap with another interest-rate swap with a notional amount of $30.0 million and which expires in April 2011. From time to time we may enter into other interest rate hedge contracts such as collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue derivative contracts for trading or speculative purposes.

As of December 31, 2009, we had approximately $63.7 million of fixed-rate debt and approximately $89.1 million of variable-rate debt. The weighted-average interest rate on the fixed-rate debt was 6.66%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the change in 30-day LIBOR, but would be limited to the effect on the gap between the balance on the revolving credit facility and the $30.0 million notional amount of the interest-rate swap executed August 8, 2006, as well as the balance of the mortgage on the Crowne Plaza Hampton Marina – to the extent that 30-day LIBOR exceeds 2.00% – as well as the loan from the Carlyle entity that is the other member of the joint venture entity that owns the Crowne Plaza Hollywood Beach Resort. Assuming that the amount outstanding under our credit facility remains at approximately $75.5 million, the balance at December 31, 2009, the impact on our annual interest incurred and cash flows of a one percent change in interest rate would be approximately $501,000.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated, is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Underwriter	Number of Shares of Common Stock
Stifel, Nicolaus & Company, Incorporated
Janney Montgomery Scott LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are severally obligated to take and pay for all shares of common stock offered hereby (other than those covered by the underwriters’ over-allotment option described below) if any such shares are taken.

The underwriters initially propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at a price that represents a concession not in excess of $             per share below the public offering price. Any underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to other underwriters or to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares set forth next to the names of all underwriters in the preceding table.

The following table provides information regarding the amount of the discount and other items of underwriting compensation, as determined in accordance with the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”), to be paid to the underwriters by us:

	Discount Per Share	Total Discount and Other Compensation Without Exercise of Over-allotment Option	Total Discount and Other Compensation With Full Exercise of Over-allotment Option
Underwriting discounts and commissions payable by us	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NASDAQ Global Market under the trading symbol “MDH.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions.

Stabilizing transactions consist of some bids or purchases of shares of our common stock made for the purpose of preventing or slowing a decline in the market price of the shares while the offering is in progress.

In addition, the underwriters may impose penalty bids, under which they may reclaim the selling concession from a syndicate member when the shares of our common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We, and our executive officers and directors, have agreed that for a period of 90 days from the date of this prospectus we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any securities that are substantially similar to the common stock or any preferred shares that rank on a parity with or senior to the common stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive any such substantially similar securities. Stifel, Nicolaus & Company, Incorporated may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 90-day period. However, there are no agreements between Stifel, Nicolaus & Company, Incorporated and the parties that would allow them to do so as of the date of this prospectus.

The underwriters or their affiliates from time to time provide and may in the future provide investment banking, commercial banking and financial advisory services to us, for which they have received and may receive customary compensation.

EXPERTS

The financial statements incorporated into this prospectus by reference from MHI’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, have been audited by Witt Mares, PLC, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares, will be passed upon for us by Baker & McKenzie LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ballard Spahr LLP.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website, www.MHIHospitality.com, which contains additional information concerning MHI Hospitality Corporation. We make available free of charge through our website all our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, definitive proxy statements and other reports filed with the Securities and Exchange Commission as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We have also posted on this website our Code of Business Conduct and the charters of our Audit and Nominating, Corporate Governance and Compensation Committees of our board of directors. The information contained in or accessed through our on our website is neither part of nor incorporated into this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports, is available free of charge through our website at http://www.MHIHospitality.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules, which may be found at the SEC’s website at http://www.sec.gov. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have filed previously with the SEC. These documents contain important information about us, our business and our finances.

Document	Period
Annual Report of Form 10-K (File No. 1-32379)	Year ended December 31, 2009

Document	Period
Quarterly Report of Form 10-Q (File No. 1-32379)	Quarter ended March 31, 2010

Document	Filed
Current Reports on Form 8-K (File No. 1-32379)	February 5, 2010
April 23, 2010
June 7, 2010

Document	Filed
Definitive Proxy Statement on Schedule 14A (File No.1-32379)	March 24, 2010

Document	Filed
Description of our common stock on Form 8-A (File No. 1-32379)	March 10, 2008

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

MHI Hospitality Corporation

410 W. Francis Street

Williamsburg, Virginia 23185-4046

Attention: Investor Relations/Scott Kucinski,

Telephone: 757-229-5648

You should rely only on the information contained in this prospectus, any prospectus supplement, any applicable free writing prospectus and the documents that are incorporated by reference. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

             Shares

MHI HOSPITALITY CORPORATION

Common Stock

PROSPECTUS

STIFEL NICOLAUS

JANNEY MONTGOMERY SCOTT

                    , 2010

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered (assuming no exercise of the underwriter’s over-allotment option), all of which are being borne by the Registrant.

Securities and Exchange Commission registration fee		$8,912.50
FINRA filing fee		13,000.00
NASDAQ listing fee			*
Printing and engraving fees			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky fees and expenses			*
Transfer Agent and Registrar fees			*
Advisory fee			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

All expenses, except the Securities and Exchange Commission registration fee and the FINRA filing fee, are estimated.

Item 32.	Sales To Special Parties.

Not applicable.

Item 33.	Recent Sales of Unregistered Securities.

Not applicable.

Item 34.	Indemnification of Directors and Officers.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) bad faith or active and deliberate dishonesty established by a final judgment and which was material to the cause of action. Our charter contains a provision which limits the liability of our directors and officers to the maximum extent permitted by Maryland law.

Our charter permits us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director and at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of our company.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director or officer of our company and at our request, serves or has served an11other real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, against any claim or liability to which he may become subject by reason of such status. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of our company in any of the capacities described above and to any employee or agent of our company or a predecessor of our company. Maryland law requires us to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

The MGCL permits a Maryland corporation to indemnify and advance expenses to its directors, officers, employees and agents. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged to be liable for an improper personal benefit. In accordance with the MGCL and our bylaws, our bylaws require us, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written statement by the director or officer or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

We provide insurance from a commercial carrier against certain liabilities that could be incurred by our directors and officers.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. The section “Financial Statements and Supplementary Data” contained in our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010, is incorporated herein by reference.

(b)	Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Underwriting agreement*

3.1	Articles of Amendment and Restatement of MHI Hospitality Corporation (filed as exhibit 3.1 to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on October 20, 2004. (333-118873) and incorporated by reference herein)

Exhibit No.	Description of Exhibit
3.2	Amended and Restated Bylaws of MHI Hospitality Corporation (filed exhibit 3.2 to the Registrant’s Pre-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 13, 2004. (333-118873) and incorporated by reference herein)

3.3	Amended and Restated Agreement of Limited Partnership of MHI Hospitality, L.P. (filed as exhibit 3.3 to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 29, 2004. (333-118873) and incorporated by reference herein)

4.1	Form of Common Stock Certificate (filed as Exhibit 4.1 to the Company’s Pre-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 13, 2004. (333-118873) and incorporated by reference herein)

5.1	Opinion of Baker & McKenzie LLP*

8.1	Tax Opinion of Baker & McKenzie LLP*

21.1	List of Subsidiaries of MHI Hospitality Corporation

23.1	Consent of Witt Mares, PLC, Independent Registered Public Accounting Firm

23.2	Consent of Baker & McKenzie LLP (included in Exhibit 5.1)

23.3	Commercial Mortgage Alert Consent

23.4	Smith Travel Research Consent

24.1	Power of attorney (included in signature page)

*	To be filed by amendment.

Item 37.	Undertakings.

(a) The undersigned Registrant hereby undertakes that:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration state in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Williamsburg, Commonwealth of Virginia, on June 15, 2010.

MHI HOSPITALITY CORPORATION

By:	/S/ ANDREW M. SIMS
Andrew M. Sims President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby appoints Andrew M. Sims and William J. Zaiser, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities that are filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signature	Title	Date
/S/ ANDREW M. SIMS Andrew M. Sims	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 15, 2010

/S/ WILLIAM J. ZAISER William J. Zaiser	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	June 15, 2010

/S/ ANTHONY E. DOMALSKI Anthony E. Domalski	Chief Accounting Officer (Principal Accounting Officer)	June 15, 2010

/S/ ANTHONY C. ZINNI Gen. Anthony C. Zinni	(Director)	June 15, 2010

/S/ KIM E. SIMS Kim E. Sims	(Director)	June 15, 2010

/S/ CHRISTOPHER L. SIMS Christopher L. Sims	(Director)	June 15, 2010

/S/ EDWARD S. STEIN Edward S. Stein	(Director)	June 15, 2010

/S/ JAMES P. O’HANLON James P. O’Hanlon	(Director)	June 15, 2010

/S/ J. PAUL CAREY J. Paul Carey	(Director)	June 15, 2010

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